UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission File Number 001-36729



FRESHPET, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-1884894**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**
400 Plaza Drive, 1st Floor	
Secaucus, New Jersey	**07094**
(Address of Principal Executive Offices)	**(Zip Code)**

(201) 520-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, $0.001 par value per share	FRPT	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-Accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1 (b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $2.4 billion.

As of February 23, 2023, 48,048,343 shares of common stock of the registrant were outstanding.

Documents Incorporated By Reference

The information required by Part III, Items 10, 11, 12, 13, and 14 of this Annual Report on Form 10-K will be filed (and are hereby incorporated by reference) by an amendment hereto or pursuant to a definitive proxy statement pursuant to Regulation 14A that will contain such information.

Freshpet, Inc.
Annual Report on Form 10-K
TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this report are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "aim," "anticipate," "believe," "estimate," "expect," "forecast," "target," "outlook," "potential," "project," "projection," "plan," "intend," "seek," "may," "could," "would," "will," "should," "can," "can have," "likely," the negatives thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

- our ability to meet our sustainability targets, goals, and commitments, including due to the impact of climate change;
- changes in global economic and financial market conditions generally, such as inflation and interest rate increases;
- the impact of various worldwide or macroeconomic events, such as the ongoing conflict between Russia and Ukraine, on the U.S. and global economics, our employees, suppliers, customers and end consumers, which could adversely and materially impact our business, financial condition and results of operations;
- our ability to successfully implement our growth strategy, including related to implementing our marketing strategy and building capacity to meet demand, such as through the timely expansion of certain of our Freshpet Kitchens (as defined below);
- our ability to successfully implement new processes and systems as we continue to stabilize and improve our new ERP;
- our ability to timely complete the construction at our Freshpet Kitchens South and Freshpet Kitchens Ennis (our Freshpet Kitchens Bethlehem, Freshpet Kitchens South and Freshpet Kitchens Ennis collectively, "Freshpet Kitchens") and achieve the anticipated benefits therefrom;
- the loss of key members of our senior management team;
- allegations that our products cause injury or illness or fail to comply with government regulations;
- the loss of a significant customer;
- the entrance of new competitors into our industry;
- the effectiveness of our marketing and trade spending programs;
- our ability to introduce new products and improve existing products;
- our ability to match our manufacturing capacity with demand;
- the impact of government regulation, scrutiny, warning and public perception;
- the effect of false marketing claims;
- adverse weather conditions, natural disasters, pestilences and other natural conditions affecting our operations;
- our ability to develop and maintain our brand;
- the effect of potential price increases and shortages on the inputs, commodities and ingredients that we require, including those effects caused by inflation;
- our ability to manage our supply chain effectively;
- global or local pandemic, such as COVID-19;
- actions of activist stockholders;
- volatility in the price of our common stock; and
- other factors discussed under the headings "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report.

While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this report in the context of these risks and uncertainties.

ITEM 1. BUSINESS

Overview

Freshpet, Inc. ("Freshpet," the "Company," "we" or "our") is disrupting the over $38.4 billion North American pet food industry by driving consumers to reassess conventional dog and cat food offerings that have remained essentially unchanged for decades. We position our brand to benefit from mainstream trends of growing pet humanization and consumer focus on health and wellness. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple classes of retail, including grocery (including online), mass, club, pet specialty and natural. We have successfully expanded our network of Freshpet Fridges within leading blue-chip retail chains. The strength of our business model extends to our customers, who we believe find that Freshpet grows their pet category sales, drives higher traffic, increases shopper frequency and delivers category leading margins. As of December 31, 2022, our household penetration within North America was approximately 4.9 million, with a target of 11 million households by 2025. Additionally, we believe that there are opportunities to expand our network into international markets as demonstrated with our recent initiatives in the U.K. market.

Our Industry

We primarily compete in the North American dog and cat food market, which we estimate will grow at an average compounded annual growth rate of 5.7% from 2022 to 2027. We believe pet food spending in North America will continue to increase at a similar rate during this same time period. The pet food market has historically been resilient as consumers continue to spend on their pets even during economic downturns.

We believe the following trends are driving growth in our industry:

Pet ownership.   There are currently approximately 90.5 million pet owning households in the United States, which represents approximately 70% of total households, and over 114.3 million dogs and cats in the United States, according to the American Pet Products Association.

Pet humanization.   According to Packaged Facts, 92%-96% of U.S. pet owners view their pets as members of the family. As pets are increasingly viewed as companions, friends and family members, pet owners are being transformed into "pet parents" who spare no expense for their loved ones, driving premiumization across pet categories. This trend is reflected in food purchasing decisions. According to an American Pet Products Association's Pulse Study, 72% of pet parents feel they are closer/more bonded with their pet due to the COVID-19 pandemic. We believe that pet owners' closer bond to their pets aligns with recent trends, which the COVID-19 pandemic has further accelerated.

Increasing consumer focus on health & wellness.   Consumers are increasingly purchasing fresh, natural and organic food products. We believe consumers are seeking simple, fresh and easy to understand food products from brands they trust and made with ingredients that are transparently sourced.

The pet food purchasing decision is underpinned by higher brand loyalty than many other consumer packaged goods categories. A consumer selecting a pet food brand resists frequent switching in order to avoid disrupting the pet's diet, resulting in high repeat purchasing behavior. As a result, we believe that as consumers try fresh, refrigerated pet food, they are likely to become repeat users of the product.

Our Opportunity

Even though long-term consumer trends of pet humanization and health and wellness are well documented, conventional pet food sold as dry kibble or wet food in cans has not changed substantially for decades. We believe that the pet food industry has not kept pace with how consumers think about food for their families, including their pets. As a result, consumers are searching for higher quality, less processed food for their dogs' and cats' meals that measure up to today's sensibilities of what actually constitutes "good food." Freshpet was specifically designed to address this growing need with affordable offerings accessible to the average consumer.

Our Mission and Values

We started Freshpet with a single-minded mission—to bring the power of real, fresh food to our dogs and cats. And, we are committed to doing so in ways that are good for Pets, People and Planet.

Pets

Our pets are members of our family and deserve to eat the kind of fresh, healthy food that we do. Freshpet's carefully selected ingredients and gentle cooking process ensures best-in-class bioavailable nutrition. Hundreds of customer testimonials each year underscore Freshpet's support of a long and healthy life. Further, since founding Freshpet, we have donated over fourteen million fresh meals to pets via shelters, charitable organizations, and humane societies, including St Hubert's Animal Welfare Center, Pennsylvania SPCA and 4 Paws for Ability.

People

People include our team members, pet parents, and our partners. We treat our team members with respect and are committed to helping them develop professionally and personally. These efforts have contributed to an employee net promoter score of 80.0%. Additionally, we strive to be good partners with customers, distributors, and suppliers by conducting business with honesty and transparency knowing that we cannot grow without their support.

Planet

We are committed to minimizing our environmental impact while providing the healthiest, tastiest pet food possible. Freshpet Kitchens Bethlehem is a landfill-free facility thanks to state-of-the-art recycling, digesting, and waste-to-energy processes. We support renewable energy by matching the electricity used in Freshpet Kitchens Bethlehem and our refrigerators in over 25,000 retail locations with Green-E Certified renewable energy certificates from North American based projects. Freshpet's chiller fleet efficiency continues to improve with our latest units being up to 8.5x more efficient than older units. In 2020, Nature's Fresh became Freshpet's first, and one of the industry's only, carbon neutral brand for Scope 1, 2, and 3 emissions. For 2021, we went even further and made Freshpet's entire business carbon neutral for Scope 1 and 2 emissions. We are committed to reducing as much of our carbon emissions as possible and use offsets to mitigate residual emissions. In 2022 we opened our state-of-the-art Kitchens in Ennis, TX. This facility will be our most sustainable yet with on-site solar power and battery micro-grid, wastewater recycling, and our most advanced heating / cooling technology. These efforts are intended to help achieve our environmental goals, building and preserving a healthy planet for generations to come.

Our commitment to our values helps us engage with consumers, motivate our team members and attract strong partners, which allows us to fulfill our mission of delivering the best nutritional product choices to improve the well-being of our pets, enrich pet parents' lives and contribute to communities. Freshpet—Pets, People, Planet.

Our Products

Freshpet's business operates in a single segment: the manufacturing, marketing and distribution of pet food and pet treats for dogs and cats. Our products consist of dog food, cat food and dog treats. All Freshpet products are made according to our nutritional philosophy of fresh, meat-based nutrition and minimal processing. Our proprietary recipes include real, fresh meat and varying combinations of vitamin-rich vegetables, leafy greens and antioxidant rich fruits, without the use of preservatives, additives or artificial ingredients. Our unique product attributes appeal to diverse consumer needs across multiple classes of retail where Freshpet is sold. Consequently, our brand resonates across a broad cross-section of pet parent demographics.

Our products are sold under the Freshpet brand name, with ingredients, packaging and labeling customized by different classes of trade and are available in multiple forms.


freshpet
HOMESTYLE Creations
CHICKEN & TURKEY RECIPE
WITH EGGS, CRANBERRIES, SWEET POTATOES & GREEN BEANS
FULLY COOKED & READY TO SERVE
GENTLY COOKED
REAL CHICKEN RECI
BEEF RECIPE
GENTLY COOKED
EAL BEEF RECIPE
NET WT. 1 LB (454 g)


freshpet
SELECT
LARGE DOG
BIG BITES
MULTI-PROTEIN RECIPE
freshpet
fresh from the kitchen
freshpet
SELECT
Moisture Rich
TENDER BITES
TENDER CHICKEN
freshpet
SELECT
SMALL DOG


freshpet
NATURE'S Fresh
SUSTAINABLY SOURCED WITH A FOCUS ON REGENERATIVE FAMILY FARMS, OUR CERTIFIED HUMANELY RAISED GRAIN FREE CHICKEN RECIPE
freshpet
NATURE'S Fresh
CAT


freshpet
SPRING & SPROUT
PLANT-BASED MEALS
SPRING & SPROUT
SPRING & SPROUT


freshpet
VITAL
FRESH CUTS
CHICKEN RECIPE
NON GMO
freshpet
VITAL GRAIN FREE
Small Breed
CHICKEN RECIPE
BEEF & BISON RECIPE
CHICKEN RECIPE
VITAL
BALANCED NUTRITION


MADE WITH PRIDE IN THE USA
freshpet
Deli Fresh
GRAIN FREE
NON GMO
freshpet
Deli Fresh

We also offer fresh treats across all classes of retail under the Dognation and Dog Joy labels.


FRESH
freshpet
DogNation
CHICKEN RECIPE
TREATS FOR DOGS
FRESH
freshpet
DogNation
TURKEY BACON
TREATS FOR DOGS


freshpet
Dog Joy
TREATS FOR DOGS
SLOW GRILLED CHICKEN RECIPE
freshpet
Dog Joy
TREATS FOR DOGS
WOOD SMOKED TURKEY BACON

Our Product Innovation

As the first manufacturer of fresh, refrigerated pet food distributed across North America, product innovation is core to our strategy. We take a fresh approach to pet food and are not constrained by conventional pet food products, attributes and production capabilities. We employ a tightly-knit, creative team of marketing and research and development professionals, and we consult with outside experts through our Nutrition Council, which consist of PhDs in nutrition and veterinary nutritionists. Our team often identifies pet parents' needs by evaluating emerging demand trends in both pet food and human food. New products are refined iteratively with the help of consumer panel data to arrive at products that we believe can be commercially successful.

The success of our approach is evidenced by our broad product portfolio today. We began Freshpet by producing fresh, refrigerated slice and serve rolls, and over time have steadily expanded into successful new product forms including bags and treats. We also introduced new fresh recipes and ingredients, such as proteins and grain-free options never before seen in pet food that cater to the specific dietary requirements of pets.

Our Innovation Center, which is part of our Freshpet Kitchens, helps us ensure that we remain capable of strong innovation including creating new product platforms to expand the breadth of our fresh pet food offerings. We expect that new product introductions and the introduction of new cooking techniques will continue to delight our consumers and drive growth going forward.

Our Supply Chain

Manufacturing: All of our products are manufactured in the United States. We own and operate what we believe to be the first fresh, refrigerated pet food manufacturing network in North America. Our original Freshpet Kitchens Bethlehem is a 240,000 square foot facility, built to United States Department of Agriculture standards and currently houses six production lines customized to produce fresh, refrigerated food.

In 2020 we began making investments at a manufacturing facility titled "Freshpet Kitchens South." Freshpet Kitchens South currently has three production lines with the space for additional production lines in the future.

The construction of Freshpet Kitchens Ennis, located in Ennis, Texas, began in 2020, with the first production line having been commissioned in Q4 of 2022, and two more lines to be commissioned over the next 18 months from the first phase of the project. The project is being developed in three phases with subsequent expansion planned for the next several years.

Due to the continued growth of the Company's fresh pet food sales, the Company has plans to continue expanding its manufacturing capacity via operational efficiency improvements at our current facilities and via future expansion of our physical features.

In 2022, approximately 98.8% of our product volume was manufactured with Freshpet owned equipment.

Ingredients and Packaging: Our products are made with natural and fresh ingredients including meat, vegetables, fruits, whole grains, vitamins and minerals. Over 50% of our raw ingredients are sourced from suppliers located within 300 miles of our Freshpet Kitchens, and 96% are from North America. We maintain rigorous standards for ingredient quality and safety. By volume, our single largest input is fresh chicken. In order to retain operating flexibility and negotiating leverage, we do not enter into exclusivity agreements or long-term commitments with any of our suppliers. All of our suppliers are well-established companies that have the scale to support our growth. For every ingredient, we either use multiple suppliers or have identified alternative sources of supply that meet our quality and safety standards.

Distribution: Outbound transportation from our facility is handled through a third-party refrigerated freight broker. During 2022 we began to leverage a second third-party distribution center in Texas with the expectation that the Texas facility will service the western section of the country and the Pennsylvania distribution center will service the eastern section of the country. As volume grows we expect to leverage our distribution network to continuously improve customer service levels and decrease certain distribution costs. For certain retailers, we use national and regional distributors.

Our Product Quality and Safety

We go to great lengths to ensure product quality, consistency and safety from ingredient sourcing to finished product. Our Freshpet-owned manufacturing lines allows us to exercise significant control over production. We have a highly skilled Quality Assurance team consisting of quality assurance supervisors, specialists, analysts and quality technicians with significant experience in pet and human food production.

Our production processes are designed to meet science-based quality standards with documented plans for Hazard Analysis Critical Control Points and Hazard Analysis Risk Based Preventive Control to monitor established production controls, calibrate instruments, record data and perform corrective actions. Our on-site laboratory has microbial and composition testing capabilities. Quality control approvals are based on a positive release strategy, wherein a batch can only be shipped when it passes control point record reviews and laboratory testing. Before commencing production, quality assurance professionals swab equipment to test for potential contaminants.

Freshpet's food safety program is certified at Safe Quality Food Level III, which is the highest standard determined under the Global Food Safety Initiative Benchmarks. We believe our systems and standards for product quality and safety can support our growth and ensure continued success in the market.

Our Customers and Distributors

We sell our products throughout the United States, Canada, and Europe, generating the vast majority of our sales in the United States. The strength of our business model makes us an attractive partner for leading blue-chip retailers, who we believe find that Freshpet grows the sales of their pet category, drives higher traffic, increases shopper frequency and delivers category-leading margins. Our Freshpet Fridge locations have been consistently increasing as we add new retail accounts and add stores in existing accounts. We are in approximately 25,281 stores and believe there is opportunity for us to install a Freshpet Fridge in at least 30,000 stores in North America. We sell our products through the following classes of retail: grocery (including online), mass, club, pet specialty and natural.

Our customers determine whether they wish to purchase our products either directly from us or through a third-party distributor. In 2022, our largest distributor by net sales, Animal Supply Co., accounted for 8.0% of our net sales and our largest customer, Walmart, accounted for 21.4% of our net sales.

The Freshpet Fridge

We sell our products through a growing network of company-owned branded refrigerators, the Freshpet Fridges. Our Freshpet Fridges are typically four feet wide by seven feet high and replace standard shelving in the pet aisle or an end-cap of a retail store. Our Freshpet Fridge designs are constantly evolving with all new models featuring prominent edge-lit LED headers, LED interior lighting, crisp black interiors and frameless glass swing doors for aesthetics and easy access. We use state-of-the-art refrigeration technology and environmentally friendly refrigerants to minimize energy consumption and environmental impact.

We design and produce the Freshpet Fridge through a combination of in-house resources and world-class partners. We source our Freshpet Fridges from leading global commercial refrigerator manufacturers with whom we have a collaborative approach to refrigerator design and innovation. Once ordered by us, Freshpet Fridges are shipped to distribution centers for delivery and installation in retail stores.

Installation into retail locations and ongoing maintenance of the Freshpet Fridge is coordinated by Freshpet and executed through leading third-party service providers. All of our Freshpet Fridges are protected by a manufacturer warranty of three years. Our refrigerators are designed to be highly reliable, and at any given time less than 0.5% of the network is out of service for maintenance. Moreover, to ensure quality, cleanliness and appropriate in-stock levels, we employ brokerage partners to conduct a physical audit of the Freshpet Fridge network on an ongoing basis, with photographic results of our Freshpet Fridges transmitted back to Freshpet for review by members of our sales team.

We currently estimate less than 12 month cash-on-cash payback for the average Freshpet Fridge installation, calculated by comparing our total current costs for a refrigerator (including installation) to our current margin on net revenues. We believe our attractive value proposition to retailers and pet parents will allow us to continue penetrating store locations of existing and new customers. The Freshpet Fridge provides a highly-visible merchandising platform, allowing us to control how our brand is presented to consumers at point-of-sale and represents a significant point of differentiation from other pet food competitors. Our total chiller fleet at retailers covers over one million cubic feet of space.


REAL FOOD FRESH FROM THE FRIDGE®
freshpet
REAL FOOD FRESH FROM THE FRIDGE®
freshpet
freshpet
NATURE'S
Fresh
SUSTAINABLE PET FOOD

Marketing and Advertising

Our marketing strategy is designed to educate consumers about the benefits of fresh refrigerated pet food and build awareness of the Freshpet brand. We deploy a broad set of marketing tools across television, digital and public relations to reach consumers through multiple touch points and increase product trials.

Our network of fridges at approximately 25,281 retail locations within blue-chip retailers helps to introduce consumers to our brand and instantly distinguish Freshpet from traditionally merchandised pet food. We have effectively used national TV advertising to drive incremental consumers to try Freshpet products. We expect to realize greater benefits from national TV advertising as we continue to grow the network of Freshpet store locations nationwide. We have also expanded our online presence to better target consumers seeking information on healthy pet food. We reach consumers across multiple digital and social media platforms including websites, blogs and online reviews, as well as with tailored messaging on popular digital hubs including Instagram, Facebook, Twitter, TikTok and YouTube.

Our marketing strategy has allowed us to drive new consumers to our brand and develop a highly engaged community of users who actively advocate for Freshpet.

Competition

Pet food is a highly competitive industry. We compete with manufacturers of conventional pet food such as Mars, Nestlé and Big Heart Pet Brands (part of The J.M. Smucker Company). We also compete with specialty and natural pet food manufacturers such as Colgate-Palmolive and General Mills. In addition, we compete with many regional niche brands in individual geographic markets, as well as the launch of new direct-to-consumer frozen brands.

Given a North American retail landscape dominated by large retailers, with limited shelf space and a significant number of competing products, competitors actively support their brands through marketing, advertising, promotional spending and discounting.

Competitive factors in the pet food industry include product quality, ingredients, brand awareness and loyalty, product variety, product packaging and design, reputation, price, advertising, promotion and nutritional claims. We believe that we compete effectively with respect to each of these factors.

Team Members & Human Capital Resources

At Freshpet we always want to build a fair, healthy and safe workplace, while creating work environment policies that promote diversity, equality and inclusion for our valued employees. We believe that when we create a workplace where our colleagues are engaged, committed and empowered for the long-term, we are better positioned to create value for our Company, as well as for our stockholders. We are proud of our focus on promoting employee engagement across our operations - from our supply chain to our products - and are committed to building our business on a foundation of strong ethics.

Attracting and retaining talent at all levels is vital to continuing our success. We promote the work-life balance of our employees, we invest in our employees through high-quality benefits and various health and wellness initiatives, and we have created a healthy work environment in our offices. In order to incentivize and engage our workforce, Freshpet provides:

- Industry-leading compensation, including stock compensation for every employee
- Multi-year equity grants to "One-of-a-Kind Talent" employees identified by the Board
- 401(k) matching for every employee
- Industry-leading healthcare offered equitably for every employee
- Competitive perquisites, including pet insurance, tuition reimbursement, paid parental leave, free healthy snack room and catered lunches
- Rigorous focus on Diversity & Inclusion to create an inclusive culture to attract, engage and retain our diverse talent

As of December 31, 2022, we had 1,011 employees located primarily in Bethlehem PA, Ennis TX, Secaucus NJ and Europe. None of our employees are represented by a labor union or by any collective bargaining arrangements with respect to his or her employment with us. We believe that our employee relations are good.

Our Corporate Information

We were incorporated in Delaware in November 2004 and currently exist as a Delaware corporation. Our principal executive offices are located at 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094.

Website Information

The address of our corporate website is www.freshpet.com. Our annual reports, annual proxy statements and related proxy cards are made available on our website at the same time they are mailed to stockholders, as required by applicable law. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, periodic reports on Form 8-K and amendments to those reports that we file or furnish pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available through our website, free of charge, as soon as reasonably practicable after they have been electronically filed or furnished to the Securities and Exchange Commission (the "SEC"). Our website also provides access to reports filed by our directors, executive officers and certain significant shareholders pursuant to Section 16 of the Exchange Act. In addition, our Corporate Governance Guidelines, General Code of Ethics, Code of Ethics for Executive Officers and Principal Accounting Personnel and charters for the committees of our board of directors are available on our website as well as other shareholder communications. The information contained in or that can be accessed through our website does not constitute a part of, and is not incorporated by reference into, this report. The SEC maintains a website, http://www.sec.gov, which contains reports, proxy and information statements and other information that we file electronically with the SEC.

Trademarks and Other Intellectual Property

We believe that our rights in our trademarks and service marks are important to our marketing efforts to develop brand recognition and differentiate our brand from our competitors and are a valuable part of our business. We own a number of trademarks and service marks that have been registered, or for which applications are pending, with the United States Patent and Trademark Office including, among others, Freshpet, Vital, Nature's Fresh, Roasted Meals, Fresh From The Kitchen, Freshpet Dog Joy, Dognation, Homestyle Creations and Pets People Planet.

We believe that our intellectual property has substantial value and has significantly contributed to our success to date. We are continually developing new technology and enhancing proprietary technology related to our pet food, Freshpet Fridges and manufacturing operations.

We also rely on unpatented proprietary expertise, recipes and formulations, continuing innovation and other trade secrets to develop and maintain our competitive position.

Government Regulation

Along with our brokers, distributors, and ingredients and packaging suppliers, we are subject to extensive laws and regulations in the United States by federal, state and local government authorities. In the United States, the federal agencies governing the manufacture, distribution and advertising of our products include, among others, the Federal Trade Commission, the U.S. Food and Drug Administration ("FDA"), the U.S. Department of Agriculture, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. Under various statutes, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate our marketing and advertising to consumers. Certain of these agencies, in certain circumstances, must not only approve our products, but also review the manufacturing processes and facilities used to produce these products before they can be marketed in the United States. In addition to agency regulation, we are required to comply with state feed control requirements in the United States. We are also subject to the laws of Canada, including the Canadian Food Inspection Agency, and the United Kingdom, including the Food Standards Agency, as well as provincial and local regulations.

We are subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our distributors and suppliers, are subject to various laws and regulations relating to environmental protection and worker health and safety matters. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Information Systems

We transitioned to a new ERP system during the three months ended March 31, 2022. Implementation, integration and transition efforts continued thereafter and remain ongoing. Accordingly, we have modified certain existing internal control processes relating to the implementation of the new ERP system. Other than the implementation of the new ERP system, there were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) and 15d-15(d) of the Exchange Act during the three months ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This system governs order entry, customer service, accounts payable, accounts receivable, purchasing, asset management, manufacturing and warehouse management. Our order management process is automated via Electronic Data Interchange with virtually all our customers, which feeds information directly to our ERP platform.

ITEM 1A. RISK FACTORS

Investing in our common stock involves a high degree of risk. The following is a discussion of the risks, uncertainties and assumptions that we believe are material to our business, which should be considered in conjunction with the other information contained in this report, including our consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. While the risks are organized by headers, and each risk is discussed separately, many are interrelated. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or results of operations.


Risks Related to our Growth Strategy and Need for Capital


We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy by attracting new consumers to our brand, expanding distribution through the timely expansion of certain of our Freshpet Kitchens, the installation of new Freshpet Fridges and launching new products. Our ability to increase awareness, consumer trial and adoption of our products, and to implement this growth strategy depends, among other things, on our ability to:

- implement our marketing strategy;
- expand and maintain brand loyalty;
- partner with customers to secure space for our Freshpet Fridges;
- develop new product lines and extensions;
- partner with distributors to deliver our products to customers;
- continue to compete effectively in multiple classes of retail, including grocery (including online), mass, club, pet specialty and natural; and
- build capacity to meet demands, including the timely expansion of certain of our Freshpet Kitchens.

We may not be able to successfully implement our growth strategy or to grow consistently from period to period. Our business, financial condition and results of operations will be adversely affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

We expect to need capital in the future for business development, and we may not be able to generate sufficient cash flow or raise capital on acceptable terms to meet our needs.

Developing our business has in the past required and will continue in the future to require significant capital. To meet our capital needs, we expect to continue to rely on our cash flow from operations, our credit facilities, and other third-party financing. Third-party financing in the future may not, however, be available on terms favorable to us, or at all. Our ability to obtain additional funding will be subject to various factors, including general economic and market conditions, our operating performance, the market's perception of our growth potential, lender sentiment and our ability to incur additional debt in compliance with our contractual restrictions.

Additionally, our ability to make payments on and to refinance any indebtedness and to fund planned expenditures for our growth and operational efficiency plans will depend on our ability to generate cash in the future. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate or if we expand faster than anticipated, we may need to seek additional debt or equity financing to operate and expand our business. From time to time, we may seek to raise additional capital by accessing the debt and/or equity markets to fund capital expenditures or otherwise. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels, or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may seek alternative financing, such as selling additional debt or equity securities, and we cannot assure you that we will be able to do so on favorable terms, if at all. For additional possible effects of such offerings, see "Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future offerings of equity securities, which may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock."

Our ability to utilize our credit facilities may be restricted or eliminated if we cannot comply with our debt covenants, which could adversely affect our business, financial condition and results of operations.

We are party to a Sixth Amended and Restated Loan and Security Agreement, which provides for a $350,000,000 senior secured credit facility (as amended the "Sixth Amendment"), encompassing a $300,000,000 delayed draw term loan facility (the "Delayed Draw Facility") and a $50,000,000 revolving loan facility (the "Revolving Loan Facility").

The Credit Facility contains customary representations, warranties, and covenants, including financial covenants. We cannot provide assurance that we will remain in compliance with the financial covenants during 2023. Should we fail to be in compliance, and if the lenders under the Credit Facility decline to provide a waiver of such non-compliance should we seek one, then lenders could accelerate any amounts then due, or could terminate our ability to access the Credit Facility. If this occurs, we could be unable to access the capital needed to fund our liquidity requirements for our operations, capital expenditures and other needs, which would adversely affect our business, financial condition and results of operations.

Loss of our key executive officers or personnel, or an inability to attract and retain such management and other personnel, could negatively affect our business.

Our future success depends to a significant degree on the skills, experience and efforts of our key executive officers. The sudden loss of any of these executives' services or our failure to appropriately plan for any expected key executive succession could materially and adversely affect our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. Additionally, we also depend on our ability to attract and retain qualified personnel to efficiently operate and expand our business. If we fail to attract or retain talented new employees, our business and results of operations could be negatively affected.

Risks Related to Competition in Our Industry

The pet food product category in which we participate is highly competitive. If we are unable to compete effectively, our results of operations could be adversely affected.

The pet food product category in which we participate is highly competitive. There are numerous brands and products that compete for shelf space and sales, with competition based primarily upon brand recognition and loyalty, product packaging, quality and innovation, taste, nutrition, breadth of product line, price and convenience. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. We face strong competition from competitors' products that are sometimes sold at lower prices. Price gaps between our products and our competitors' products may result in market share erosion and harm our business. A number of our competitors have broader product lines, substantially greater financial and other resources and/or lower fixed costs than we have. Our competitors may succeed in developing new or enhanced products, including additional fresh, refrigerated pet food, that are more attractive to customers or consumers than our products. These competitors may also prove to be more successful in marketing and selling their products or may be better able to increase prices to reflect cost pressures. We may not be able to compete successfully with these other companies or maintain or grow the distribution of our products. We cannot predict the pricing or promotional activities of our competitors or whether their strategies will negatively affect us. Many of our competitors engage in aggressive pricing and promotional activities. There are competitive pressures and other factors which could cause our products to lose market share or decline in sales or result in significant price or margin erosion, which would have a material adverse effect on our business, financial condition and results of operations.

Our operating results depend, in part, on the sufficiency and effectiveness of our marketing and trade spending programs.

In general, due to the highly competitive nature of the businesses in which we compete, we must execute effective and efficient marketing investments and trade spending programs with respect to our businesses overall to sustain our competitive position in our markets. Marketing investments may be costly. Additionally, we may, from time to time, change our marketing and trade spending strategies, including the timing, amount or nature of television advertising and related promotional programs. The sufficiency and effectiveness of our marketing and trade spending practices is important to our ability to retain or improve our market share or margins. If our marketing and trade spending programs are not successful or if we fail to implement sufficient and effective marketing and trade spending programs, our business, financial condition and results of operations may be adversely affected.

Risks Related to our Products and Customers

Our business depends on our ability to introduce new products and improve existing products in anticipation of changes in consumer preferences and demographics.

Our business is focused on the development, manufacture, marketing and distribution of pet food products. If consumer demand for our products decreased, our business would suffer. Sales of pet food products are subject to evolving consumer preferences, changing demographics and economic pressures. A significant shift in consumer demand away from our products or a decline in pet ownership could reduce our sales or the prestige of our brand, which would harm our business, financial condition and results of operations.

A key element of our growth strategy depends on our ability to develop and market new products and improvements to our existing products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences and demographics, the technical capability of our product development staff in developing and testing product prototypes, including complying with governmental regulations, and the success of our management and sales team in introducing and marketing new products. Additionally, the development and introduction of new products requires substantial research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. Efforts to accelerate our innovation may exacerbate risks associated with innovation. Failure to develop and market new products that appeal to consumers and meet our objectives could negatively impact our business, financial condition and results of operations.

If we fail to develop and maintain our brand, or the quality of our products that customers have come to expect, our business could suffer.

We believe that developing and maintaining our brand and the quality of our products is critical to our success. The importance of our brand recognition and the quality of our products may become even greater as competitors offer more products similar to ours. Our financial success is directly dependent on consumer perception of our brand and our products. Our brand-building activities involve providing high-quality products, increasing awareness of our brand, creating and maintaining brand loyalty and increasing the availability of our products.

The success of our brand may suffer if our marketing plans or product initiatives do not have the desired impact on our brand's image or its ability to attract customers. Further, our brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about our products (whether or not valid), our failure to maintain the quality of our products, product contamination, the failure of our products to deliver consistently positive consumer experiences, or the products becoming unavailable to consumers. The growing use of social and digital media by consumers increases the speed and extent that information and opinions can be shared. Negative posts or comments about us or our brands or products on social or digital media could damage our brands and reputation. If we fail to maintain the favorable perception of our brands, our business, financial condition and results of operations could be negatively impacted.

The loss of a significant customer, certain actions by a significant customer or financial difficulties of a significant customer could adversely affect our results of operations.

A relatively limited number of customers account for a large percentage of our net sales. During 2022, ten customers, who purchase either directly from us or through third-party distributors, collectively accounted for approximately 64% of our net sales. This percentage may increase if there is consolidation among retailers or if mass merchandisers grow disproportionately to their competition. We expect that a significant portion of our revenues will continue to be derived from a small number of customers; however, these customers may not continue to purchase our products in the same quantities as they have in the past. Our customers are not contractually obligated to purchase from us. Changes in our customers' strategies, including a reduction in the number of brands they carry, shipping strategies, a shift of shelf space to or increased emphasis on private label products (including "store brands"), a reduction in shelf space for pet food items or a reduction in the space allocated for our Freshpet Fridges may adversely affect our sales. Requirements that may be imposed on us by our customers, such as sustainability, inventory management or product specification requirements, may have an adverse effect on our results of operations. Additionally, especially during economic downturns (including those that may be related to the COVID-19 pandemic), our customers may face financial difficulties, bankruptcy or other business disruptions that may impact their operations and their purchases from us and may affect their ability to pay us for products purchased from us. To the extent customers seek to reduce their usual or customary inventory levels or change their practices regarding purchases in excess of consumer consumption, our sales and results of operations could be adversely impacted in that period. If our sales of products to one or more of our significant customers are reduced, this reduction could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain or increase prices for our products, our results of operations may be adversely affected.

We rely in part on price increases to neutralize cost increases and improve the profitability of our business. Our ability to effectively implement price increases or otherwise raise prices for our products can be affected by a number of factors, including competition, our competitors' pricing and marketing, aggregate industry supply, category limitations, market demand and economic conditions, including inflationary and interest rate pressures. During challenging economic times, our ability to increase the prices of our products may be particularly constrained. Additionally, customers may pressure us to rescind price increases that we have announced or already implemented (either through a change in list price or increased promotional activity). If we are unable to maintain or increase prices for our products (or if we must increase promotional activity), our results of operations could be adversely affected. Furthermore, price increases generally result in volume losses, as consumers purchase fewer units. If such losses (also referred to as the elasticity impact) are greater than expected or if we lose distribution due to a price increase (which may result from a customer response or otherwise), our business, financial condition and results of operations could be adversely affected.

If our products are alleged to cause injury or illness, be mislabeled or misbranded, or fail to comply with governmental regulations, we may suffer adverse public relations, need to recall our products and experience product liability claims.

We have in the past and may in the future be exposed to product recalls, including voluntary recalls or withdrawals, and adverse public relations if our products are alleged to cause injury or illness or if we are alleged to have mislabeled or misbranded our products or otherwise violated governmental regulations. For example, we have had legal claims brought against us in California for our use of the word "natural" in describing certain of our products. We may also voluntarily recall or withdraw products that we consider below our standards, whether for taste, appearance or otherwise, in order to protect our brand reputation. Consumer or customer concerns (whether justified or not) regarding the quality or safety of our products could adversely affect our business. Product recalls or withdrawals can result in substantial and unexpected expenditures, destruction of product inventory, and lost sales due to the unavailability of the product for a period of time, which could reduce profitability and cash flow. In addition, a product recall or withdrawal may require significant management attention. As an example, in June 2022 we initiated a voluntary recall of a single lot of a particular brand due to potential salmonella contamination. Although we received no reports of harm to pets or their owners as a result of this potential contamination, this recall resulted in production delays and significant diversion of management time to identify and remediate the issue. Product recalls, product liability claims (even if unmerited or unsuccessful), or any other events that cause consumers to no longer associate our brands with high quality and safe products may also result in adverse publicity or legal challenges, hurt the value of our brands, lead to a decline in consumer confidence in and demand for our products, and lead to increased scrutiny, fines, or other penalties by federal and state regulatory agencies of our operations, which could have a material adverse effect on our business, financial condition and results of operations.

We also may be subject to product liability claims and adverse public relations if consumption or use of our products is alleged to cause injury or illness. While we carry product liability insurance, our insurance may not be adequate to cover all liabilities we may incur in connection with product liability claims. For example, punitive damages are generally not covered by insurance. In addition, we may not be able to continue to maintain our existing insurance, obtain comparable insurance at a reasonable cost, if at all, or secure additional coverage (which may result in future product liability claims being uninsured). A product liability judgment against us or our agreement to settle a product liability claim could also result in substantial and unexpected expenditures, which would reduce profitability and cash flow. In addition, even if product liability claims against us are not successful or are not fully pursued, these claims could harm our brand image, be costly and time-consuming and may require management to spend time defending the claims rather than operating our business.

From time to time we may be subject to claims from competitors or consumers, including consumer class actions, alleging that our product claims are deceptive, such as products being mislabeled or misbranded. Regardless of their merit, these claims can require significant time and expense to investigate and defend. Whether or not a false marketing claim is successful, such assertions could have an adverse effect on our business, financial condition and results of operations, and the negative publicity surrounding them could harm our reputation and brand image.

Risks Related to our Manufacturing and Supply Chain

We may not be able to successfully implement initiatives to improve productivity and streamline operations to control or reduce costs. Failure to implement such initiatives could adversely affect our results of operations.

Because our ability to effectively implement price increases for our products can be affected by factors outside of our control, our profitability and growth depend significantly on our efforts to control our operating costs. Because many of our costs, such as energy and logistics costs, packaging costs and ingredient, commodity and raw product costs, are affected by factors outside or substantially outside our control, we generally must seek to control or reduce costs through operating efficiency or other initiatives. If we are not able to identify and complete initiatives designed to control or reduce costs and increase operating efficiency on time or within budget, our results of operations could be adversely impacted. In addition, if the cost savings initiatives we have implemented to date, or any future cost-savings initiatives, do not generate expected cost savings, our business, financial condition and results of operations could be adversely affected.

Our manufacturing capacity and expansion plans could have a material adverse effect on our business, financial condition and results of operations.

Due to limited manufacturing capacity and our continued growth, the Company recently expanded its manufacturing capacity and may in the future continue expanding its manufacturing capacity via organic growth, operational efficiency increases or other means. See "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments." If our growth exceeds our expectations, we may not be able to increase our own manufacturing capacity to, or obtain contract manufacturing capacity at, a level that meets demand for our products, which could prevent us from meeting increased customer demand and harm our business. If we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets, and we may experience reduced margins. If we do not accurately align our manufacturing capabilities with demand, it could have a material adverse effect on our business, financial condition and results of operations.

The inputs, commodities and ingredients that we require are subject to price increases and shortages that could adversely affect our results of operations.

The primary inputs, commodities and ingredients that we use include meat, vegetables, fruits, carrageenans, whole grains, vitamins, minerals, packaging and energy (including wind power). Prices for these and other items we use may be volatile, and we may experience shortages in these items due to factors beyond our control, such as commodity market fluctuations, availability of supply, increased demand (whether for the item we require or for other items, which in turn impacts the item we require), weather conditions, natural disasters, the effects of climate change, currency fluctuations, inflationary and/or interest rate pressures, governmental regulations (including import restrictions), agricultural programs or issues, energy programs, geopolitical concerns, including the ongoing conflict between Ukraine and Russia, labor strikes and the financial health of our suppliers. Input, commodity and ingredient price increases or shortages may result in higher costs or interrupt our production schedules, each of which could have a material adverse effect on our results of operations. Production delays could lead to reduced sales volumes and profitability, as well as loss of market share. Higher costs could adversely impact our earnings. For example, fuel prices affect our transportation costs for both ingredients and finished product. If we are not able to implement our productivity initiatives or increase our product prices to offset price increases of our inputs, commodities and ingredients, as a result of consumer sensitivity to pricing or otherwise, or if sales volumes decline due to price increases, our results of operations could be adversely affected. Our competitors may be better able than we are to implement productivity initiatives or effect price increases or to otherwise pass along cost increases to their customers. Moreover, if we increase our prices in response to increased costs, we may need to increase marketing spending, including trade promotion spending, in order to retain our market share. Such increased marketing spending may significantly offset the benefits, if any, of any price increase and negatively impact our business, financial condition and results of operations.

If we do not manage our supply chain effectively, including inventory levels, our business, financial condition and results of operation may be adversely affected.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand, as well as having too much inventory on hand that may reach its expiration date and become unsaleable. Changes in the availability and cost of freight may affect our supply chain and ultimately the pricing and availability of our products. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Adverse weather conditions, natural disasters, pestilences, global or local pandemics, such as COVID-19 and other natural conditions can disrupt our operations, which can adversely affect our business, financial condition and results of operations.

The ingredients that we use in the production of our products (including, among others, meat, vegetables, fruits, carrageenans, whole grains, vitamins and minerals) are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, fires, earthquakes, tornadoes and pestilences. Adverse weather conditions may be impacted by climate change and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supply of ingredients, lower recoveries of usable ingredients, increase the prices of our ingredients, increase our transportation costs or increase our cost of storing ingredients if harvests are accelerated and processing capacity is unavailable. Additionally, the growth of crops, as well as the manufacture and processing of our products, requires significant amounts of water. Drought or other causes of a reduction of water in aquifers may affect availability of water, which in turn may adversely affect our results of operations. Competing manufacturers may be affected differently by weather conditions and natural disasters depending on the location of their supplies or operations. If our supply of ingredients is reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations. Increased costs for ingredients or other inputs could also adversely affect our business, financial condition and results of operations as described in "—The inputs, commodities and ingredients that we require are subject to price increases and shortages that could adversely affect our results of operations."

Additionally, adverse weather conditions, natural disasters or other natural conditions, including global or local pandemics, such as COVID-19, affecting our operating activities or major facilities could cause an interruption or delay in our production or delivery schedules and loss of inventory and/or data or render us unable to accept and fulfill customer orders in a timely manner, or at all. If our operations are damaged by a fire, flood or other disaster, for example, we may be subject to supply or delivery interruptions, destruction of our facilities and products or other business disruptions, which could adversely affect our business, financial condition and results of operations. For example, during Q4 2020, we experienced a delay in our distribution chain due to winter storms in the Northeastern United States, which negatively impacted our results of operations for Q4 2020.

If the operating capacity or reputation of our Freshpet Fridges is harmed, our business, financial condition and results of operations may suffer.

Our success depends on our network of company-owned branded refrigerators, known as Freshpet Fridges. If the operating capacity of our Freshpet Fridges is harmed by external factors, such as adverse weather or energy supply, or internal factors, such as faulty manufacturing or insufficient maintenance, our products contained in those fridges may be damaged and need to be discarded. In addition, if our Freshpet Fridges fail to operate as intended, for any reason, the reputation of our Freshpet Fridges with customers and the reputation of our brand with consumers may decline. In such event, customers may choose to discontinue, or not to expand, their use of Freshpet Fridges and our products and consumers may choose to forgo purchasing our products. Any such harm to the operating capacity or reputation of our Freshpet Fridges could adversely affect our business, financial condition and results of operations.

If the ingredients we use in our products are contaminated, alleged to be contaminated or are otherwise rumored to have adverse effects, our results of operations could be adversely affected.

We buy our ingredients from third-party suppliers. If these materials are alleged or prove to include contaminants that affect the safety or quality of our products or are otherwise rumored to have adverse effects, for any reason, we may need to find alternate ingredients for our products, delay production of our products, or discard or otherwise dispose of our products, which could adversely affect our results of operations. Additionally, if this occurs after the affected product has been distributed, we may need to withdraw or recall the affected product and we may experience adverse publicity or product liability claims. In either case, our business, financial condition and results of operations could be adversely affected.

Restrictions imposed in reaction to outbreaks of animal diseases could have a material adverse effect on our business, financial condition and results of operations.

The cost of the protein-based ingredients we use in our products has been adversely impacted in the past by the publicity surrounding animal diseases, such as bovine spongiform encephalopathy, or "mad cow disease." As a result of extensive global publicity and trade restrictions imposed to provide safeguards against mad cow disease, the cost of alternative sources of the protein-based ingredients we use in our products has from time to time increased significantly and may increase again in the future if additional cases of mad cow disease are found.

If mad cow disease or other animal diseases, such as foot-and-mouth disease or highly pathogenic avian influenza, also known as "bird flu," impacts the availability of the protein-based ingredients we use in our products, we may be required to locate alternative sources for protein-based ingredients. Those sources may not be available to sustain our sales volumes, may be more costly and may affect the quality and nutritional value of our products. If outbreaks of mad cow disease, foot-and-mouth disease, bird flu or any other animal disease or the regulation or publicity resulting therefrom impacts the cost of the protein-based ingredients we use in our products, or the cost of the alternative protein-based ingredients necessary for our products as compared to our current costs, we may be required to increase the selling price of our products to avoid margin deterioration. However, we may not be able to charge higher prices for our products without negatively impacting future sales volumes.

We rely on co-packers to provide our supply of certain products. Any failure by co-packers to fulfill their obligations or any termination or renegotiation of our co-packing agreements could adversely affect our results of operations.

We have supply agreements with co-packers that require them to provide us with specific finished products. We rely on co-packers as our sole source for certain products. We also anticipate that we will rely on sole suppliers for future products. The failure for any reason of a co-packer to fulfill its obligations under the applicable agreements with us or the termination or renegotiation of any such co-packing agreement could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co-packing arrangement with another provider. During economic downturns (including those that may be related to the COVID-19 pandemic), our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-packing arrangement may not be available on terms as favorable to us as the existing co-packing arrangement, if at all.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We use third-party transportation providers for our product shipments. We rely on two primary providers for almost all of our shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Disruptions in the worldwide economy may adversely affect our business, results of operations and financial condition.

Adverse and uncertain economic conditions may impact distributor, customer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, contract manufacturers, distributors, customers, consumers and creditors may suffer. Consumers have access to lower-priced offerings and, during economic downturns, may shift purchases to these lower-priced or other perceived value offerings. Customers may become more conservative in response to these conditions and seek to reduce their inventories. For example, during the economic downturn from 2007 through 2009, customers significantly reduced their inventories. Global or local pandemics, such as COVID-19, could also have adverse impacts on our business operations. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing customers, to attract new consumers and to provide products that appeal to consumers at prices they are willing and able to pay. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

Our ability to meet our workforce needs, particularly for staffing our Freshpet Kitchens, is crucial

We rely on the existence of an available, qualified workforce to efficiently execute our operations and manufacture our products. Competition for qualified employees or inflationary pressures on employee compensation could require us to pay higher wages to attract and retain a sufficient number of qualified employees. We cannot be certain that we will be able to attract and retain qualified employees to meet current or future operational needs at a reasonable cost, or at all.

Although none of our employees are currently covered under collective bargaining agreements, any disruption in our employee relationships, including hiring and retaining our employees, could adversely affect our ability to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all.

Risks Related to Government Regulation and Legal Proceedings

Government regulation, scrutiny, warnings and public perception could increase our costs of production and increase legal and regulatory expenses.

Manufacturing, processing, labeling, packaging, storing and distributing pet products are activities subject to extensive federal, state and local regulation, as well as foreign regulation. In the United States, these aspects of our operations are regulated by the FDA, and various state and local public health and agricultural agencies. The FDA Food Safety Modernization Act of 2011 provides direct recall authority to the FDA and includes a number of other provisions designed to enhance food safety, including increased inspections by the FDA of domestic and foreign food facilities and increased review of food products imported into the United States. In addition, many states have adopted the Association of American Feed Control Officials' model pet food regulations or variations thereof, which generally regulate the information manufacturers provide about pet food. Complying with government regulation can be costly or may otherwise adversely affect our business. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is also affected by import and export controls and similar laws and regulations, both in the United States and elsewhere. Issues such as national security or health and safety, which slow or otherwise restrict imports or exports, could adversely affect our business. In addition, the modification of existing laws or regulations or the introduction of new laws or regulations could require us to make material expenditures or otherwise adversely affect the way that we have historically operated our business.

From time to time, we may be subject to litigation, government investigations or governmental proceedings, which may adversely impact our results of operations and financial condition.

From time to time, we have been and may continue to be involved in various legal, regulatory or administrative investigations, negotiations or proceedings arising in the normal course of business. In the event of litigation, government investigations or governmental proceedings, we are subject to the inherent risks and uncertainties that may result if outcomes differ from our expectations. In the event of adverse outcomes in any litigation, investigation or government proceeding, we could be required to pay substantial damages, fines or penalties and cease certain practices or activities, which could materially harm our business. For example, as an employer, we may be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards or healthcare and benefit issues. Such actions, if successful in whole or in part, may affect our ability to compete or could materially adversely affect our business, financial condition and results of operations.

Risks Related to Intellectual Property

If we are not successful in protecting our intellectual property rights, our business, financial conditions and results of operations may be harmed.

We rely on trademark, copyright, trade secret, patent and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our intellectual property rights as well as the intellectual property of third parties with respect to which we are subject to non-use and non-disclosure obligations. We may need to engage in litigation or similar activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. Any such litigation could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. The steps we take to prevent misappropriation, infringement or other violation of our intellectual property or the intellectual property of others may not be successful. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of our trademarks and patents in some foreign countries. Failure to protect our intellectual property could harm our business, financial condition and results of operations.

Our brand names and trademarks are important to our business, and we have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in the loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We rely on unpatented proprietary know-how in the areas of recipes, ingredients sourcing, cooking techniques, packaging, transportation and delivery. It is possible that others will independently develop the same or similar know-how or otherwise obtain access to our proprietary know-how. To protect our trade secrets and other proprietary know-how, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection in the event of any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our recipes, methods and other know-how, we could be materially adversely affected.

Further, to the extent we develop, introduce and acquire products, the risk of such claims may be exacerbated. Any such claims, even those without merit, could (i) require us to expend significant resources, (ii) cause us to cease making or using products that incorporate the challenged intellectual property, (iii) require us to redesign, reengineer or rebrand our products or packaging, including our Freshpet Fridges, (iv) divert management's attention and resources or (v) require us to enter into royalty or licensing agreements in order to obtain the right to use a third-party's intellectual property, which may not be available to us on acceptable terms or at all. Any of such events may adversely impact our business, financial condition and results of operations.

Risks Related to our International Operations

We may face difficulties as we expand into countries in which we have no prior operating experience.

In recent years, we have expanded our global footprint by entering into new markets and may expand into additional markets in the future. For example, we currently do business with four retailers in the United Kingdom, where our products are selling in approximately 407 stores. As we continue to expand our business into new countries, we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to become profitable in such countries. This may have an adverse effect on our business.

In addition, our expansion into new countries may require significant resources and the efforts and attention of our management and other personnel, which will divert resources from our existing business operations. As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our operations outside of the United States and Canada.

Risks Related to Environmental Regulation and Environmental Risks

We are subject to environmental regulation and environmental risks, which may adversely affect our business. Climate change or concerns regarding climate change may increase environmental regulation and environmental risks.

As a result of our agricultural and food processing operations, we are subject to numerous environmental laws and regulations at the federal, state and local levels. As these laws and regulations become increasingly complex, our compliance costs become increasingly expensive. Changes in environmental conditions may result in existing legislation having a greater impact on us. Additionally, we may be subject to new legislation and regulation in the future.

For example, the long-term effects of global climate change present both physical risks (such as extreme weather conditions or rising sea levels) and transition risks (such as regulatory or technology changes), which are expected to be widespread and unpredictable. These changes could over time affect, for example, the availability and cost of products, commodities, including our ingredients, and energy (including utilities), which in turn may impact our ability to procure goods or services required for the operation of our business at the quantities and levels we require. Regulations limiting greenhouse gas emissions and energy inputs may also increase in coming years, which may increase our costs associated with compliance.

Additionally, compliance with evolving environmental legislation and regulations, particularly if they are more aggressive than our current sustainability measures used to monitor our emissions and improve our energy efficiency, may increase our costs and adversely affect our results of operations. We cannot predict the extent to which any environmental law or regulation that may be enacted or enforced in the future may affect our operations. The effect of these actions and future actions on the availability and use of pesticides could adversely impact our financial position or results of operations. If the cost of compliance with applicable environmental laws or regulations increases, our business, financial condition and results of operations could be negatively impacted.

Risks Related to Information Technology and Cyber Security

Our business operations could be disrupted if our information technology systems fail to perform adequately.

The efficient operation of our business depends on our information technology systems, some of which are managed by third-party service providers. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, impacts to working capital, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, physical theft or vandalism, cyber-attacks and viruses. Any such damage or interruption could have a material adverse effect on our business, financial condition and results of operations.

We are subject to cyber security risks and may incur increasing costs in an effort to minimize those risks.

Our business employs systems and websites that allow for the secure storage and transmission of proprietary or confidential information regarding our customers, employees, suppliers and others, including personal identification information. Security breaches could expose us to a risk of loss or misuse of this information, litigation, and potential liability. We may not have the resources or technical sophistication to anticipate or prevent rapidly-evolving types of cyber-attacks. Attacks may be targeted at us, our customers and suppliers, or others who have entrusted us with information. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. In addition, data and security breaches can also occur as a result of non-technical issues, including breach by us or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. Any compromise or breach of our security could result in a violation of applicable privacy and other laws, including federal and state law, as well as the General Data Protection Regulation ("GDPR"), which could result in significant legal and financial exposure, and a loss of confidence in our security measures, which could have an adverse effect on our business, financial condition and results of operations.

Risks Related to our NOLs

We may be unable to use some or all of our net operating loss carryforwards, which could adversely affect our financial results.

As of December 31, 2022, we had federal net operating loss ("NOLs") carryforwards of approximately $340.3 million and state NOLs of approximately $259.4 million that we may use to offset against taxable income for U.S. federal and state income tax purposes, respectively. In general, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its "pre-ownership change" NOLs to offset future taxable income. In general, under the U.S. Internal Revenue Code of 1986, as amended (the "Code"), an ownership change occurs if the aggregate stock ownership of certain stockholders (generally 5% stockholders, applying certain look-through and aggregation rules) increases by more than 50 percentage points over such stockholders' lowest percentage ownership during the testing period (generally three years). We have completed several analyses under Section 382 of the Code in the past which concluded that certain annual limitations exist. Purchases or sales of our common stock in amounts greater than specified levels, which are generally beyond our control, could create additional limitations on our ability to utilize our NOLs for tax purposes in the future. Limitations imposed on our ability to utilize NOLs could cause an increase in the amount of our aggregate payments of U.S. federal and state income taxes in future years. In addition, (i) the amount of NOLs generated in taxable years beginning after December 31, 2017 that we are permitted to deduct in any taxable year beginning after December 31, 2020 is limited to 80% of our taxable income in such year, and (ii) NOLs generated in taxable years beginning after December 31, 2020 cannot be carried back to prior taxable years. Furthermore, we may not be able to generate sufficient taxable income to utilize our NOLs before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our NOLs. In addition, NOLs incurred in one state may not be available to offset income earned in a different state. Furthermore, there may be periods during which the use of NOLs is suspended or otherwise limited for state tax purposes, which could accelerate or permanently increase state taxes owed.

Risks Related to Interest Rates

Changes in interest rates may adversely affect our earnings and cash flows.

Certain of our variable rate indebtedness uses the Secured Overnight Financing Rate ("SOFR") as a benchmark for establishing the rate of interest and may be hedged with LIBOR-based or SOFR-based interest rate derivatives. SOFR is calculated based on short-term repurchase agreements, backed by Treasury securities. SOFR is observed and backward looking, which stands in contrast with the London Inter-Bank Offered Rate ("LIBOR") under the previous methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it is a rate that does not take into account bank credit risk, as was the case with LIBOR. SOFR is therefore likely to be lower than LIBOR and is less likely to correlate with the funding costs of financial institutions. Because of these and other differences, there is no assurance that SOFR will perform in the same way as LIBOR would have performed at any time, and there is no guarantee that it is a comparable substitute for LIBOR. Whether or not SOFR attains market traction as a LIBOR replacement tool remains in question.

At this time, it is not possible to predict the effect of any establishment of alternative reference rates or any other reforms that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates, including SOFR, or other reforms may adversely affect the trading market for LIBOR- or SOFR-based securities, including ours. As a result, our interest expense may increase, our ability to refinance some or all of our existing indebtedness may be affected, and our available cash flow may be adversely affected.

Risks Related to Ownership of Our Common Stock

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to various factors that are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly, including because of the risks described in this "Risks Factors" section. Accordingly, results for any one period are not necessarily indicative of results to be expected for any future period. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

The price of our common stock has been and may continue to be volatile and you may lose all or part of your investment.

The trading price of our common stock has been, and may continue to be, volatile, and you may not be able to resell your shares at or above the purchase price. Such volatility could be based on various factors relating to our Company and industry, including those described in this "Risks Factors" section.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our business, financial condition and results of operations, and those fluctuations could materially reduce our common stock price.

As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price and we have defended against such lawsuits in the past.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

As of December 31, 2022, we had 48,037,016 shares of common stock outstanding, and our Certificate of Incorporation authorizes us to issue up to 200 million shares of common stock.

In the future, we may issue additional shares of common stock or other securities if we need to raise additional capital. The number of new shares of our common stock issued in connection with raising additional capital could constitute a material portion of the then outstanding shares of our common stock. Any future sales of our common stock, or the perception that such sales may occur, could negatively impact the price of our common stock.

Actions of activist stockholders could cause us to incur substantial costs, divert management's attention and resources, and have an adverse effect on our business.

We have been and may continue to be subject to proposals by stockholders urging us to take certain corporate actions. If activist stockholder activities continue, our business could be adversely affected because responding to proxy contests and reacting to other actions by activist stockholders can be costly and time-consuming, disrupt our operations, and divert the attention of management and our employees. For example, we have been and may continue to be required to retain the services of various professionals to advise us on activist stockholder matters, including legal, financial, and communications advisers, the costs of which may negatively impact our future financial results. This may be exploited by our competitors, cause concern to our current or potential customers, and make it more difficult to attract and retain qualified personnel. In addition, actions of activist shareholders may cause significant fluctuations in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future offerings of equity securities, which may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both, and may result in future Section 382 limitations that could reduce the rate at which we utilize our NOL carryforwards. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our company.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters, located in Secaucus, New Jersey and consisting of approximately 24,000 square feet of office space, is subject to a lease agreement that expires on June 30, 2024.

We own the Freshpet Kitchens Bethlehem ("Kitchens 1.0" and "Kitchens 2.0"). Kitchens 1.0 is approximately a 100,000 square-foot manufacturing facility, and Kitchens 2.0 is approximately a 140,000 square-foot manufacturing facility, each located in Bethlehem, Pennsylvania (together, the "Freshpet Kitchens Bethlehem").

Additionally we own a second location in Ennis, Texas ("Freshpet Kitchens Ennis"). Initial production on one manufacturing line began during the fourth quarter of 2022 with plans to fully commission the remaining two lines of phase 1 over the next 18 months. At the completion of phase 1 the Freshpet Kitchens Ennis facility will be approximately 400,000 square-foot.

We believe that our properties have been adequately maintained, are in good condition generally and are suitable and adequate for our business as presently conducted.

ITEM 3. LEGAL PROCEEDINGS

We are party to litigation proceedings. While the results of such litigation proceedings cannot be predicted with certainty, management believes that the final outcome will not have a material adverse effect on our financial condition, results of operations or cash flows. See also "Item 1A. Risk Factors" and Note 7 to our Consolidated Financial Statements for a discussion of certain legal proceedings involving the Company.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Shares of our common stock are publicly traded on the Nasdaq Global Market under the symbol "FRPT".

The number of stockholders of record of our common stock as of February 23, 2023 was approximately 420. This number excludes stockholders whose stock is held in nominee or street name by brokers.

Dividend Policy

Since we became a publicly traded company in 2014, we have not declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. Any future determination to declare and pay cash dividends will be at the discretion of our Board of Directors in accordance with applicable laws and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and such other factors as our Board of Directors deems relevant. Our ability to pay dividends may also be limited by covenants of any future outstanding indebtedness we or our subsidiaries incur.

Issuer Purchases of Equity Securities

None.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Freshpet, Inc. under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The following graph compares our total common stock return with the total return for (i) the NASDAQ Composite Index (the "NASDAQ Composite") and (ii) the Russell 3000 Index (the "Russell 3000") for the five-year period ended December 31, 2022. The graph assumes that $100 was invested on December 31, 2018, in each of our common stock, the NASDAQ Composite and the Russell 3000. The comparisons in the table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.



Date	Freshpet, Inc.		NASDAQ Composite		Russell 3000	
31-Dec-18	$	100.00	$	100.00	$	100.00
31-Dec-19	$	183.74	$	135.23	$	128.54
31-Dec-20	$	441.51	$	194.24	$	152.73
31-Dec-21	$	296.24	$	235.78	$	189.39
31-Dec-22	$	164.09	$	157.74	$	150.61

Unregistered sales of equity securities

On September 29, 2022, the Company issued to operators of Freshpet Kitchens South warrants to purchase up to an aggregate of 194 thousand shares of our voting common stock, on a cashless exercise basis, at a price of $0.01 per share. The warrants were issued as partial consideration to this operator under our supply agreement with them for a value of approximately $9.8 million under that agreement.

The foregoing transaction did not involve any underwriters, any underwriting discounts or commissions, or any public offering. We believe the issuance described above was exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act, because the issuance of securities to the recipients did not involve a public offering. The issuances of these securities were made without any general solicitation or advertising.

ITEM 6. [RESERVED]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in these forward-looking statements as a result of various factors, including those set forth in "Risk Factors." The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements included elsewhere in this report.

For more information regarding our consolidated results and liquidity and capital resources for the year ended December 31, 2021 as compared to the year ended December 31, 2020, refer to "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's 2021 Annual Report on Form 10-K, which information is incorporated herein by reference.

Overview

We started Freshpet with a single-minded mission to bring the power of real, fresh food to our dogs and cats. We were inspired by the rapidly growing view among pet owners that their dogs and cats are a part of their family, leading them to demand healthier pet food choices. Since Freshpet's inception in 2006, we have created a comprehensive business model to deliver wholesome pet food that pet parents can trust, and in the process, we believe we have become one of the fastest growing pet food companies in North America. Our business model is difficult for others to replicate, and we see significant opportunity for future growth by leveraging the unique elements of our business, including our brand, our product know-how, our Freshpet Kitchens, our refrigerated distribution, our Freshpet Fridge and our culture.

Recent Developments

As part of the Company's increased focus on cash, we recently changed how we report Adjusted Gross Profit, Adjusted SG&A, and Adjusted EBITDA. Beginning for the period ended September 30, 2022, we no longer add back launch expenses and plant start-up expense in our calculation of our non-GAAP metrics. This change is reflective of our increased focus on cash, and we believe that this revised presentation will provide greater clarity on our path toward generating positive net income as the business scales further following the Company's planned capacity additions.

The presentation for Adjusted Gross Profit, Adjusted SG&A, and Adjusted EBITDA for the prior year period and prior quarter period has been recast as shown below to reflect these changes to enhance comparability between periods.

The impact of the change on an annual basis is as follows:

	FY 2022		FY 2021		FY 2020
		(Dollars in thousands)			
Gross profit	$ 186,033	$	162,146	$	132,910
Depreciation expense	20,774		16,545		9,576
Non-cash share-based compensation	7,293		4,152		2,132
COVID-19 expense (a)	—		1,753		3,497
Adjusted Gross Profit	$ **214,100**	$	**184,596**	$	**148,115**
Adjusted Gross Profit as a % of Net Sales	36.0%		43.4%		46.5%

(a) Represents COVID-19 expenses including (i) costs incurred to protect the health and safety of our employees during the COVID-19 pandemic, (ii) temporary increased compensation expense to ensure continued operations during the pandemic, and (iii) costs related to mitigating potential supply chain disruptions during the pandemic included in cost of goods sold. As of the fourth quarter of 2021, all remaining COVID-19 related expenses are part of our operating performance.

	FY 2022	FY 2021	FY 2020
		(Dollars in thousands)	
SG&A expenses	$ 238,016	$ 186,809	$ 134,908
Depreciation and amortization expense	13,781	13,923	11,549
Non-cash share-based compensation	18,799	20,846	8,793
Loss on disposal of equipment	396	1,000	1,805
Equity offering expenses (a)	—	—	58
Enterprise Resource Planning (b)	8,558	1,379	1,682
COVID-19 expense (c)	—	5	357
Organization changes (d)	734	—	—
Adjusted SG&A Expenses	$ **195,748**	$ **149,656**	$ **110,664**
Adjusted SG&A Expenses as a % of Net Sales	32.9%	35.2%	34.7%

(a) Represents fees associated with public offerings of our common stock.

(b) Represents implementation, amortization of deferred implementation costs and other costs associated with the implementation of an ERP system.

(c) Represents COVID-19 expenses including (i) costs incurred to protect the health and safety of our employees during the COVID-19 pandemic, (ii) temporary increased compensation expense to ensure continued operations during the pandemic, and (iii) costs related to mitigating potential supply chain disruptions during the pandemic included in SG&A.

(d) Represents transition costs related to the organization changes designed to support growth, including several changes in organizational structure designed to enhance capabilities and support long-term growth objectives.

	FY 2022	FY 2021	FY 2020
		(Dollars in thousands)	
Net loss	$ (59,494)	$ (29,699)	$ (3,188)
Depreciation and amortization	34,555	30,468	21,125
Interest expense	5,208	2,882	1,211
Income tax expense	282	162	65
EBITDA	$ (19,449)	$ 3,813	$ 19,213
Loss on equity method investment	3,731	2,005	—
Loss on disposal of equipment	396	1,000	1,805
Non-cash share-based compensation	26,092	24,998	10,925
Equity offering expenses (a)	—	—	58
Enterprise Resource Planning (b)	8,558	1,379	1,682
COVID-19 expense (c)	—	1,758	3,854
Organization changes (d)	734	—	—
Adjusted EBITDA	$ 20,062	$ 34,953	$ 37,537
Adjusted EBITDA as a % of Net Sales	3.4%	8.2%	11.8%

(a) Represents fees associated with public offerings of our common stock.

(b) Represents implementation, amortization of deferred implementation costs and other costs associated with the implementation of an ERP system.

(c) Represents COVID-19 expenses including (i) costs incurred to protect the health and safety of our employees during the COVID-19 pandemic, (ii) temporary increased compensation expense to ensure continued operations during the pandemic, and (iii) costs to mitigate potential supply chain disruptions during the pandemic included in SG&A.

(d) Represents transition costs related to the organization changes designed to support growth, including several changes in organizational structure designed to enhance capabilities and support long-term growth objectives.

Prior to September 30, 2022, the Company presented the following items as adjustments to its non-GAAP metrics. Those details are provided again here for your convenience and for consideration in making comparisons to prior periods:

	FY 2022	FY 2021	FY 2020
		(Dollars in thousands)	
Plant start-up expense	$ 26,089	$ 4,868	$ 5,962
Launch expense	4,116	3,130	3,421

The impact of the change on a quarterly basis is as follows:

	Three Months Ended							
	12/31/2022	9/30/2022	6/30/2022	3/31/2022	12/31/2021	9/30/2021	6/30/2021	3/31/2021
	(Dollars in thousands)							
Gross profit	$ 45,709	$ 44,491	$ 51,080	$ 44,753	$ 41,216	$ 41,525	$ 43,090	$ 36,315
Depreciation expense	6,566	5,212	4,295	4,701	4,649	4,075	4,021	3,800
Non-cash share-based compensation	2,505	2,450	1,170	1,168	1,182	1,057	1,203	710
COVID-19 expense (a)	—	—	—	—	—	119	681	953
Adjusted Gross Profit	$ 54,780	$ 52,153	$ 56,545	$ 50,622	$ 47,047	$ 46,776	$ 48,995	$ 41,778
Adjusted Gross Profit as a % of Net Sales	33.0%	34.5%	38.7%	38.3%	40.6%	43.5%	45.1%	44.7%

(a) Represents COVID-19 expenses including (i) costs incurred to protect the health and safety of our employees during the COVID-19 pandemic, (ii) temporary increased compensation expense to ensure continued operations during the pandemic, and (iii) costs related to mitigating potential supply chain disruptions during the pandemic included in cost of goods sold. As of the fourth quarter of 2021, all remaining COVID-19 related expenses are part of our operating performance.

	Three Months Ended							
	12/31/2022	9/30/2022	6/30/2022	3/31/2022	12/31/2021	9/30/2021	6/30/2021	3/31/2021
	(Dollars in thousands)							
SG&A expenses	$ 47,775	$ 60,395	$ 69,215	$ 60,631	$ 48,854	$ 42,365	$ 49,557	$ 46,033
Depreciation and amortization expense	3,565	3,345	3,586	3,285	3,330	3,671	3,633	3,289
Non-cash share-based compensation	3,178	5,371	5,123	5,127	5,300	4,689	5,487	5,370
Loss on disposal of equipment	193	112	48	43	482	412	46	60
Equity offering expenses (a)	—	—	—	—	—	—	(125)	125
Enterprise Resource Planning (b)	3,613	1,937	1,990	1,018	256	273	247	603
COVID-19 expense (c)	—	—	—	—	—	—	—	5
Organization changes (d)	—	734	—	—	—	—	—	—
Adjusted SG&A Expenses	$ 37,227	$ 48,896	$ 58,467	$ 51,158	$ 39,486	$ 33,320	$ 40,269	$ 36,581
Adjusted SG&A Expenses as a % of Net Sales	22.4%	32.3%	40.0%	38.7%	34.1%	31.0%	37.1%	39.2%

(a) Represents fees associated with public offerings of our common stock.

(b) Represents implementation, amortization of deferred implementation costs and other costs associated with the implementation of an ERP system.

(c) Represents COVID-19 expenses including (i) costs incurred to protect the health and safety of our employees during the COVID-19 pandemic, (ii) temporary increased compensation expense to ensure continued operations during the pandemic, and (iii) costs related to mitigating potential supply chain disruptions during the pandemic included in SG&A.

(d) Represents transition costs related to the organization changes designed to support growth, including several changes in organizational structure designed to enhance capabilities and support long-term growth objectives.

	Three Months Ended							
	12/31/2022	9/30/2022	6/30/2022	3/31/2022	12/31/2021	9/30/2021	6/30/2021	3/21/2021
	(Dollars in thousands)							
Net loss	$ (2,918)	$ (18,448)	$ (20,586)	$ (17,542)	$ (9,265)	$ (2,070)	$ (7,476)	$ (10,888)
Depreciation and amortization	10,131	8,558	7,880	7,986	7,979	7,746	7,654	7,089
Interest expense	1,148	1,817	1,672	571	650	677	654	901
Income tax expense	159	41	41	41	114	16	16	16
EBITDA	$ **8,520**	$ **(8,032)**	$ **(10,993)**	$ **(8,944)**	$ **(523)**	$ **6,369**	$ **849**	$ **(2,882)**
Loss on equity method investment	762	942	$ 717	1,310	881	$ 539	337	248
Loss on disposal of equipment	193	112	48	43	482	412	46	60
Non-cash share-based compensation	5,683	7,820	6,294	6,295	6,482	5,746	6,690	6,080
Equity offering expenses (a)	—	—	—	—	—	—	(125)	125
Enterprise Resource Planning (b)	3,613	1,937	1,990	1,018	256	273	247	603
COVID-19 expense (c)	—	—	—	—	—	119	681	958
Organization changes (d)	—	734	—	—	—	—	—	—
Adjusted EBITDA	$ **18,771**	$ **3,513**	$ **(1,944)**	$ **(278)**	$ **7,578**	$ **13,458**	$ **8,725**	$ **5,192**
Adjusted EBITDA as a % of Net Sales	11.3%	2.3%	-1.3%	-0.2%	6.5%	12.5%	8.0%	5.6%

(a) Represents fees associated with public offerings of our common stock.

(b) Represents implementation, amortization of deferred implementation costs and other costs associated with the implementation of an ERP system.

(c) Represents COVID-19 expenses including (i) costs incurred to protect the health and safety of our employees during the COVID-19 pandemic, (ii) temporary increased compensation expense to ensure continued operations during the pandemic, and (iii) costs related to mitigating potential supply chain disruptions during the pandemic included in SG&A.

(d) Represents transition costs related to the organization changes designed to support growth, including several changes in organizational structure designed to enhance capabilities and support long-term growth objectives.

Prior to September 30, 2022, the Company presented for the following items as adjustments to its non-GAAP metrics. Those details are provided again here for your convenience and for consideration in making comparisons to prior periods:

	Three Months Ended							
	12/31/2022	9/30/2022	6/30/2022	3/31/2022	12/31/2021	9/30/2021	6/30/2021	3/31/2021
	(Dollars in thousands)							
Plant start-up expense	$ 8,033	$ 8,015	$ 5,293	$ 4,748	$ 1,306	$ 588	$ 1,130	$ 1,843
Launch expense	1,438	1,542	504	632	819	562	1,018	731

Components of our Results of Operations

Net Sales

Our net sales are derived from the sale of pet food products that are sold to retailers through broker and distributor arrangements. Our products are sold to consumers through a fast-growing network of company-owned branded refrigerators, known as Freshpet Fridges, located in our customers' stores. We continue to roll out Freshpet Fridges at leading retailers across North America and parts of Europe and have installed Freshpet Fridges in approximately 25,281 retail stores as of December 31, 2022. Our products are sold under the Freshpet brand name with ingredients, packaging and labeling customized by class of retail. Sales are recorded net of discounts, returns and promotional allowances.

Our net sales growth is driven by the following key factors:

- Increasing sales velocity from the average Freshpet Fridge due to increasing awareness, trial and adoption of Freshpet products and innovation. Our investments in marketing and advertising help to drive awareness and trial at each point of sale.
- Increasing penetration of Freshpet Fridge locations in major classes of retail, including Grocery (including online), Mass, Club, Pet Specialty and Natural. The impact of new Freshpet Fridge installations on our net sales varies by retail class and depends on numerous factors including store traffic, refrigerator size, placement within the store, and proximity to other stores that carry our products.
- Consumer trends including growing pet ownership, pet humanization and a focus on health and wellness.

We believe that as a result of the above key factors, we will continue to penetrate the pet food marketplace and increase our share of the pet food category.

Gross Profit

Our gross profit is net of costs of goods sold, which include the costs of product manufacturing, product ingredients, packaging materials and inbound freight, as well as depreciation and amortization and non-cash share-based compensation.

We expect to continue to mitigate any adverse movement in input costs through a combination of cost management and price increases.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of the following:

Outbound freight. We use a third-party logistics provider for outbound freight that ships directly to retailers as well as third-party distributors.

Marketing & advertising. Our marketing and advertising expenses primarily consist of national television media, digital marketing, social media and grass roots marketing to drive brand awareness. These expenses may vary from quarter to quarter depending on the timing of our marketing and advertising campaigns. Our Feed the Growth initiative focuses on growing the business through increased marketing investments.

Freshpet Fridge operating costs. Freshpet Fridge operating costs consist of repair costs and depreciation. The purchase and installation costs for new Freshpet Fridges are capitalized and depreciated over the estimated useful life. All new refrigerators are covered by a manufacturer warranty for three years. We subsequently incur maintenance and freight costs for repairs and refurbishments handled by third-party service providers.

Research & development. Research and development costs consist of expenses to develop and test new products. The costs are expensed as incurred.

Brokerage. We use third-party brokers to assist with monitoring our products at the point-of-sale as well as representing us at headquarters for various customers. These brokers visit our retail customers' store locations to ensure items are appropriately stocked and maintained.

Share-based compensation. We account for all share-based compensation payments issued to employees, directors and non-employees using a fair value method. Accordingly, share-based compensation expense is measured based on the estimated fair value of the awards on the grant date using the Black-Scholes Merton option-pricing model. We recognize compensation expense for the portion of the award that is ultimately expected to vest over the period during which the recipient renders the required services to us using the straight-line single option method.

Other general & administrative costs. Other general and administrative costs include non-plant personnel salaries and benefits, as well as corporate general & administrative costs.

Income Taxes

We had federal net operating loss ("NOL") carry forwards of approximately $340.3 million as of December 31, 2022, of which, approximately $175.4 million, generated in 2017 and prior, will expire between 2025 and 2037. The NOL generated from 2018 through 2022, of approximately $164.9 million, will have an indefinite carryforward period but can generally only be used to offset 80% of taxable income in any particular year. We may be subject to certain limitations in our annual utilization of NOL carry forwards to off-set future taxable income pursuant to Section 382 of the Internal Revenue Code, which could result in NOLs expiring unused. At December 31, 2022, we had approximately $259.4 million of state NOLs, which expire between 2023 and 2041, and had $14.3 million of foreign NOLs which do not expire. At December 31, 2022, we had a full valuation allowance against our net deferred tax assets as the realization of such assets was not considered more likely than not.

Consolidated Statements of Operations and Comprehensive Loss

	Twelve Months Ended December 31,					
	2022		2021		2020	
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales
	(Dollars in thousands)					
Net sales	$ 595,344	100%	$ 425,489	100%	$ 318,790	100%
Cost of goods sold	409,311	69	263,343	62	185,880	58
Gross profit	186,033	31	162,146	38	132,910	42
Selling, general and administrative expenses	238,016	40	186,809	44	134,908	42
Loss from operations	(51,983)	(9)	(24,663)	(6)	(1,998)	(1)
Other income/(expenses), net	1,710	0	13	0	87	0
Interest expense	(5,208)	(1)	(2,882)	(1)	(1,212)	(0)
Loss before income taxes	(55,481)	(10)	(27,532)	(6)	(3,123)	(1)
Income tax expense	282	0	162	0	65	0
Loss on equity method investment	3,731	1	2,005	0	-	0
Net loss	$ (59,494)	(10)%	$ (29,699)	(7)%	$ (3,188)	(1)%

Twelve Months Ended December 31, 2022 Compared To Twelve Months Ended December 31, 2021

Net Sales

The following table sets forth net sales by class of retail:

	Year Ended December 31,					
	2022			**2021**		
	Amount	**% of Net Sales**	**Store Count**	**Amount**	**% of Net Sales**	**Store Count**
	(Dollars in thousands)					
Grocery (including Online), Mass and Club (1)	$ 524,971	88%	19,670	$ 356,965	84%	18,139
Pet Specialty and Natural (2)	70,373	12%	5,611	68,524	16%	5,492
Net Sales (3)	$ 595,344	100%	25,281	$ 425,489	100%	23,631

(1) Stores at December 31, 2022 and December 31, 2021 consisted of 13,847 and 12,723 grocery (including online) and 5,823 and 5,416 mass and club, respectively.

(2) Stores at December 31, 2022 and December 31, 2021 consisted of 5,135 and 5,017 pet specialty and 476 and 475 natural, respectively.

(3) Online sales associated with each class of retailer are included within their respective total.

Net sales increased $169.9 million, or 39.9%, to $595.3 million for the twelve months ended December 31, 2022 as compared to the prior year. The $169.9 million increase in net sales was driven by growth in the Grocery (including Online), Mass, and Club refrigerated channel of $168.0 million, with the remaining growth in Pet Specialty and Natural. The net sales increase was driven by overall velocity gains, higher pricing and an increase of Freshpet Fridges store locations and fridges, which grew by 7.0% from 23,631 as of December 31, 2021 to 25,281 as of December 31, 2022.

Gross Profit

Gross profit was $186.0 million, or 31.2% as a percentage of net sales, for the twelve months ended December 31, 2022, compared to $162.1 million, or 38.1% as a percentage of net sales, in the prior year. For the twelve months ended December 31, 2022, Adjusted Gross Profit was $214.1 million, or 36.0% as a percentage of net sales, compared to $184.6 million, or 43.4% as a percentage of net sales, in the prior year. The decrease in gross profit as a percentage of net sales was primarily due to increased plant start-up cost, inflation of ingredient cost and labor, and quality issues, partially offset by increased pricing, leverage on depreciation cost and prior year COVID-19 expenses.

The decrease in adjusted gross profit as a percentage of net sales was primarily due to increased plant start-up cost, inflation of ingredient cost and labor, and quality issues, partially offset by increased pricing. See "—Non-GAAP Financial Measures" for how we define Adjusted Gross Profit, a reconciliation of Adjusted Gross Profit to gross profit, the closest comparable U.S. GAAP measure, certain limitations of Non-GAAP measures and why management has included such Non-GAAP measures.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") were $238.0 million, for the twelve months ended December 31, 2022, compared to $186.8 million in the prior year. As a percentage of net sales, SG&A decreased to 40.0% for the twelve months ended December 31, 2022, compared to 43.9% in the prior year. The decrease of 390 basis points in SG&A as a percentage of net sales was mainly a result of increased selling, general and administrative expense leverage as the business scales.

Adjusted SG&A for the twelve months ended December 31, 2022, was $195.7 million, or 32.9% as a percentage of net sales, compared to $149.7 million, or 35.2% as a percentage of net sales, in the prior year. The decrease in Adjusted SG&A as a percentage of net sales was mainly a result of increased selling, general and administrative expense leverage as the business scales. See "—Non-GAAP Financial Measures" for how we define Adjusted SG&A, a reconciliation of Adjusted SG&A to SG&A, the closest comparable U.S. GAAP measure, certain limitations of Non-GAAP measures and why management has included such Non-GAAP measures.

Loss from Operations

Loss from operations increased by $27.3 million to a loss from operations of $52.0 million for the twelve months ended December 31, 2022 as compared to a loss from operations of $24.7 million in the prior year as a result of the factors discussed above.

Interest Expense

Interest expense relating to our Credit Facility increased $2.3 million to interest expense of $5.2 million for the twelve months ended December 31, 2022 as compared to an interest expense of $2.9 million for the prior year as a result of the Sixth Amendment and additional borrowings discussed in Note 6.

Loss on Equity Method Investment

Our loss on equity method investment for the twelve months ended December 31, 2022 was $3.7 million as compared to a loss on equity method investment of $2.0 million in the prior year from the Company's 19% interest in a privately held company, as discussed in Note 1.

Net Loss

Net loss increased $29.8 million to a net loss of $59.5 million for the twelve months ended December 31, 2022 as compared to a net loss of $29.7 million for the prior year due to increased SG&A, which includes increased media spend of $16.6 million and increased plant start-up cost of $21.2 million, partially offset by higher net sales and increased gross profit.

Adjusted EBITDA

Adjusted EBITDA was $20.1 million, or 3.4% as a percentage of net sales (also called Adjusted EBITDA Margin), for the twelve months ended December 31, 2022, compared to $35.0 million, or 8.2% as a percentage of net sales, in the prior year. The decrease in Adjusted EBITDA was a result of increased Adjusted SG&A expense (including $4.1 million of launch expense) partially offset by higher net sales and Adjusted Gross Profit (including $26.1 million of plant start-up expense). See "—Non-GAAP Financial Measures" for how we define Adjusted EBITDA, a reconciliation of Adjusted EBITDA to EBITDA, the closest comparable U.S. GAAP measure, certain limitations of Non-GAAP measures and why management has included such Non-GAAP measures, as well as for a discussion of certain changes we made to our methodology for calculating Adjusted EBITDA beginning with the period ending September 30, 2022; see the section entitled "Forward-Looking Statements" in this report and the section entitled "Risk Factors" in this report for factors that could cause our results to differ, in some cases materially.

Non-GAAP Financial Measures

Freshpet uses the following non-GAAP financial measures in its financial communications. These non-GAAP financial measures should be considered as supplements to the U.S. GAAP reported measures, should not be considered replacements for, or superior to, the U.S. GAAP measures and may not be comparable to similarly named measures used by other companies.

- Adjusted Gross Profit
- Adjusted Gross Profit as a percentage of net sales (Adjusted Gross Margin)
- Adjusted SG&A expenses
- Adjusted SG&A expenses as a percentage of net sales
- EBITDA
- Adjusted EBITDA
- Adjusted EBITDA as a percentage of net sales (Adjusted EBITDA Margin)

Such financial measures are not financial measures prepared in accordance with U.S. GAAP. We define Adjusted Gross Profit as Gross Profit before depreciation expense, non-cash share-based compensation and COVID-19 expenses. We define Adjusted SG&A as SG&A expenses before depreciation and amortization expense, non-cash share-based compensation, fees related to equity offerings of our common stock, implementation and other costs associated with the implementation of an ERP system, loss on disposal of equipment, COVID-19 expenses, and organization changes designed to support long-term growth objectives. As of the fourth quarter of 2021, all remaining COVID-19 expenses are part of our operating performance. EBITDA represents net income (loss) plus interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA plus loss on equity method investment, non-cash share-based compensation, fees related to equity offerings of our common stock, implementation and other costs associated with the implementation of an ERP system, loss on disposal of equipment, COVID-19 expenses, and organization changes designed to support long-term growth objectives. As part of the Company's focus on cash, we have recently changed how we report our non-GAAP financial measures. Beginning with the period ended September 30, 2022, the Company is no longer adding back launch expenses and plant start-up expense in its calculation of non-GAAP financial measures. This change is reflective of a renewed focus on cash, that will provide greater clarity on our path toward generating positive net income as the business scales further following the Company's planned capacity additions. The presentations of our non-GAAP financial measures for the prior year period has been recast to reflect these changes to enhance comparability between periods, as set forth above under "—Recent Developments".

We believe that each of these non-GAAP financial measures provide additional metrics to evaluate our operations and, when considered with both our U.S. GAAP results and the reconciliation to the closest comparable U.S. GAAP measures, provides a more complete understanding of our business than could be obtained absent this disclosure. We use the non-GAAP financial measures, together with U.S. GAAP financial measures, such as net sales, gross profit margins and cash flow from operations, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our operating performance and to compare our performance to that of our peers and competitors.

Adjusted EBITDA is also an important component of internal budgeting and setting management compensation.

The non-GAAP financial measures are presented here because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash items, and other items as detailed below. The non-GAAP financial measures should not be considered in isolation or as alternatives to net income (loss), income (loss) from operations or any other measure of financial performance calculated and prescribed in accordance with U.S. GAAP. Neither EBITDA nor Adjusted EBITDA should be considered a measure of discretionary cash available to us to invest in the growth of our business. Our non-GAAP financial measures may not be comparable to similarly titled measures in other organizations because other organizations may not calculate non-GAAP financial measures in the same manner as we do.

Our presentation of the non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from that term or by unusual or non-recurring items. We recognize that the non-GAAP financial measures have limitations as analytical financial measures. For example, the non-GAAP financial measures do not reflect:

- our capital expenditures or future requirements for capital expenditures;
- the interest expense, or the cash requirements necessary to service interest expense or principal payments, associated with indebtedness;
- depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor any cash requirements for such replacements; and
- changes in cash requirements for our working capital needs.

Additionally, Adjusted EBITDA excludes non-cash share-based compensation expense, which is and will remain a key element of our overall long-term incentive compensation package. Adjusted EBITDA also excludes certain cash charges resulting from matters we consider not to be indicative of our ongoing operations. Other companies in our industry may calculate the non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most directly comparable financial measure presented in accordance with U.S. GAAP:

| | Twelve Months Ended December 31, | | |
| | 2022 | 2021 | 2020 |
	(Dollars in thousands)		
Net loss	$ (59,494)	$ (29,699)	$ (3,188)
Depreciation and amortization	34,555	30,468	21,125
Interest expense	5,208	2,882	1,211
Income tax expense	282	162	65
EBITDA	$ (19,449)	$ 3,813	$ 19,213
Loss on equity method investment	$ 3,731	$ 2,005	$ -
Loss on disposal of equipment	396	1,000	1,805
Non-cash share-based compensation	26,092	24,998	10,925
Equity offering expenses (a)	—	—	58
Enterprise Resource Planning (b)	8,558	1,379	1,682
COVID-19 expense (c)	—	1,758	3,854
Organization changes (d)	734	—	—
Adjusted EBITDA	$ 20,062	$ 34,953	$ 37,537
Adjusted EBITDA as a % of Net Sales	3.4%	8.2%	11.8%

(a)   Represents fees associated with public offerings of our common stock.

(b)   Represents implementation, amortization of deferred implementation costs and other costs associated with the implementation of an ERP system

(c)   Represents COVID-19 expenses including (i) costs incurred to protect the health and safety of our employees during the COVID-19 pandemic, (ii) temporary increased compensation expense to ensure continued operations during the pandemic, and (iii) costs related to mitigating potential supply chain disruptions during the pandemic.

(d)   Represents transition costs related to the organization changes designed to support growth, including several changes in organizational structure designed to enhance capabilities and support long-term growth objectives.

The following table provides a reconciliation of Adjusted Gross Profit to Gross Profit, the most directly comparable financial measure presented in accordance with U.S. GAAP:

| | Twelve Months Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	(Dollars in thousands)					
Gross Profit	$	186,033	$	162,146	$	132,910
Depreciation expense		20,774		16,545		9,576
Non-cash share-based compensation		7,293		4,152		2,132
COVID-19 expense (a)		—		1,753		3,497
Adjusted Gross Profit	$	**214,100**	$	**184,596**	$	**148,115**
Adjusted Gross Profit as a % of Net Sales		36.0%		43.4%		46.5%

(a) Represents COVID-19 expenses including (i) costs incurred to protect the health and safety of our employees during the COVID-19 pandemic, (ii) temporary increased compensation expense to ensure continued operations during the pandemic, and (iii) costs related to mitigating potential supply chain disruptions during the pandemic included in cost of goods sold.

The following table provides a reconciliation of Adjusted SG&A expenses to SG&A expenses, the most directly comparable financial measure presented in accordance with U.S. GAAP:

| | Twelve Months Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	(Dollars in thousands)					
SG&A expenses	$	238,016	$	186,809	$	134,908
Depreciation and amortization expense		13,781		13,923		11,549
Non-cash share-based compensation		18,799		20,846		8,793
Loss on disposal of equipment		396		1,000		1,805
Equity offering expenses (a)		—		—		58
Enterprise Resource Planning (b)		8,558		1,379		1,682
COVID-19 expense (c)		—		5		357
Organization changes (d)		734		—		—
Adjusted SG&A Expenses	$	**195,748**	$	**149,656**	$	**110,664**
Adjusted SG&A Expenses as a % of Net Sales		32.9%		35.2%		34.7%

(a) Represents fees associated with public offerings of our common stock.

(b) Represents implementation and other costs associated with the implementation of an ERP system.

(c) Represents COVID-19 expenses including (i) costs incurred to protect the health and safety of our employees during the COVID-19 pandemic, (ii) temporary increased compensation expense to ensure continued operations during the pandemic, and (iii) costs related to mitigating potential supply chain disruptions during the pandemic included in SG&A.

(d) Represents transition costs related to the organization changes designed to support growth, including several changes in organizational structure designed to enhance capabilities and support long-term growth objectives.

Liquidity and Capital Resources

We expect to make future capital expenditures in connection with the completion of our planned development and of Freshpet Kitchens Ennis Phase 1, Ennis Phase 2, Ennis Chicken Processing and Freshpet Kitchens South. During fiscal year 2022, we spent approximately $230.1 million of capital to meet our capacity needs as well as recurring capital expenditures. In fiscal year 2023, we expect to spend approximately $240.0 million. To meet our capital needs, we expect to rely on our current and future cash flow from operations, our available borrowing capacity, and access to the capital markets, if appropriate. There is a possibility that the Company will not be in compliance with the debt covenants during certain quarters in 2023, in which it would either have to obtain a waiver from the borrower or renegotiate the debt. If not in compliance all outstanding debt within the Credit Facility would be due and the borrower has the option to provide a waiver or terminate the Credit Facility. Our ability to obtain additional funding will be subject to various factors, including general market conditions, our operating performance, the market's perception of our growth potential, lender sentiment and our ability to incur additional debt in compliance with other contractual restrictions, such as financial covenants under our debt agreements, which we cannot provide assurance we will be able to do.

Additionally, our ability to make payments on, and to refinance, any indebtedness under our credit facilities and to fund any necessary expenditures for our growth will depend on our ability to generate cash in the future. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate or if we expand faster than anticipated, we may need to seek additional debt or equity financing to operate and expand our business. Future third-party financing may not be available on favorable terms or at all.

Our primary cash needs, in addition to our plant expansions, are for purchasing ingredients, operating expenses, marketing expenses and capital expenditures to procure Freshpet Fridges. We believe that cash and cash equivalents, expected cash flow from operations, planned borrowing capacity and our ability to access the capital markets, if appropriate, are adequate to fund our debt service requirements, operating lease obligations, capital expenditures and working capital obligations for the foreseeable future. We believe our sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to incur for at least the next twelve months. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow from operations and our ability to manage costs and working capital successfully. Additionally, our cash flow generation ability is subject to general economic factors, including but not limited to increasing inflation and interest rates, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. Expanding certain of our Freshpet Kitchens primarily comprises our material future cash requirement. However, our capital requirements, including our cash requirements, may vary materially from those currently planned if, for example, our revenues do not reach expected levels, or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may seek alternative financing, such as selling additional debt or equity securities, and we cannot assure you that we will be able to do so on favorable terms, if at all. Moreover, if we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity or convertible debt securities, existing stockholders may experience dilution, and such new securities could have rights senior to those of our common stock. These factors may make the timing, amount, terms and conditions of additional financings unattractive. Our inability to raise capital could impede our growth or otherwise require us to forego growth opportunities and could materially adversely affect our business, financial condition and results of operations.

On April 29, 2022, the Company entered into the First Amendment to the Sixth Amendment, which amendment, among other things, (i) made amendments to allow for the Company's projected Capital Expenditures (as defined in the Amended Credit Agreement) without either triggering mandatory prepayment obligations or violating the Capital Expenditure covenant and (ii) replaced the LIBOR interest rate for U.S. dollar loans with a term Secured Overnight Financing Rate (or "Term SOFR", as defined in the Amended Credit Agreement). See Note 6 for additional details.

The following table sets forth, for the periods indicated, our working capital:

	December 31, 2022		December 31, 2021
	(Dollars in thousands)		
Cash and cash equivalents	$	132,735	$	72,788
Accounts receivable, net of allowance for doubtful accounts		57,572		34,780
Inventories, net		58,290		35,574
Prepaid expenses		9,778		5,834
Other current assets		3,590		1,349
Accounts payable		(55,088)		(42,612)
Accrued expenses		(33,016)		(14,950)
Current operating lease liabilities		(1,510)		(1,384)
Total Working Capital	$	172,351	$	91,379

Working capital consists of current assets net of current liabilities. Working capital increased $81.0 million to $172.4 million at December 31, 2022 compared with working capital of $91.4 million at December 31, 2021. The increase was primarily a result of an increase of $59.9 million in cash and cash equivalents as a result of our April 2022 primary offering as we fund our capital expansion plan, an increase in accounts receivable of $22.8 million due to increased sales, an increase in inventory of $22.7 million, and an increase in prepaid expenses of $3.9 million. The increase was partially offset by an increase in accounts payable of $12.5 million as a result of timing and capital expenditures of approximately $38.0 million related to our capital expansion plan, and an increase in accrued expenses of $18.1 million as a result of timing and capital expenditures of approximately $6.2 million related to our capital expansion plan.

We normally carry three to four weeks of finished goods inventory. As of December 31, 2022, the average duration of our accounts receivable is approximately 32 days.

For the year ended December 31, 2022 our capital resources consisted primarily of $132.7 million of cash and cash equivalents on hand, $270.0 million available under our $350.0 million credit facilities, subject to debt covenants. Our credit facilities reflect $2.0 million reserved for two letters of credit and the remaining availability after 2022 borrowing activity of $78.0 million under the Delayed Draw Facility.

For the year ended December 31, 2021, our capital resources consisted primarily of $72.8 million cash on hand, $348.0 million available under our $350.0 million credit facilities, subject to debt covenants. Our credit facilities reflect $2.0 million reserved for two letters of credit.

We expect to fund our ongoing operations and obligations with cash and cash equivalents, cash flow from operations and available funds under our Credit Facility.

The following table sets forth, for the periods indicated, our beginning balance of cash, net cash flows provided by operating, investing and financing activities and our ending balance of cash.

	Year Ended December 31,		
	2022		2021
	(Dollars in thousands)		
Cash at the beginning of period	$	72,788	$	67,247
Net cash (used in) provided by operating activities		(43,227)		647
Net cash used in investing activities		(233,364)		(322,099)
Net cash provided by financing activities		336,538		326,993
Cash at the end of period	$	132,735	$	72,788

Net Cash (Used In) Provided by Operating Activities

Cash (used in) provided by operating activities consists primarily of net loss adjusted for certain non-cash items (i.e., provision for loss on receivables, loss/(gain) on disposal of equipment, change in reserve for inventory obsolescence, depreciation and amortization, amortization of deferred financing costs and loan discount, change in operating lease right of use asset, loss on equity method investment, and share-based compensation).

2022

Net cash used in operating activities of $43.2 million in 2022 was primarily attributed to:

- $10.9 million of net income adjusted for reconciling non-cash items, which excludes $70.4 million of non-cash items primarily related to $34.6 million in depreciation and amortization, $26.1 million in share-based compensation, $3.7 million of investments in equity method investment, $3.5 million in inventory obsolescence, $1.4 million of change in operating lease right of use asset, $0.8 million of amortization of deferred financing costs and $0.4 million in loss on disposal of equipment.

This was offset by:

- $54.1 million decrease due to changes in operating assets and liabilities. The decrease was primarily due to the change in accounts receivable, inventory, accounts payable, other assets, other lease liabilities and prepaid expenses, offset by change in accrued expenses.

2021

Net cash provided by operating activities of $0.6 million in 2021 was primarily attributed to:

- $31.2 million of net income adjusted for reconciling non-cash items, which excludes $60.9 million of non-cash items primarily related to $30.5 million in depreciation and amortization, $25.0 million in share-based compensation, $2.0 million of investments in equity method investment, $1.3 million of change in operating lease right of use asset, $1.2 million of amortization of deferred financing costs, $0.5 million in loss on disposal of equipment, and $0.3 million in inventory obsolescence.

This was offset by:

- $30.6 million decrease due to changes in operating assets and liabilities. The decrease was primarily due to the change in accounts receivable, inventory, other assets, prepaid expenses, other lease liabilities and accrued expenses, offset by change in accounts payable.

Net Cash Used in Investing Activities

2022

Net cash used in investing activities of $233.4 million in 2022 was primarily attributed to:

- $28.4 million in capital expenditures related to Freshpet Kitchens South expansion.
- $165.1 million in capital expenditures related to Freshpet Kitchens Ennis expansion.
- $27.4 million in in capital expenditures related to investment in fridges and other capital spend.
- $9.2 million in plant recurring capital expenditures.
- $19.8 million purchase of short-term investments.
- $3.3 million investment in equity method investment.

This was offset by:

- $19.8 million of proceeds from maturities of short-term investments.

2021

Net cash used in investing activities of $322.1 million in 2021 was primarily attributed to:

- $3.0 million in capital expenditures related to Freshpet Kitchens Bethlehem expansion.
- $73.8 million in capital expenditures related to Freshpet Kitchens South expansion.
- $208.2 million in capital expenditures related to Freshpet Kitchens Ennis expansion.
- $16.8 million in plant recurring capital expenditures.
- $20.3 million in capital expenditures relating to investment in fridges and other capital spend.

Net Cash Provided by Financing Activities

2022

Net cash provided by financing activities of $336.5 million in 2022 was primarily attributed to:

- $337.5 million of proceeds from common shares issued in a primary offering, net of issuance cost.
- $78.0 million of proceeds from borrowings under Credit Facility.
- $0.5 million of proceeds from the exercise of stock options.

This was partially offset by:
- $78.0 million for repayment of borrowings under Credit Facility
- $1.4 million for tax withholdings related to net share settlements of restricted stock units.

2021

Net cash provided by financing activities of $327.0 million in 2021 was primarily attributed to:

- $332.2 million of proceeds from common shares issued in a primary offering, net of issuance cost.
- $2.3 million of proceeds from the exercise of stock options.

This was partially offset by:

- $4.2 million for tax withholdings related to net share settlements of restricted stock units.
- $3.3 million for debt issuance cost related to the new credit facilities.

Indebtedness

For a discussion of our material indebtedness, see Note 6 to our Consolidated Financial Statements included in this report.

Critical Accounting Estimates and Policies

Our management's discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or ("U.S. GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the revenue and expenses incurred during the reported periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and share-based compensation. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Changes in estimates and policies are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting estimates and policies are described in the notes to our financial statements appearing in this report, we believe that the following critical accounting estimates and policies are most important to understanding and evaluating our reported financial results.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of net sales and expenses during the reporting period.

We believe that the accounting estimates policies discussed below are critical to understanding our historical and future performance, as these policies related to the more significant areas involving management's judgments and estimates. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. Actual results, as determined at a later date, could differ from those estimates. To the extent that there are differences between our estimate and the actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

The following critical accounting policies reflect significant judgments and estimates used in preparation of our consolidated financial statements:

Revenue Recognition and Incentives—Revenue is reported net of applicable trade incentives and allowances. Amounts billed and due from our customers are classified as receivables and require payment on a short-term basis. The Company applies judgment in the determination of the amount of consideration the Company receives from its customers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. Revenue the Company recognizes varies with changes in trade incentives the Company offers to its customers and their consumers. Trade incentives consist primarily of customer pricing allowances and merchandising funds, and consumer coupons are offered through various programs to customers and consumers. Estimates of trade promotion expense and coupon redemption costs are based upon programs offered, timing of those offers, estimated redemption/usage rates from historical performance, management's experience and current economic trends.

Share-based Compensation—We account for all share-based compensation payments issued to employees, directors and nonemployees using a fair value method. Accordingly, share-based compensation expense is measured based on the estimated fair value of the awards on the date of grant. We recognize compensation expense for the portion of the award that is ultimately expected to vest over the period during which the recipient renders the required services to us using the straight-line single option method.

We have outstanding share-based awards that have performance-based vesting conditions in addition to time-based vesting. Awards with performance-based vesting conditions require the achievement of certain financial criteria as a condition to the vesting. For certain performance-based awards, the quantity of awards received can range based on the level of performance achieved. The performance-based awards with financial criteria either have a Net Sales and/or Adjusted EBITDA target from FY 2023 through FY 2025. We recognize the estimated fair value of performance-based awards as share-based compensation expense over the performance period based upon our determination of whether it is probable that the performance targets will be achieved. At each reporting period, we reassess the probability of achieving the performance criteria and the performance period required to meet those targets. Determining whether the performance criteria will be achieved involves judgment, and the share-based compensation expense may be revised periodically based on changes in the probability of achieving the performance criteria. Revisions are reflected in the period in which the probability assessment is changed. If performance goals are not met, no share-based compensation expense is recognized for the cancelled shares, and, to the extent share-based compensation expense was previously recognized for those cancelled shares, such share-based compensation expense is reversed.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see Note 1 (Summary of Significant Accounting Policies) to our audited consolidated financial statements included in this report.

Segment

We have determined we operate in one segment: the manufacturing, marketing and distribution of pet food and pet treats for dogs and cats.

ITEM 7a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

We are sometimes exposed to market risks from changes in interest rates on debt and changes in commodity prices. Our exposure to interest rate fluctuations is limited to our outstanding indebtedness under our credit facilities, which bears interest at variable rates. As of December 31, 2022, we did not have any outstanding borrowings under our credit facilities.

Commodity Price and Inflation Risk

We purchase certain products and services that are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors which are not considered predictable or within our control. In many cases, we believe we will be able to address material commodity cost increases by either increasing prices or reducing operating expenses. However, increases in commodity prices, without adjustments to pricing or reduction to operating expenses, could increase our operating costs as a percentage of our net sales.


Inflation


Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, energy and other supplies and services. Substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be passed along to our customers. The impact of inflation on food, labor and energy costs can significantly affect the profitability of our Company as it has in 2022.

While generally we have been able to offset inflation and other changes in the costs of key operating resources through price increases, productivity improvements and greater economies of scale, our price increases are not always done immediately causing us to temporarily absorb increased cost. Further, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our pricing flexibility. In addition, macroeconomic conditions could make additional price increases imprudent. There can be no assurance that all future cost increases can be offset by increased prices or that increased prices will be fully absorbed without any resulting changes in their purchasing patterns.

Foreign Exchange Rates

Fluctuations in the currencies of countries where the Company operates outside the U.S. may impact our financial results. The Company is exposed to movements in the British pound sterling and Euro. The Statements of Financial Position of non-U.S. business units are translated into U.S. dollars using period-end exchange rates for assets and liabilities and weighted-average exchange rates for revenues and expenses. The percentage of our consolidated revenue for the twelve months ended December 31, 2022 recognized in Europe was approximately 1%.

The Company may, from time to time, enter into forward exchange contracts to reduce the Company's exposure to foreign currency fluctuations of certain assets and liabilities denominated in foreign currencies. Historically, the foreign currency forward contracts have not been designated as hedges and, accordingly, any changes in their fair value are recognized on the Consolidated Statements of Operations and Comprehensive (Loss) in Other expenses, net, and carried at their fair value in the Consolidated Balance Sheet with gains reported in prepaid expenses and other current assets and losses reported in accrued expenses. As of December 31, 2022, there were no forward contracts outstanding.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
FRESHPET, INC.
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Freshpet, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Freshpet, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the probability of achieving the vesting performance criteria of share-based awards

As discussed in Notes 1 and 9 to the consolidated financial statements, the Company recognizes share-based compensation based on the value of the number of share-based payment awards that are ultimately expected to vest during the period. Share-based awards with performance-based vesting conditions require the achievement of certain financial criteria as a condition to the vesting. For certain performance-based awards, the quantity of awards received can range based on the level of performance achieved. The performance-based awards with financial criteria either have 1) an annual revenue target or 2) an adjusted earnings before interest, taxes, depreciation and amortization target within fiscal years 2023 through 2025. At each reporting period, the Company reassesses the probability of achieving the performance criteria required to meet those vesting targets. When achievement of the vesting criteria is considered probable, compensation cost is recognized. As of December 31, 2022, there were 311,000 unvested performance-based options outstanding that were deemed not probable, with an aggregate fair value of $22.8 million.

We identified the assessment of the probability of achieving the vesting performance criteria of share-based awards as a critical audit matter. Evaluating the assumptions relating to the Company's determination of the probability that the performance criteria will be achieved for the share-based awards involved subjective auditor judgment. In particular, judgment was required to assess the probability of meeting the Company's future performance targets, including forecasted revenue.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's share-based compensation process, including a control related to the Company's assessment of assumptions that were used in the determination that a performance criteria was probable of achievement. To assess the Company's ability to accurately forecast revenue, we compared the Company's historical revenue forecasts to actual results. We compared forecasted revenue to those in communications to the Board of Directors, press releases and analyst reports. We evaluated the timing of the Company's expansion projects by comparing the progress of the Company's plans to construction milestones achieved.

/s/ KPMG LLP

We have served as the Company's auditor since 2012.

Short Hills, New Jersey
February 28, 2023

FRESHPET, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2022		December 31, 2021	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	132,735	$	72,788
Accounts receivable, net of allowance for doubtful accounts		57,572		34,780
Inventories, net		58,290		35,574
Prepaid expenses		9,778		5,834
Other current assets		3,590		1,349
Total Current Assets		261,965		150,325
Property, plant and equipment, net		800,586		583,922
Deposits on equipment		3,823		4,100
Operating lease right of use assets		5,165		6,537
Equity method investment		25,418		25,856
Other assets		28,426		13,670
Total Assets	$	1,125,383	$	784,410
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable	$	55,088	$	42,612
Accrued expenses		33,016		14,950
Current operating lease liabilities		1,510		1,384
Total Current Liabilities	$	89,614	$	58,946
Long term operating lease liabilities		4,200		5,710
Total Liabilities	$	93,814	$	64,656
STOCKHOLDERS' EQUITY:				
Common stock — voting, $0.001 par value, 200,000 shares authorized, 48,051 issued and 48,037 outstanding on December 31, 2022, and 43,449 issued and 43,435 outstanding on December 31, 2021		48		43
Additional paid-in capital		1,325,524		955,710
Accumulated deficit		(295,117)		(235,623)
Accumulated other comprehensive income (loss)		1,370		(120)
Treasury stock, at cost — 14 shares on December 31, 2022 and on December 31, 2021		(256)		(256)
Total Stockholders' Equity		1,031,569		719,754
Total Liabilities and Stockholders' Equity	$	1,125,383	$	784,410

See accompanying notes to the consolidated financial statements.

FRESHPET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except per share data)

	For the Year Ended December 31,					
		2022		2021		2020
NET SALES	$	595,344	$	425,489	$	318,790
COST OF GOODS SOLD		409,311		263,343		185,880
GROSS PROFIT		186,033		162,146		132,910
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES		238,016		186,809		134,908
LOSS FROM OPERATIONS		(51,983)		(24,663)		(1,998)
OTHER INCOME/(EXPENSES):						
Other Income/(Expenses), net		1,710		13		87
Interest Expense		(5,208)		(2,882)		(1,212)
		(3,498)		(2,869)		(1,125)
LOSS BEFORE INCOME TAXES		(55,481)		(27,532)		(3,123)
INCOME TAX EXPENSE		282		162		65
LOSS ON EQUITY METHOD INVESTMENT		3,731		2,005		—
LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	(59,494)	$	(29,699)	$	(3,188)
OTHER COMPREHENSIVE INCOME (LOSS):						
Change in foreign currency translation	$	1,490	$	(40)	$	(1)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)		1,490		(40)		(1)
TOTAL COMPREHENSIVE LOSS	$	(58,004)	$	(29,740)	$	(3,189)
NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS						
-BASIC	$	(1.29)	$	(0.69)	$	(0.08)
-DILUTED	$	(1.29)	$	(0.69)	$	(0.08)
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING USED IN COMPUTING NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS						
-BASIC		46,191		42,931		39,758
-DILUTED		46,191		42,931		39,758

See accompanying notes to the consolidated financial statements.

FRESHPET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands)

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss)	Treasury Shares	Treasury Stock	Total Stockholders' Equity
BALANCES, December 31, 2019	36,162	$ 36	$ 334,299	$ (202,735)	$ (79)	14	$ (256)	$ 131,265
Exercise of options to purchase common stock	479	—	5,441	—	—	—	—	5,441
Vesting of restricted stock units	91	—	(2,568)	—	—	—	—	(2,568)
Share-based compensation expense	—	—	11,157	—	—	—	—	11,157
Shares issued in primary offering	4,000	4	252,058	—	—	—	—	252,062
Foreign Currency Translation	—	—	—	—	(1)	—	—	(1)
Net loss	—	—	—	(3,188)	—	—	—	(3,188)
BALANCES, December 31, 2020	40,732	$ 40	$ 600,388	$ (205,924)	$ (80)	14	$ (256)	$ 394,169
Exercise of options to purchase common stock	224	—	2,271	—	—	—	—	2,271
Vesting of restricted stock units	78	—	(4,187)	—	—	—	—	(4,187)
Share-based compensation expense	—	—	25,068	—	—	—	—	25,068
Shares issued in primary offering, net of issuance costs	2,415	2	332,170	—	—	—	—	332,172
Foreign Currency Translation	—	—	—	—	(40)	—	—	(40)
Net loss	—	—	—	(29,699)	—	—	—	(29,699)
BALANCES, December 31, 2021	43,449	$ 43	$ 955,710	$ (235,623)	$ (120)	14	$ (256)	$ 719,754
Exercise of options to purchase common stock	45	—	471	—	—	—	—	471
Vesting of restricted stock units	43	1	(1,441)	—	—	—	—	(1,440)
Share-based compensation expense	—	—	23,505	—	—	—	—	23,505
Issuance and exercise of partner warrants	194	—	9,775	—	—	—	—	9,775
Shares issued in primary offering, net of issuance costs	4,320	4	337,504	—	—	—	—	337,508
Foreign currency translation	—	—	—	—	1,490	—	—	1,490
Net loss	—	—	—	(59,494)	—	—	—	(59,494)
BALANCES, December 31, 2022	48,051	$ 48	$ 1,325,524	$ (295,117)	$ 1,370	14	$ (256)	$ 1,031,569

See accompanying notes to the consolidated financial statements.

FRESHPET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,		
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (59,494)	$ (29,699)	$ (3,188)
Adjustments to reconcile net loss to net cash flows (used in) provided by operating activities:			
Provision for (gains) loss on accounts receivable	(20)	29	(23)
Loss on disposal of equipment	396	538	1,805
Share-based compensation	26,092	24,998	10,925
Inventory obsolescence	3,455	349	232
Depreciation and amortization	34,555	30,468	21,125
Amortization of deferred financing costs and loan discount	795	1,212	834
Change in operating lease right of use asset	1,372	1,329	1,289
Loss on equity method investment	3,731	2,005	—
Changes in operating assets and liabilities:			
Accounts receivable	(32,993)	(16,371)	166
Inventories	(26,171)	(16,804)	(6,808)
Prepaid expenses and other current assets	(435)	(2,891)	9,437
Other assets	(3,141)	(7,899)	(719)
Accounts payable	(3,063)	14,958	(5,922)
Accrued expenses	13,078	(273)	(6,762)
Other lease liabilities	(1,384)	(1,302)	(1,198)
Net cash flows (used in) provided by operating activities	(43,227)	647	21,193
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of short-term investments	(19,840)	—	(20,000)
Proceeds from maturities of short-term investments	19,840	—	20,000
Investments in equity method investment	(3,293)	—	(27,894)
Acquisitions of property, plant and equipment, software and deposits on equipment	(230,071)	(322,099)	(134,568)
Net cash flows used in investing activities	(233,364)	(322,099)	(162,462)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from common shares issued in primary offering, net of issuance cost	337,508	332,172	252,062
Proceeds from exercise of options to purchase common stock	471	2,271	5,441
Tax withholdings related to net shares settlements of restricted stock units	(1,441)	(4,187)	(2,568)
Proceeds from borrowings under Credit Facility	78,000	—	20,933
Repayment of borrowings under Credit Facility	(78,000)	—	(76,000)
Fees paid in connection with financing agreements	—	(3,263)	(824)
Net cash flows provided by financing activities	336,538	326,993	199,044
NET CHANGE IN CASH AND CASH EQUIVALENTS	59,947	5,541	57,775
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	72,788	67,247	9,472
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 132,735	$ 72,788	$ 67,247
SUPPLEMENTAL CASH FLOW INFORMATION:			
Taxes paid	$ 297	$ 182	$ 88
Interest paid	$ 3,152	$ 1,730	$ 1,061
NON-CASH FINANCING AND INVESTING ACTIVITIES:			
Property, plant and equipment purchases in accounts payable and accrued expenses	$ 44,258	$ 22,482	$ 11,281
Issuance of partner warrants	$ 9,775	—	—

See accompanying notes to the consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies:

Nature of the Business – Freshpet, Inc. (hereafter referred to as "Freshpet", the "Company", "we," "us" or "our"), a Delaware corporation, manufactures and markets natural fresh meals and treats for dogs and cats. The Company's products are distributed throughout the United States, Canada and other international markets, into major retail classes including Grocery (including online), Mass and Club, Pet Specialty, and Natural retail.

Basis of Presentation – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). The consolidated financial statements have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "SEC"). All amounts included in the consolidated financial statements have been rounded except where otherwise stated. As figures are rounded, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Principles of Consolidation – The financial statements include the accounts of the Company as well as the Company's wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Segments – The Company operates as a single operating segment reporting to its chief operating decision maker.

Equity method investment – The Company utilizes the equity method to account for investments when the Company possesses the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. The ability to exercise significant influence is presumed when an investor possesses more than 20% of the voting interests of the investee. This presumption may be overcome based on specific facts and circumstances that demonstrate that the ability to exercise significant influence is restricted. The Company has the ability to exercise significant influence based on our representation on and the makeup of the investee's Board of Directors. The Company has elected to record its share of equity in income (losses) of equity method investment on a one-quarter lag based on the most recently available financial statements.

In applying the equity method, the Company records the investment at cost and subsequently increases or decreases the carrying amount of the investment by our proportionate share of the net income or loss.

On March 10, 2022, the Company invested $3,300 to maintain our 19% interest in a privately held company that operates in our industry, with our investments to date totaling $31,200. The Company concluded that it is not the primary beneficiary, which is primarily the result of the Company's conclusion that it does not have the power to direct activities that most significantly impact the economic performance. The Company accounts for the investment under the equity method of accounting based on our ability to exercise significant influence even though the Company's percentage of ownership is below 20%. The basis difference between the Company's carrying value of its investment and the amount of underlying equity in net assets of the privately held company is not material to the Company's consolidated financial statements.

Variable interest entities – In accordance with the applicable accounting guidance for the consolidation of variable interest entities, the Company analyzes its variable interests to determine if an entity in which it has a variable interest is a variable interest entity. The Company's analysis incudes both quantitative and qualitative reviews to determine if we must consolidate a variable interest entity as its primary beneficiary.

Estimates and Uncertainties – The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining, among other items, trade incentives, share-based compensation and useful lives for long-lived assets. Actual results, as determined at a later date, could differ from those estimates.

(in thousands, except per share data)

Inventories – Inventories are stated at the lower of cost or market, using the first-in, first-out method. When necessary, the Company provides allowances to adjust the carrying value of its inventories to the lower of cost or net realizable value, including any costs to sell or dispose and consideration for obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value.

Property, Plant and Equipment – Property, plant and equipment are recorded at cost. The Company provides for depreciation on the straight-line method by charges to income at rates based upon estimated recovery periods of 7 years for furniture and office equipment, 5 years for automotive equipment, 9 years for refrigeration equipment, 5 to 10 years for machinery and equipment, 2 years for plates & dies and 15 to 39 years for building and improvements. Capitalized cost includes the costs incurred to bring the property, plant and equipment to the condition and location necessary for its intended use, which includes any necessary delivery, electrical and installation cost for equipment. Maintenance and repairs that do not extend the useful life of the assets over two years are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful lives on the straight-line method.

Long-Lived Assets – The Company evaluates all long-lived assets for impairment. Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Recoverability of assets held for sale is measured by a comparison of the carrying amount of an asset or asset group to their fair value less estimated costs to sell. Estimating future cash flows and calculating fair value of assets requires significant estimates and assumptions by management. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carry amount to fair value and is charged to expense in the period of impairment.

Income Taxes – The Company provides for deferred income taxes for temporary differences between financial and income tax reporting, principally net operating loss carryforwards, depreciation, and share-based compensation. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

A valuation allowance is appropriate when management believes it is more likely than not, the deferred tax asset will not be realized. At December 31, 2022 and 2021, the Company determined that full valuation of its net deferred tax assets and liabilities is appropriate.

Share-based Compensation – The Company recognizes share-based compensation based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. The Company estimates grant date fair value of its options using the Black-Scholes Merton option-pricing model. Share awards are amortized under the straight-line method over the requisite service period of the entire award. The Company accounts for forfeitures as they occur.

Cash Equivalents – The Company at times considers money market funds and all other highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Trade Account Receivable – The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

Implementation Costs of Cloud Computing Arrangement – As of December 31, 2022 and 2021, the Company's deferred implementation costs of our new ERP system associated with our cloud computing arrangement, which were reflected within prepaid and other assets, were $9,444 and $7,380, respectively. The cost will be recognized over the term of the agreement, which began in the first quarter of 2022.

Fair Value of Financial Instruments – Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active). Level 2 includes financial instruments that are valued using models or other valuation methodologies.

- Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets for cash and cash equivalents, other receivables, accounts payable and accrued expenses approximate their fair value based on the short-term maturity of these instruments. Certain assets, including the equity method investment, right-of-use assets and property and equipment are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review.

As of December 31, 2022, the Company only maintained Level 1 assets and liabilities.

Debt Issuance Cost – During the first quarter of 2021, as part of the Sixth Amended and Restated Loan and Security Agreement, dated February 19, 2021 (as amended, the Sixth Amendment), the Company incurred an additional $3,263 of fees associated with the debt modification, of which $2,797 of the fees were related to the Delayed Draw Term Loan (as defined below) with the remaining balance relating to the Revolving Loan Facility (as defined below). The Company also wrote down $485 of fees incurred from the prior credit facilities. The Company's policy is to record the debt issuance cost related to the Delayed Draw Term Loan, net of debt, for the portion of the Delayed Draw Term Loan that is outstanding, with the remaining amount recorded within assets.

The Company amortizes debt issuance costs categorized as assets on a straight-line basis over the term of the loan and amortizes the debt issuance costs that are categorized net of debt using the effective interest method, over the term of the loan.

(in thousands, except per share data)

Revenue Recognition and Incentives – Revenues primarily consist of the sale of pet food products that are sold to retailers through broker and distributor arrangements. These revenue contracts generally have single performance obligations. Revenue, which includes shipping and handling charges billed to the customer, is reported net of applicable trade incentives and allowances. Amounts billed and due from our customers are classified as receivables and require payment on a short-term basis and, therefore, we do not have any significant financing components.

Revenue from product sales is recognized when obligations under the terms of the contract with the customer are satisfied, which occurs once control is transferred upon delivery to the customer. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods.

The amount of consideration the Company receives and revenue the Company recognizes varies with changes in trade incentives the Company offers to its customers and their consumers. Trade incentives consists primarily of customer pricing allowances and merchandising funds, and consumer coupons are offered through various programs to customers and consumers. Estimates of trade promotion expense and coupon redemption costs are based upon programs offered, timing of those offers, estimated redemption/usage rates from historical performance, management's experience and current economic trends.

Sales taxes and other similar taxes are excluded from revenue.

There were no contract assets as of December 31, 2022 and 2021.

Net Sales – Information about the Company's net sales by class of retailer is as follows:

	Twelve Months Ended December 31,		
	2022	2021	2020
Grocery (including Online), Mass and Club	$ 524,971	$ 356,965	$ 272,008
Pet Specialty and Natural	70,373	68,524	46,782
Net Sales (a)	$ 595,344	$ 425,489	$ 318,790

(a) Online sales associated with each class of retailer are included within their respective total.

Advertising – Advertising costs are expensed when incurred, with the exception of production costs which are expensed the first time advertising takes place. Advertising costs, consisting primarily of media ads, were $71,720, $53,687 and $38,483, in 2022, 2021 and 2020, respectively. As of December 31, 2022, 2021 and 2020 we had $553, $1,173 and $128, respectively of production cost in prepaid expense, representing advertising that had yet to take place.

Shipping and Handling Costs/Freight Out – Costs incurred for shipping and handling are included in selling, general, and administrative expenses within the statement of operations and comprehensive loss. Shipping and handling costs primarily consist of costs associated with moving finished products to customers, including costs associated with our distribution center and the cost of shipping products to customers through third-party carriers. Shipping and handling cost totaled $63,891, $47,713, and $27,167 in 2022, 2021 and 2020, respectively.

Recently Adopted Standards

The Company did not adopt any new Accounting Standard Updates during 2022.

We consider the applicability and impact of all Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB).

(in thousands, except per share data)

Note 2 – Inventories:

Inventories are summarized as follows:

	December 31, 2022	December 31, 2021
Raw Materials and Work in Process	$ 20,608	$ 13,339
Packaging Components Material	6,186	2,823
Finished Goods	31,639	19,704
	58,433	35,866
Reserve for Obsolete Inventory	(143)	(292)
Inventories, net	$ 58,290	$ 35,574

Note 3 – Property, Plant and Equipment:

Property, plant and equipment are summarized as follows:

	December 31, 2022	December 31, 2021
Refrigeration Equipment	$ 137,875	$ 122,063
Machinery and Equipment	199,504	140,471
Building, Land, and Improvements	458,800	150,927
Furniture and Office Equipment	14,040	8,844
Leasehold Improvements	1,319	1,319
Construction in Progress	134,338	273,880
	945,877	697,504
Less: Accumulated Depreciation	(145,291)	(113,582)
Property, Plant and Equipment, net	$ 800,586	$ 583,922

Depreciation expense related to property, plant and equipment totaled $34,332, $29,467, and $20,805 in 2022, 2021 and 2020, respectively; of which $20,774, $16,545, and $9,576 was recorded in cost of goods sold for 2022, 2021 and 2020, respectively, with the remainder of depreciation expense being recorded to selling, general and administrative expense.

(in thousands, except per share data)

Note 4 – Income Taxes

A summary of income taxes as follows:

	Year Ended December 31,		
	2022	2021	2020
Federal	$ —	$ —	$ —
State	282	162	65
International	—	—	—
	$ 282	$ 162	$ 65

The provisions for income taxes do not bear a normal relationship to loss before income taxes primarily as a result of the valuation allowance on deferred tax assets.

The reconciliation of the statutory federal income tax rate to the Company's effective tax is presented below:

	Year Ended December 31,		
	2022	2021	2020
Tax at federal statutory rate	21.0%	21.0%	21.0%
State taxes, net of federal	3.6%	7.4%	39.2%
Permanent items	3.7%	30.6%	284.4%
Other	(0.7%)	(0.2%)	5.6%
State rate change	0.5%	(0.5%)	0.2%
Valuation allowance	(28.6%)	(58.8%)	(352.5%)
Effective tax rate	(0.5%)	(0.5%)	(2.1%)

In assessing the realizability of the net deferred tax assets, the Company considers all relevant positive and negative evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The Company believes that it is more likely than not that the Company's deferred income tax assets will not be realized. The Company has experienced taxable losses from inception. As such, there is a full valuation allowance against the net deferred tax assets as of December 31, 2022, 2021 and 2020.

(in thousands, except per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Year Ended December 31,		
	2022	2021	2020
Net operating loss	$ 85,214	$ 73,436	$ 60,268
Stock option expense	18,709	12,169	6,454
Property and equipment	(20,753)	(14,957)	(11,941)
Other	5,920	2,845	1,194
Less: Valuation allowance	(89,090)	(73,493)	(55,975)
Net deferred income tax assets	$ -	$ -	$ -

At December 31, 2022, the Company had federal net operating loss (“NOL”) carryforwards of $340.3 million, of which $175.4 million, generated in 2017 and prior, will expire between 2025 and 2037. The NOL generated from 2018 through 2022 of $164.9 million will have an indefinite carryforward period but can generally only be used to offset 80% of taxable income in any particular year. The Company may be subject to the net operating loss utilization provisions of Section 382 of the Internal Revenue Code. The effect of an ownership change would be the imposition of an annual limitation on the use of NOL carry forwards attributable to periods before the change. The amount of the annual limitation depends upon the value of the Company immediately before the change, changes to the Company’s capital during a specified period prior to the change, and the federal published interest rate. We have completed several analyses under Section 382 of the Code in the past which concluded that certain annual limitations exist. At December 31, 2022, the Company had $259.4 million of State NOLs which expire between 2023 and 2041, and had $14.3 million of foreign NOLs which do not expire.

Entities are also required to evaluate, measure, recognize and disclose any uncertain income tax provisions taken on their income tax returns. The Company has analyzed its tax positions and has concluded that as of December 31, 2021, there were no uncertain positions. The Company’s U.S. federal and state net operating losses have occurred since its inception in 2005 and as such, tax years subject to potential tax examination could apply from that date because the utilization of net operating losses from prior years opens the relevant year to audit by the IRS and/or state taxing authorities. Interest and penalties, if any, as they relate to income taxes assessed, are included in the income tax provision. The Company did not have any unrecognized tax benefits and has not accrued any interest or penalties through 2022, 2021 and 2020.

The Company considered the impact of the disallowance of certain incentive based compensation tax deductibility under Internal Revenue Code Section 162(m); however, to the extent an adjustment to the deferred tax asset is required the impact will be offset by a corresponding adjustment to the valuation allowance.

Note 5 – Accrued Expenses:

Accrued expenses are summarized as follows:

	2022	2021
Accrued Compensation and Employee Related Costs	$ 8,559	$ 6,934
Accrued Construction Costs	4,235	—
Accrued Chiller Cost	4,106	2,050
Accrued Customer Consideration	656	828
Accrued Freight	2,705	1,547
Accrued Production Expenses	3,755	1,862
Accrued Corporate and Marketing Expenses	3,794	1,081
Accrued Interest	922	—
Other Accrued Expenses	4,284	648
Accrued Expenses	$ 33,016	$ 14,950

(in thousands, except per share data)

Note 6 – Debt:

On February 19, 2021, the Company entered into the Sixth Amended and Restated Loan and Security Agreement ("Sixth Amendment"), which amended and restated in full the Company's Fifth Amended and Restated Loan and Security Agreement, dated as of April 17, 2020. The Sixth Amendment provides for a $350,000 senior secured credit facility (as amended the "Credit Facility"), encompassing a $300,000 delayed draw term loan facility (the "Delayed Draw Facility") and a $50,000 revolving loan facility (the "Revolving Loan Facility"), which replaced the Company's prior $130,000 delayed draw term loan facility and $35,000 revolving loan facility.

The Credit Facility matures on February 19, 2026 and borrowings thereunder bear interest at variable rates depending on the Company's election, either at a base rate or at the adjusted term SOFR (which rate shall be calculated based upon a one-month tenor in effect on such date and shall be determined on a daily basis), in each case, plus an applicable margin. Subject to the Company's leverage ratio, the applicable margin varies between 0.75% and 2.25% for base rate loans and 1.75% and 3.25% for SOFR loans. The Company has the option to borrow term loans under the Delayed Draw Facility ("Delayed Draw Term Loans") until August 19, 2023, subject to certain conditions. As of August 19, 2022, the amount of any outstanding Delayed Draw Term Loans shall be repayable in equal consecutive quarterly installments equal to 1/28th of the total single term loan ("the Initial Combined Delayed Draw Term Loan"). Commencing on August 19, 2023, the amount of any outstanding Delayed Draw Term Loans, combined with the Initial Combined Delayed Draw Term Loan, shall be repayable in equal consecutive quarterly installments equal to 1/28th of the outstanding Delayed Draw Term Loans and the remainder shall be due and payable on February 19, 2026.

Borrowings under the Credit Facility are secured by substantially all of the Company's and certain of its subsidiaries' assets. The Sixth Amendment requires compliance with various covenants customary for agreements of this type, including financial covenants and negative covenants that limit, among other things, the Company's ability to incur additional debt, create or incur liens, engage in mergers or consolidations, sell, transfer or otherwise dispose of assets, make voluntary prepayments to subordinated debt, permit a change of control, pay dividends or distributions, make investments, and enter into certain transaction with affiliates. The Sixth Amendment also includes events of default customary for agreements of this type.

During 2022, the Company borrowed and repaid $78,000 under the Delayed Draw Facility. Any prepayments of the Delayed Draw Facility under the agreement may not be reborrowed. As of September 30, 2022, the Company was not in compliance with the total funded debt ratio and the fixed charge coverage ratio financial covenants associated with the Credit Facility. The lenders under the Credit Facility consented to such covenants not being tested as of September 30, 2022. At the time such consent was granted, the Company repaid in full the $75,214 outstanding amount under the Delayed Draw Facility. As of December 31, 2022, the Company was in compliance with the total funded debt ratio and the fixed charge coverage ratio financial covenants associated with the Credit Facility, though the Company cannot provide assurance that it will remain in compliance with such covenants. If not in compliance all outstanding debt within the Credit Facility would be due and the borrower has the option to provide a waiver or terminate the Credit Facility.

As of December 31, 2022, the Company had no debt outstanding under the Credit Facility. The Credit Facility includes a quarterly commitment fee on any unused amounts at a per annum rate between 0.30% to 0.50% depending on the aggregate principal outstanding.

In connection with entering into the Sixth Amendment, the Company incurred $3,166 of debt issuance cost, which are capitalized on the balance sheet and amortized over the life of the facility, and wrote off $485 of fees incurred from the prior credit facilities.

As of December 31, 2022 and 2021, there was a total of $2,478 and $3,272 of debt issuance cost from the Credit Facility as well as fees incurred from the prior credit facilities applied to the Credit Facility under ASC 835-30 along with ASU 2015-03. As of December 31, 2022 and 2021 there was $1,685 and $2,478, respectively, of debt issuance costs recorded in other assets, and $793 and $793, respectively, recorded in other current assets.

On April 29, 2022, the Company entered into the First Amendment to the Sixth Amendment, which amendment, among other things, (i) made amendments to allow for the Company's projected capital expenditures without either triggering mandatory prepayment obligations or violating the covenant and (ii) replaced the LIBOR interest rate for U.S. dollar loans to a term Secured Overnight Financing Rate ("Term SOFR").

Interest expense and fees totaled $5,208, $2,882 and $1,212 in 2022, 2021 and 2020, respectively. There was $904 of accrued interest on the credit facilities as of December 31, 2022, no accrued interest on the credit facilities as of December 31, 2021, and $135 of accrued interest on the credit facilities as of December 31, 2020.

(in thousands, except per share data)

Note 7 – Commitments and Contingencies

Commitments – The Company's obligations include leases for office space under non-cancelable operating leases, manufacturing processing and utility servicing that expire at various dates through April 1, 2027.

Leases:

We have various noncancellable lease agreements for office and warehouse space, as well as office equipment, with original remaining lease terms of two years to five years, some of which include an option to extend the lease term for up to five years. Because the Company is not reasonably certain to exercise these renewal options, the options are not considered in determining the lease term and associated potential option payments are excluded from lease payments. The Company's leases generally do not include termination options for either party to the lease or restrictive financial or other covenants.

Weighted-average remaining lease term (in years) and discount rate related to operating leases were as follows:

	As of December 31,	
	2022	**2021**
Weighted-average remaining lease term	3.61	4.51
Weighted-average discount rate	6.2%	6.2%

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date to determine the present value of lease payments.

Costs related to lease obligations for 2022 and 2021 were as follows:

	For the Twelve Months Ended December 31,	
	2022	**2021**
Operating lease cost	$ 1,752	$ 1,779

Supplemental cash flow information and non-cash activity relating to operating leases are as follows:

	For the Twelve Months Ended December 31,	
	2022	**2021**
Cash paid for amounts included in the measurement of lease liabilities	$ 1,764	$ 1,753

As of December 31, 2022, future minimum payments due under lease obligations for five years were as follows:

Operating Lease Obligations	As of December 31, 2022
2023	$ 1,802
2024	1,511
2025	1,210
2026	1,239
2027 and beyond	337
Total lease payments	$ 6,099
Less: Imputed interest	(389)
Present value of lease liabilities	$ 5,710

(in thousands, except per share data)

As of December 31, 2022, future minimum payments due under manufacturing and service obligations for five years were as follows:

Manufacturing and Servicing Obligations	December 31, 2022
2023	$ 3,288
2024	4,783
2025 and beyond	712
Total Manufacturing and Servicing Obligations	$ 8,783

Certain of the Company's executives are covered by employment contracts requiring the Company to pay severance in the event of certain terminations.

Legal Obligations:

We are currently involved in various claims and legal actions that arise in the ordinary course of our business, including claims resulting from employment related matters. None of these claims or proceedings, most of which are covered by insurance, are expected to have a material adverse effect on our business, financial condition, results of operations or cash flows. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, results of operations or cash flows.

On April 8, 2022, Phillips Feed Service, Inc., d/b/a Phillips Feed And Pet Supply ("Phillips") filed a complaint against the Company in U.S. District Court for the Eastern District of Pennsylvania (Allentown Division) for damages allegedly sustained as a result of the termination of the Company's distribution arrangement with Phillips, a former distributor of Freshpet products. Phillips asserts a claim for breach of contract, and seeks monetary damages in excess of $8,300 based on a claimed "termination payment" under a 2018 "Letter Of Intent" and additional damages based on a claim for improper notice of termination. Phillips also claims a right of setoff with respect to monies owed by Phillips to the Company.

On July 5, 2022, the Company answered the complaint disputing the claimed damages, assertions of breach of contract, and the right of offset. In addition, the Company counterclaimed breach of contract for amounts owed to Freshpet earned while Phillips served as an authorized distributor of Freshpet product.

On November 14, 2022, the discovery deadline was extended until March 31, 2023.

As of December 31, 2022, due to the claims and counterclaims between the parties, the Company reclassified the amounts due from Phillips of $8,971 to other noncurrent assets.

Based on information currently available and advice of counsel, we do not believe that the outcome of any of this matter is likely to have a material adverse effect on our business, financial condition, results of operations or liquidity. However, in the event of unexpected further developments, it is possible that the ultimate resolution of this matter, if unfavorable, may be materially adverse to our business, financial condition, results of operations or liquidity. Legal costs such as outside counsel fees and expenses are charged to selling, general and administrative expenses in the period incurred.

(in thousands, except per share data)

Note 8 – Warrants:

In connection with an agreement to operators of Freshpet Kitchens South during the third quarter of 2022 in exchange for services, we issued our partner warrants to purchase up to an aggregate of 194 thousand shares of voting common stock of the Company at a purchase price of $0.01 per share. The Company determined these warrants are accounted for under FASB ASC 718 Stock Compensation. The warrants were recorded as a prepaid expense as the warrants were exercisable at the grant date. The prepaid expense will be amortized within Cost of Goods Sold as services are provided by the supplier. As of December 31, 2022 there were $5,750 of warrants in prepaid expense and $1,438 of warrants in other assets.

During 2022, 194 thousand warrants were both issued and exercised, respectively. The grant date fair value of warrants granted during 2022 was $50.32 per share.

Warrants Assumptions

Fair value of the warrants at September 30, 2022 was based on the Black Scholes Option Pricing Model, which is based, in part, upon level 3 unobservable inputs for which there is little or no market data, requiring the Company to develop its own assumptions.

The Company used the following assumptions for its warrants:

Expected Volatility - Expected volatility was based on the historical volatility of the Company's common stock.

Exercise Price of Warrants Granted - The Company determined the exercise price pursuant to the terms of the warrant agreement of $0.01 per share.

Risk-Free Interest Rate - The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the expected term in effect at the time of the warrant issuance.

Expected Dividend Yield - The Company has not historically declared dividends, and no future dividends are expected to be available to benefit warrant holders at the time of warrant issuance. Accordingly, the Company used an expected dividend yield of zero in the valuation model.

A summary of warrants assumptions as of December 31, 2022 was as follows:

	As of September 30, 2022
Exercise price of warrants granted	$ 0.01
Expected volatility	52.5%
Expected terms in years	0.0
Risk-free interest rate	3.9%
Expected dividend yield	0.0%

Total amortization associated with partner warrants during 2022 was $2,587.

Note 9 – Equity Incentive Plans and Equity:

Total compensation cost for share-based payments recognized in 2022, 2021 and 2020 was approximately $23,505, $24,998 and $10,925, respectively. Cost of goods sold in 2022, 2021 and 2020 included share-based compensation of approximately $4,706, $4,152 and $2,132, respectively. Selling, general, and administrative expense in 2022, 2021 and 2020 included share-based compensation of approximately $18,799, $20,846 and $8,793, respectively. Capital expenditures recorded for the Freshpet Kitchens expansion project included no share-based compensation during 2022 and approximately $71 and $232 during 2021 and 2020, respectively.

(in thousands, except per share data)

The Company maintains the approved 2010 Stock Plan (the "2010 Plan") under which options to purchase shares of the Company's common stock were granted to employees and affiliates of the Company. These options are either time-based (vest over four years), performance-based (vest when performance targets are met, as defined in the stock option grant agreement), or vest at the occurrence of an exit event which is defined as a Change of Control in the Company, as defined in the stock grant agreement.

The options granted have maximum contractual terms of 10 years. The Board of Directors froze the 2010 Stock Plan such that no further grants may be issued under the 2010 Stock Plan.

The Company maintains the approved 2014 Omnibus Incentive Plan under which shares of common stock may be issued or used for reference purposes as awards granted under the 2014 Plan. These awards may be in the form of stock options, stock appreciation rights, restricted stock, as well as other stock-based and cash-based awards. As of December 31, 2022, the awards granted were either time-based (cliff vest over three years), performance-based (vest when performance targets are met, as defined in the stock option grant agreement), or restricted stock units (employee RSUs cliff vest over three years and non-employee director RSUs cliff vest over one year).

NASDAQ Marketplace Rules Inducement Award—During 2016, 500,000 service period stock options and 500,000 performance-based stock options were granted to the Company's CEO as an inducement under the NASDAQ Marketplace Rules.

During 2020, as an inducement under the NASDAQ Marketplace Rules, and therefore outside of any Plan, 15,000 service period stock options were granted to the Executive Vice President of Finance who later served as the Company's Chief Financial Officer until September 2022. Upon her departure 5,000 of the service period stock awards were forfeited.

During 2022, as an inducement under the NASDAQ Marketplace Rules, and therefore outside of any Plan, 40,120 service period stock options and 22,381 restricted stock units were granted to the Company's CFO.

Under the terms of the applicable agreement, each grant is governed as if issued under the 2014 Omnibus Plan. The awards granted are time-based (cliff vest over four years or three years) and performance-based (vest when performance targets are met, as defined in the stock option grant agreement).

Service Period Stock Options—A summary of service period stock options outstanding and changes under the plans during the year ended December 31, 2022 is presented below:

Options	Shares	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2021	1,287	$ 50.37		
Granted	40	67.02		
Exercised	(9)	76.07		
Forfeited	(27)	62.08		
Outstanding at December 31, 2022	1,291	$ 51.63	5.41	$ 33,958
Exercisable at December 31, 2022	1,040	$ 32.61	4.69	$ 33,958

As of December 31, 2022, there was $14,411 of total unrecognized compensation costs related to non-vested service period options, of which $5,321 will be incurred in 2023, $8,470 will be incurred in 2024 and the remaining $620 will be incurred in 2025.

(in thousands, except per share data)

Performance Based Options—Performance based option vesting is contingent upon the Company achieving certain annual Net Sales or Adjusted EBITDA goals. A summary of performance-based stock options outstanding and changes under the plans in 2022 is presented below:

Options	Shares	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2021	2,067	$ 74.71		
Granted	-	-		
Exercised	(35)	84.45		
Forfeited	(107)	73.80		
Outstanding at December 31, 2022	1,925	$ 75.50	6.00	$ 36,989
Exercisable at December 31, 2022	1,107	$ 19.53	4.69	$ 36,989

As of December 31, 2022, there was approximately $19,779 of total unrecognized compensation costs related to performance-based awards for which the achievement of the vesting criteria is considered probable, of which $9,926 will be incurred in 2023 and the remaining $9,853 will be incurred in 2024.

As of December 31, 2022, there were 311 unvested performance-based options outstanding that were deemed not probable, with an aggregate fair value of $22,775.

Service Period Restricted Stock Units—The following table includes activity related to outstanding restricted stock units in 2022.

	Shares	Weighted-Average Grant-Date Fair Value Per Unit
Outstanding at December 31, 2021	103	$ 96.18
Granted	230	67.99
Exercised/Vested	(47)	112.57
Forfeited	(8)	105.62
Outstanding at December 31, 2022	278	$ 74.52

As of December 31, 2022, there was approximately $13,108 of total unrecognized compensation costs related to restricted stock units, of which $6,537 will be incurred in 2023, $4,276 will be incurred in 2024, $2,295 will be incurred in 2025, and $1,328 will be incurred in 2026.

66

(in thousands, except per share data)

Performance Based Restricted Stock Units—The following table includes activity related to outstanding restricted stock units in 2022.

	Shares	Weighted-Average Grant-Date Fair Value Per Unit
Outstanding at December 31, 2021	22	$ 111.65
Granted	158	57.52
Forfeited	(4)	113.33
Outstanding at December 31, 2022	176	$ 63.01

As of December 31, 2022, there was approximately $9,459 of total unrecognized compensation costs related to performance-based restricted stock units for which the achievement of the vesting criteria is considered probable, of which $3,456 will be incurred in 2023, $3,402 will be incurred in 2024 and the remaining $2,600 will be incurred in 2025.

Grant Date Fair Value of Options—The weighted average grant date fair value of options (service period options and performance based options) granted during in 2022, 2021 and 2020 were $37.39, $74.90 and $68.93 per share, respectively.

Expected Volatility—Expected volatility was based on the historical volatility of the Company's common stock.

Weighted Average Expected Term—The Company determined the expected term based on the "shortcut method" described in FASB ASC 718, Compensation—*Stock Compensation* (an expected term based on the midpoint between the vesting date and the end of the contractual term).

Risk-Free Interest Rate—The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant.

(in thousands, except per share data)

Expected Dividend Yield—The Company has not historically declared dividends, and no future dividends are expected to be available to benefit option holders. Accordingly, the Company used an expected dividend yield of zero in the valuation model.

	Year Ended December 31,		
	2022	2021	2020
Weighted average exercise price of options granted	$ 67.02	$ 155.00	$ 135.55
Expected volatility	52.5%	50.4%	46.9% - 51.5%
Average expected terms in years	6.5	6.1	5.8 - 7
Risk-free interest rate	3.8%	1.1%	0.3% - 1.69%
Expected dividend yield	0.0%	0.0%	0.0%

Note 10 – Earnings Per Share Attributable to Common Stockholder:

Basic net earnings (loss) per share of common stock is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net earnings (loss) per share of common stock is computed by giving effect to all potentially dilutive securities. Diluted net loss per common share is the same as basic net loss per common share, due to the fact that potentially dilutive securities would have an antidilutive effect as the Company incurred a net loss in 2022, 2021 and 2020.

In 2022, 2021 and 2020, there were no reconciling items between Net Loss/Income and Net Loss attributable to common stockholders.

The potentially dilutive securities excluded from the determination of diluted loss per share, as their effect is antidilutive, are as follows:

	Twelve Months Ended December 31,		
	2022	2021	2020
Service Period Stock Options	1,291	1,291	1,356
Restricted Stock Units	275	173	190
Performance Stock Options	1,107	972	1,009
Total	2,673	2,437	2,555

Note 11 – Retirement Plan:

The Company sponsors a safe harbor 401(k) plan covering all employees. All employees are eligible to participate. Active participants in the plan may make contributions of up to 50% of their compensation, subject to certain limitations. Company contributions totaled approximately $2,297 in 2022, $1,829 in 2021 and $1,416 in 2020.

(in thousands, except per share data)

Note 12 – Concentrations:

Concentration of Credit Risk—The Company maintains its cash balances in financial institutions that are insured by the Federal Deposit Insurance Corporation up to $250,000 each. At times, such balances may be in excess of the FDIC insurance limit.

Major Customers—In 2022, 2021 and 2020, net sales to one of our distributors accounted for 8%, 16% and 18% of our net sales, respectively. In 2022, one customer accounted for more than 10% of our net sales, while in 2021 and 2020, no customers accounted for 10% of our net sales. As of December 31, 2022, two distributors and two customers accounted for 15%, 6%, 26% and 11% respectively, of our accounts receivable. As of December 31, 2021, two distributors and two customers accounted for 20%, 10%, 14% and 13%, respectively, of our account receivable.

Major Suppliers—The Company purchased approximately 33% of its raw materials from one vendor during 2022, approximately 21% of its raw materials from one vendor during 2021, and approximately 23% of its raw materials from one vendor during 2020.

The Company purchased approximately 91% of its packaging material from five vendors during 2022, 84% of its packaging material from five vendors during 2021, and approximately 88% of its packaging material from five vendors during 2020.

Note 13 – Subsequent Events:

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued for recognition or disclosures.

The Company did not identify any recognized or unrecognized subsequent events that have required adjustment or disclosure in the financial statements.

ITEM 9. — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROL AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on the evaluation of our disclosure controls and procedures as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its Internal Control-Integrated Framework (2013). This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on this assessment, management concluded that as of December 31, 2022, the Company's internal control over financial reporting was effective.

Our independent registered public accounting firm that audited the consolidated financial statements included in this annual report has issued an audit report on the effectiveness of our internal control over financial reporting, which is included within "Item 8. Financial Statements and Supplementary Data" under section "Report of Independent Registered Public Accounting Firm".

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) and 15d-15(d) of the Exchange Act during the period covered by this Annual Report on Form 10-K that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We transitioned to a new enterprise resource planning (ERP) system during the first quarter of 2022. Implementation, integration and transition efforts continued thereafter and remain ongoing. In connection with the implementation, integration and transition, and resulting business process changes, we continue to review and enhance the design and documentation of our internal control over financial reporting processes to maintain effective controls over our financial reporting following the completion of the implementation, integration and transition. To date, the implementation, integration and transition have not materially affected our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be filed (and is hereby incorporated by reference) by an amendment hereto or pursuant to a definitive proxy statement pursuant to Regulation 14A that will contain such information.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be filed (and is hereby incorporated by reference) by an amendment hereto or pursuant to a definitive proxy statement pursuant to Regulation 14A that will contain such information.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be filed (and is hereby incorporated by reference) by an amendment hereto or pursuant to a definitive proxy statement pursuant to Regulation 14A that will contain such information.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, DIRECTOR INDEPENDENCE

The information required by this item will be filed (and is hereby incorporated by reference) by an amendment hereto or pursuant to a definitive proxy statement pursuant to Regulation 14A that will contain such information.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Short Hills, NJ, Auditor ID: 185.

The information required by this item will be filed (and is hereby incorporated by reference) by an amendment hereto or pursuant to a definitive proxy statement pursuant to Regulation 14A that will contain such information.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as a part of this report:

(1)   Financial Statements – See Index to the Consolidated Financial Statements appearing on page 47.

(2)   Financial Statement Schedules – None.

(3)   Exhibits – The exhibits listed on the accompanying Exhibit Index are furnished, filed or incorporated by reference as part of this report.

ITEM 16. FORM 10–K SUMMARY

None.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Sixth Amended and Restated Certificate of Incorporation of Freshpet, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on October 4, 2022)
3.2	Amended and Restated Bylaws of Freshpet, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on October 4, 2022)
4.1*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
10.1	Sixth Amended and Restated Loan and Security Agreement Amendment, dated February 19, 2021, by and among the Company and City National Bank, a national banking association, as the arranger and administrative agent, and the lenders thereto (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on February 19, 2021)
10.2+	Freshpet, Inc. Second Amended and Restated 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed with the SEC on October 7, 2020)
10.3+	Amendment to Freshpet, Inc. Second Amended and Restated 2014 Omnibus Incentive Plan (incorporated by reference to the Company's Annual Report on Form 10-K filed on February 22, 2021)
10.4+	Professor Connor's, Inc. 2010 Stock Option Plan (incorporated by reference to the Company's Registration on Form S-8 filed on December 12, 2014)
10.5+	Professor Connor's, Inc. 2006 Stock Plan (incorporated by reference to the Company's Registration on Form S-8 filed on December 12, 2014)
10.6+	Form of Restricted Stock Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on October 27, 2014)
10.7+	Form of Restricted Stock Unit Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on October 27, 2014)
10.8+	Form of Incentive Stock Option Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on October 27, 2014)
10.9+	Form of Nonqualified Stock Option Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on October 27, 2014)
10.10+	Form of Stock Appreciation Rights Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on October 27, 2014)
10.11*+	Summary of Non-Employee Director Compensation Arrangements
10.12+	Employment Agreement, dated as of July 27, 2016, by and between Freshpet, Inc. and William B. Cyr (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 8, 2016)
10.13+	Form of Employment Agreement between Scott Morris and Freshpet, Inc. (incorporated by reference to Amendment No. 3 to the Company's Registration Statement on Form S-1 filed on November 4, 2014)
10.14+	Offer Letter Agreement, dated as of December 16, 2019, by and between Freshpet, Inc. and Heather Pomerantz (incorporated by reference to the Company's Annual Report on Form 10-K filed on February 22, 2021)
10.15+	Separation Agreement and General Release of Claims, dated October 13, 2022, by and among the Company and Heather Pomerantz (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 19, 2022)
10.16	First Amendment to Sixth Amended and Restated Loan and Security Agreement, dated April 29, 2022, by and among the Company and City National Bank, as the arranger and administrative agent, and the lenders thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 2, 2022)
10.17+	Employment Agreement, dated October 27, 2022, by and among the Company and Todd Cunfer (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2022)
10.18+	Employment Agreement, dated as of July 6, 2015, by and between Freshpet, Inc. and Stephen Weise (incorporated by reference to Exhibit 10.18 to the Company's 10-K, Amendment No. 1, filed on April 30, 2019)
10.19+	Form of Employment Agreement between Cathal Walsh and Freshpet, Inc. (incorporated by reference to Amendment No. 3 to the Company's Registration Statement on Form S-1 filed on November 4, 2014)

Exhibit No.	Description
10.20+	Nonqualified Stock Option Inducement Award Agreement by and between Freshpet, Inc. and William B. Cyr, dated September 6, 2016 (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed with the SEC on October 7, 2020)
10.21+	Nonqualified Stock Option Inducement Award Agreement by and between Freshpet, Inc. and Heather Pomerantz, dated January 12, 2020 (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed with the SEC on October 7, 2020)
10.22	Form of Indemnification Agreement between Freshpet, Inc. and each of its directors and executive officers (incorporated by reference to Amendment No. 3 to the Company's Registration Statement on Form S-1 filed on November 4, 2014)
21.1*	List of Subsidiaries
23.1*	Consent of KPMG LLP
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Schema Documents
101.CAL*	Inline XBRL Calculation Linkbase Document
101.LAB*	Inline XBRL Labels Linkbase Document
101.PRE*	Inline XBRL Presentation Linkbase Document
101.DEF*	Inline XBRL Definition Linkbase Document
EX-104	Inline XBRL Formatted Cover Page (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith.

**Furnished herewith.

+ Indicates a management contract or compensatory plan or agreement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 28, 2023.

FRESHPET, INC.

By: /s/ Todd Cunfer
Name: Todd Cunfer
Title: Chief Financial Officer

* * * *
Power of Attorney

Each person whose signature appears below constitutes and appoints Todd Cunfer as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 28, 2023.

Signature	Title
/s/ William B. Cyr William B. Cyr	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Todd Cunfer Todd Cunfer	Chief Financial Officer (Principal Accounting and Financial Officer)
/s/ Charles A. Norris Charles A. Norris	Director
/s/ J. David Basto J. David Basto	Director
/s/ Daryl G. Brewster Daryl G. Brewster	Director
/s/ Lawrence S. Coben Lawrence S. Coben	Director
/s/ Walter N. George III Walter N. George III	Director

Signature	Title
/s/ Craig D. Steeneck Craig D. Steeneck	Director
/s/ Leta D. Priest Leta D. Priest	Director
/s/ Jacki S. Kelley Jacki S. Kelley	Director
/s/ Olu Beck Olu Beck	Director

Exhibit 31.1

CERTIFICATIONS

I, William B. Cyr, certify that:

1. I have reviewed this Annual Report on Form 10-K of Freshpet, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023

/s/ William B. Cyr
William B. Cyr
Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Todd Cunfer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Freshpet, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023

/s/ Todd Cunfer
Todd Cunfer
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. § 1350,
AS ADOPTED PURSUANT TO § 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the Annual Report on Form 10-K of Freshpet, Inc., a Delaware corporation (the "Company"), for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: February 28, 2023

/s/ William B. Cyr
William B. Cyr
Chief Executive Officer

/s/ Todd Cunfer
Todd Cunfer
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
Amendment No. 1

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission File Number 001-36729



Freshpet, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**20-1884894**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**
400 Plaza Drive, 1st Floor	
Secaucus, New Jersey	**07094**
(Address of Principal Executive Offices)	**(Zip Code)**

(201) 520-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, $0.001 par value per share	FRPT	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-Accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The NASDAQ Stock Market on June 30, 2022, was approximately $2.4 billion.

The number of shares of Registrant's Common Stock outstanding as of April 24, 2023 was 48,111,646.

Documents Incorporated by Reference

None.

EXPLANATORY NOTE

Freshpet, Inc. ("Freshpet," the "Company," "we," "our" or "us") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment") to amend the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, originally filed with the Securities and Exchange Commission (the "SEC") on February 28, 2023 (the "2022 10-K"), to include the information required by Items 10 through 14 of Part III of Form 10-K. This information was previously omitted from the 2022 10-K in reliance on General Instruction G(3) to Form 10-K, which permits the information in the above referenced items to be incorporated in the Form 10-K by reference from the Company's definitive proxy statement if such statement is filed no later than 120 days after the Company's fiscal year-end. We are filing this Amendment to provide the information required in Part III of Form 10-K because a definitive proxy statement containing such information will not be filed by the Company within 120 days after the end of the fiscal year covered by the 2022 10-K.

This Amendment amends and restates in their entirety Items 10, 11, 12, 13 and 14 of Part III of the 2022 10-K and the exhibit index set forth in Part IV of the 2022 10-K and includes certain exhibits as noted thereon. The cover page of the 2022 10-K is also amended to delete the reference to the incorporation by reference of the Company's definitive proxy statement.

Except as described above, no other changes have been made to the 2022 10-K, and this Amendment does not modify, amend or update in any way any of the financial or other information contained in the 2022 10-K. This Amendment does not reflect events occurring after the date of the filing of our 2022 10-K. Accordingly, this Amendment should be read in conjunction with our 2022 10-K and with our filings with the SEC subsequent to the filing of our 2022 10-K.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Form 10-K/A also contains certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which are attached hereto. Because no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted. Terms used but not defined herein are as defined in our 2022 10-K.

Freshpet, Inc.
Amendment No. 1 on Form 10-K/A

TABLE OF CONTENTS

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Set forth below is the name, age (as of April 24, 2023), position and background (which includes a description of the relevant business experience of each of our executive officers and directors:

Name	Age	Position(s)
Charles A. Norris	76	Chairman of the Board of Directors and Director
William B. Cyr	60	Director and Chief Executive Officer
J. David Basto	50	Director
Olu Beck	56	Director
Daryl G. Brewster	66	Director
Lawrence S. Coben	64	Director
Walter N. George III	66	Director
Jacki S. Kelley	56	Director
Leta D. Priest	63	Director
Craig D. Steeneck	65	Director
Scott Morris	54	President and Chief Operating Officer
Todd Cunfer	58	Chief Financial Officer
Stephen Macchiaverna	65	Executive Vice President, Secretary and Treasurer
Cathal Walsh	51	Senior Vice President, Managing Director of Europe
Thembeka "Thembi" Machaba	45	Senior Vice President, Human Resources
Ivan Garcia	38	Vice President, Controller

Background of Directors and Executive Officers

Chairman of the Board and Director—Charles A. Norris has been a member of our Board of Directors (the "Board") and Chairman of the Board since October 2006. Mr. Norris served as a member of the board of directors of Primo Water Corporation from 2016 to April 2020 and previously served as the Chairman of Glacier Water Services Inc. from 2001 to 2016. Mr. Norris was previously a member of the board of directors of Advanced Engineering Management and MP Holdco LLC, and was Chairman of the Board of Day Runner from September 2001 to November 2003, when it was sold. Mr. Norris is the retired President of McKesson Water Products Company, a bottled water company and division of McKesson Corporation, where he served as President from 1990 until he retired in October 2000. From 1981 through 1989, Mr. Norris served as President of Deer Park Spring Water Company, which was a division of Nestle USA, and then led an investor group that acquired the business in 1985 until it was sold to Clorox in 1987. Mr. Norris remained with Clorox through 1989 following their acquisition of Deer Park. From 1973 to 1985, Mr. Norris served in various operational executive positions with Nestlé in both Switzerland and the United States. Mr. Norris provides the Board of Directors with extensive corporate leadership experience as well as a deep understanding of our business.

Director and CEO—William B. Cyr has been a member of our Board of Directors and our Chief Executive Officer since September 2016. Before assuming his role at Freshpet, Mr. Cyr served as President and Chief Executive Officer of Sunny Delight Beverages Co. ("SDBC") from August 2004 to February 2016. Prior to joining SDBC, Mr. Cyr spent 19 years at Procter & Gamble, where he ultimately served as the Vice President and General Manager of the North American Juice Business and Global Nutritional Beverages. Mr. Cyr serves as a Board and Executive Committee Member of the Consumer Brands Association, a position he has held since 2002. Additionally, during his time as President and Chief Executive Officer of SDBC, Mr. Cyr was a member of the Board of Directors of American Beverage Association from 2007 until 2016 and on the Executive Committee from 2012 to 2016. Mr. Cyr holds an A.B. from Princeton University. Mr. Cyr provides the Board of Directors with knowledge of the daily affairs of the Company, expertise in the consumer products industry (including pet products and refrigerated foods), extensive experience in corporate leadership and high growth businesses, including mergers and acquisitions.

Director—J. David Basto has been a member of our Board of Directors since December 2010. Mr. Basto is a Partner and a Managing Director of The Carlyle Group, a diversified global investment firm, which he joined in 2015. Prior to joining The Carlyle Group, Mr. Basto was Founding Partner and Managing Director of Broad Sky Partners, from its formation in 2013 to 2015. Prior to co-founding Broad Sky Partners, Mr. Basto worked for MidOcean Partners from its inception in 2003 through 2013, most recently as Managing Director and co-head of MidOcean Partner's consumer sector investing team. Prior to MidOcean Partners, Mr. Basto worked for DB Capital Partners and its predecessor BT Capital Partners from 1998 through 2003. Previously, Mr. Basto held positions with Juno Partners and Tucker Anthony Inc. Mr. Basto provides the Board of Directors with extensive core business and leadership skill as well as expertise in analyzing financial issues and insights into the consumer sector.

Director—Olu Beck has been a member of our Board of Directors since October 2019. Since January 2013, Ms. Beck has been the Founder and Chief Executive Officer of The Beck Group NJ, a boutique strategic and management consulting firm. Ms. Beck also served as Chief Executive Officer and a member of the board of directors of Wholesome Sweeteners, Inc., a maker of consumer-packaged natural and organic sweeteners and snacks, from 2016 to 2018. Prior to that, Ms. Beck served as Head of Global & U.S. Marketing (Shopper) & Health and Wellness for Johnson and Johnson, Inc. from 2010 to 2012. Prior to Johnson and Johnson, Inc., Ms. Beck served in various executive leadership roles in Finance and Sales at Mars Incorporated from 1989 to 2009, including serving as Chief Financial Officer of Uncle Ben's Rice. Ms. Beck also serves on the board of directors of Hostess Brands, Inc., Denny's Corporation and Saputo Inc. (TSX: SAP) and is Chair of the Audit Committee of Hostess Brands, Inc. Ms. Beck has more than 25 years of experience in finance, portfolio business management and general management, including direct experience in transformational and strategic growth—both organically and through mergers and acquisition. Ms. Beck provides the Board of Directors with diversified, cross-functional and global experience, extensive management experience in the consumer packaged goods industry and insights into leading practices in executive compensation, corporate governance and audit.

Director—Daryl G. Brewster has been a member of our Board of Directors since January 2011. Since 2021, Mr. Brewster has served as the Chief Executive Officer of Transformational CPG Acquisition Corp., a newly organized blank check company focused on effecting a potential transaction in the consumer packaged goods industry. Since 2013, Mr. Brewster has served as the Chief Executive Officer of CECP, a coalition of chief executive officers from over 200 large cap companies focused on driving sustainable business and improving communication with strategic investors. Since 2008, Mr. Brewster has also been the founder and chief executive officer of Brookside Management, LLC, a boutique consulting firm that provides C-level consulting and support to consumer companies and service providers to the industry. Mr. Brewster serves as an Operating Advisor to The Carlyle Group and previously served as a Management Advisor to MidOcean Partners. Mr. Brewster served as the Chief Executive Officer of Krispy Kreme Doughnuts, Inc. from March 2006 through January 2008. From 1996 to 2006, Mr. Brewster was a senior executive at Nabisco, Inc. and Kraft, Inc. (which acquired Nabisco in 2000), where he served in numerous senior executive roles, most recently as Group Vice President and President, Snacks, Biscuits and Cereal. Before joining Nabisco, Mr. Brewster served as Managing Director, Campbell's Grocery Products Ltd.—UK, Vice-President, Campbell's Global Strategy, and Business Director, Campbell's U.S. Soup. Mr. Brewster serves on the boards of several middle-market growth companies, and previously served on the board of E*Trade Financial Services, Inc. Mr. Brewster provides the Board of Directors with experience in corporate leadership, public company operations, and an understanding of the pet and consumer packaged goods industries.

Director—Lawrence S. Coben, Ph.D. has been a member of our Board of Directors since November 2014. Dr. Coben has served as Chairman of the Board of NRG Energy, an integrated power and energy company, since February 2017 and has been a director of NRG since December 2003. Dr. Coben was Chairman and Chief Executive Officer of Tremisis Energy Corporation LLC from 2003 to December 2017. Dr. Coben was Chairman and Chief Executive Officer of Tremisis Energy Acquisition Corporation II, a publicly held company, from July 2007 through March 2009 and of Tremisis Energy Acquisition Corporation from February 2004 to May 2006. From January 2001 to January 2004, Dr. Coben was a Senior Principal of Sunrise Capital Partners L.P., a private equity firm. From 1997 to January 2001, Dr. Coben was an independent consultant. From 1994 to 1996, Dr. Coben was Chief Executive Officer of Bolivian Power Company. Dr. Coben served on the advisory board of Morgan Stanley Infrastructure II, L.P. from September 2014 through December 2016. Dr. Coben is also Executive Director of the Escala Initiative (formerly the Sustainable Preservation Initiative) and a Consulting Scholar at the University of Pennsylvania Museum of Archaeology and Anthropology. Dr. Coben provides the Board of Directors with significant managerial, strategic, and financial expertise, particularly as it relates to company financings, transactions and development initiatives.

    Director—Walter N. George III has been a member of our Board of Directors since November 2014. Mr. George is the President of G3 Consulting, LLC, a boutique advisory firm specializing in value creation in small and mid-market consumer products companies, a company he founded in 2013. Mr. George served as President of the American Italian Pasta Company and Corporate Vice President of Ralcorp Holdings from 2010 until its sale to Conagra Foods in 2013. Mr. George served as Chief Operating Officer at American Italian Pasta Company from 2008 to 2010. From 2001 to 2008, Mr. George served in other executive roles with American Italian Pasta Company, including Senior Vice President—Supply Chain and Logistics and Executive Vice President—Operations and Supply Chain. From 1988 through 2001, Mr. George held a number of senior operating positions with Hill's Pet Nutrition, a subsidiary of Colgate Palmolive Company, most recently as Vice President of Supply Chain. Mr. George serves on the board of Old World Spices and Seasonings, Inc. Mr. George is non-executive chairman of the board of Indigo Wild, LLC. Mr. George provides the Board of Directors with operations expertise, consumer products and pet food industry expertise and public company experience.

    Director—Jacki S. Kelley has been a member of our Board of Directors since February 2019. Ms. Kelley has over 25 years of executive and senior leadership experience in the media and digital industries. Ms. Kelley currently serves as CEO/Americas at Dentsu, Inc., a role she has held since January 2020. Prior to her current role, Ms. Kelley spent five years at Bloomberg, first joining as Chief Operating Officer of Bloomberg Media in 2014 and then moving to Bloomberg LP in 2017 after being appointed Deputy Chief Operating Officer. Before joining Bloomberg, Ms. Kelley was the CEO, North America, and President of Global Clients for IPG Mediabrands as well as Global CEO, Universal McCann. Ms. Kelley was also a Vice President, Worldwide Strategy & Solutions, at Yahoo! and worked with USA Today for 18 years, leaving the company as a Senior Vice President. Ms. Kelley also serves on the board of directors of Comic Relief USA and is an Executive Board member of the Ad Council. Ms. Kelley provides the Board of Directors with corporate leadership and extensive senior management experience in media and marketing.

    Director—Leta D. Priest has been a member of our Board of Directors since September 2018. Ms. Priest has over 30 years of executive and senior leadership experience in the retail and consumer packaged goods industries. Ms. Priest was a key leader in food for Walmart from May 2003 to November 2015 during Walmart's expansion of grocery, including serving as Senior Vice President and General Merchandising Manager, Fresh Food from 2009 to 2015. Ms. Priest also served as Senior Vice President, General Merchandising Manager in other key areas of food for Walmart from January 2007 through 2015. Ms. Priest began her career with Walmart as Vice President of Food Development. Ms. Priest joined Walmart from Safeway, where she served as Vice President Corporate Brands, North America from January 1998 to April 2003. Prior to her time at Safeway, Ms. Priest had 11 years of consumer products experience in senior leadership roles across brand management and product development with The Torbitt & Castleman Company and Dole Food Company. Ms. Priest serves as a director on the following private company boards: Gehl Foods since November 2019 and Milo's Tea Company since April 2018. Ms. Priest provides the Board of Directors with corporate leadership, public company experience and extensive senior management experience in the retail and consumer packaged goods industries.

    Director—Craig D. Steeneck has been a member of our Board of Directors since November 2014. Mr. Steeneck served as the Executive Vice President and Chief Financial Officer of Pinnacle Foods Inc., a packaged foods company, from July 2007 to January 2019, where he oversaw the company's financial operations, treasury, tax, investor relations, corporate development and information technology and was an integral part of the integration team for several of its acquisitions. From June 2005 to July 2007, Mr. Steeneck served as Executive Vice President, Supply Chain Finance and IT of Pinnacle Foods, helping to redesign the supply chain to generate savings and improved financial performance. Pinnacle Foods was acquired by Conagra Brands in October 2018. From April 2003 to June 2005, Mr. Steeneck served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Cendant Timeshare Resort Group (now Wyndham Hotels and Resorts, Inc.), playing key roles in wide-scale organization of internal processes and staff management. From March 2001 to April 2003, Mr. Steeneck served as Executive Vice President and Chief Financial Officer of Resorts Condominiums International (now Wyndham Hotels and Resorts, Inc.). From October 1999 to February 2001, Mr. Steeneck was the Chief Financial Officer of International Home Foods Inc. which was acquired by ConAgra Brands in 2000. Mr. Steeneck has served as a board member and as a member of the Audit Committee of Hostess Brands, Inc. since November 2016, and as lead independent director from January 2019 to December 2019. Mr. Steeneck also previously served as Chairman of the Hostess Brands, Inc. Audit Committee from November 2016 to June 2022. Mr. Steeneck has served as a board member of Utz Brands, Inc. (formerly Collier Creek Holdings) since November 2018, where he is Chairman of the Audit Committee and member of the Compensation Committee. Mr. Steeneck served on the Board of Directors of Kind, Inc. from May 2019 to July 2020. Mr. Steeneck provides the Board of Directors with extensive management experience in the consumer-packaged goods industry as well as accounting and financial expertise. Mr. Steeneck also has extensive M&A and capital markets experience.

President, Chief Operating Officer & Co-Founder—**Scott Morris** is a co-founder of Freshpet and has served as our Chief Operating Officer since July 2015 and President since March 2016. Mr. Morris served as our Chief Marketing Officer from January 2014 to July 2015 and Senior Vice President of Sales and Marketing from 2010 to 2013. Mr. Morris is involved in all aspects of Company development and day-to-day operations. Prior to joining Freshpet, Mr. Morris was Vice President of Marketing at The Meow Mix Company from 2002 to 2006. Previously, Mr. Morris worked at Ralston Purina from 1990 to 2002, holding various leadership positions in Sales and Marketing, most recently Pet Food Group Director. Mr. Morris also works as an advisor and investor in several small startup consumer packaged goods companies with strong social missions and a focus to improve food and the world. Additionally, in 2020, Mr. Morris co-founded Hive Brands, an eco-friendly e-commerce retail platform for sustainable food and household goods.

Chief Financial Officer— **Todd Cunfer** has served as Chief Financial Officer since December 2022. Prior to that time, Mr. Cunfer served as the Chief Financial Officer of The Simply Good Foods Company (NASDAQ: SMPL), a nutritional snack foods company, from August 2017 to October 2022, where he also served as Vice President of Finance from July 2017 until October 2022. Prior to joining that company, Mr. Cunfer previously worked for The Hershey Company (NYSE: HSY) for more than 20 years, where his experience encompassed financial planning and analysis, capital structure, supply chain management, strategic operations and mergers and acquisitions. At The Hershey Company, Mr. Cunfer served in a variety of senior executive finance roles, including as Vice President, Finance for the International business from March 2017 until July 2017, Vice President, Global Supply Chain Finance from February 2015 to March 2017, Vice President, North America Finance from February 2013 to February 2015, and Vice President, U.S. Finance from December 2010 to February 2013

EVP, Secretary & Treasurer—**Stephen Macchiaverna** has served as Executive Vice President, Secretary and Treasurer since September 2020. Prior to that time, Mr. Macchiaverna served as Senior Vice President, Controller & Secretary, from October 2006. Prior to joining Freshpet, Mr. Macchiaverna was the Controller for The Meow Mix Company from its inception in 2002 through its sale and transition to Del Monte Foods in 2006. From 1999 to 2001, Mr. Macchiaverna was the Vice President of Finance and Treasurer of Virgin Drinks USA, Inc. Mr. Macchiaverna began his consumer-packaged goods career with First Brands Corporation, where he worked from 1986 to 1999, most recently as Divisional Controller for all domestic subsidiaries. Mr. Macchiaverna has over 30 years' experience in consumer-packaged goods financial management.

Co-Founder, Managing Director of Europe—**Cathal Walsh** is a co-founder of Freshpet and has served as Managing Director of Europe, previously titled Senior Vice President of Cooler Operations, since January 2011 and previously served as our Chief Operating Officer from October 2006 to January 2011. Prior to founding Freshpet, Mr. Walsh was Zone Marketing Manager at Nestlé Worldwide from 2000 to 2005 and was Marketing Manager at Nestlé Pet Care from 1996 to 2000. Mr. Walsh has over 25 years' experience in packaged goods marketing, sales and management, including in international food markets.

SVP, Human Resources—**Thembeka "Thembi" Machaba** joined Freshpet in August of 2020, as SVP of Human Resources. Ms. Machaba has over 20 years' experience in the Manufacturing, Food & Beverage industries. Prior to joining Freshpet, Ms. Machaba was a Vice President of Global Human Resources and Organization Development at Molson Coors, a multinational beverage brewing company, from January 2019 to August 2020 and Senior Director of Global Human Resources from October 2016 to December 2018. Ms. Machaba held various roles within Human Resources at MillerCoors, the North American Business unit of Molson Coors from August 2012 to October 2016. Prior to moving to the United States, Ms. Machaba served in a number of senior Human Resource roles in SABMiller, a global brewing company in South Africa beginning in 2003 to 2011. Prior to joining SABMiller, Ms. Machaba worked in a training role at AFROX, a chemical manufacturing company in South Africa. Prior to that Ms. Machaba worked at Unilever SA in various Human Resources roles.

VP of Finance, Controller—**Ivan Garcia** has served as Vice President of Finance since April 2017 and Controller since September 2020, having previously served as Director of Financial Reporting and Budgeting from June 2015 to March 2017 and Manager of Financial Reporting from February 2014 to May 2015. Prior to joining Freshpet, Mr. Garcia held progressive roles at KPMG LLP ("KPMG"), including Manager of Audit, from September 2007 to January 2014, where he served both public and private clients mainly in the consumer and industrial market segments.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Corporate Governance and Board Structure

Our Board of Directors consists of 10 members and is divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The authorized number of directors may be changed by resolution of the Board of Directors. Vacancies on the Board of Directors can be filled by resolution of the Board of Directors. Mr. Norris serves as the Chairman of our Board of Directors. We believe that each of the members of our Board of Directors except Mr. Cyr is independent consistent with Nasdaq rules. Mr. Brewster and Ms. Kelley are the Class I directors, and their terms will expire in 2024. Mr. Basto, Mr. George, Mr. Steeneck and Dr. Coben are the Class II directors, and their terms will expire in 2025. Mr. Norris, Ms. Priest, Ms. Beck and Mr. Cyr are the Class III directors, and their terms will expire in 2023. The current division of our Board of Directors into three classes with staggered terms may delay or prevent a change of our management or a change in control. Following stockholder approval at our 2021 annual meeting of stockholders, we amended our Certificate of Incorporation to provide that our Board of Directors be fully declassified by our 2025 annual meeting of stockholders, with each director to be elected on an annual basis thereafter. See "—Commitment to Good Corporate Governance" for additional information.

Our Board of Directors met twelve times during 2022. Under the Company's Corporate Governance Guidelines, adopted effective as of December 21, 2021, Board members are expected to attend all meetings of the Board and committees on which they serve. Each director serving on the Board in 2022 attended at least 75% of the total meetings of the Board and of committees on which he or she served during the time he or she was on the Board in 2022. All of the members of our Board of Directors serving at the time attended our 2022 annual meeting of stockholders. Our Corporate Governance Guidelines are available on our corporate website at *www.freshpet.com*. Our website is not part of this annual report.

Board Committees

Our Board of Directors has three standing committees: an Audit Committee; a Nominating, Governance and Sustainability Committee; and a Compensation Committee. Each of the committees reports to the Board of Directors as they deem appropriate, and as the Board of Directors may request. The composition, duties and responsibilities of these committees are set forth below. Pursuant to our Amended and Restated Bylaws (our "Bylaws"), our Board of Directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Audit Committee is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit and the audit fee; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm, including taking into consideration whether the independent auditor's provision of any non-audit services to us is compatible with maintaining the independent auditor's independence; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; (8) reviewing and approving related person transactions; (9) annually reviewing the Audit Committee charter and the committee's performance; and (10) handling such other matters that are specifically delegated to the Audit Committee by our Board of Directors from time to time.

Our Audit Committee consists of Mr. Steeneck (chair), Mr. Basto and Ms. Beck. Our Board of Directors has affirmatively determined that Mr. Steeneck, Mr. Basto and Ms. Beck meet the definition of "independent directors" for purposes of serving on an Audit Committee under applicable SEC and Nasdaq rules. In addition, Mr. Steeneck qualifies as our "audit committee financial expert," as such term is defined in Item 407 of Regulation S-K. The Audit Committee met four times during 2022.

Our Board of Directors has adopted a written charter for the Audit Committee, which is available on our corporate website at *www.freshpet.com*. Our website is not part of this report.

Nominating, Governance and Sustainability Committee

The Nominating, Governance and Sustainability Committee is responsible for developing and recommending to the Board of Directors criteria for identifying and evaluating candidates for directorships and making recommendations to the Board of Directors regarding candidates for election or re-election to the Board of Directors at each annual meeting of stockholders. In addition, the Nominating, Governance and Sustainability Committee is responsible for overseeing our Corporate Governance Guidelines and reporting and making recommendations to the Board of Directors concerning corporate governance matters. The Nominating, Governance and Sustainability Committee is also responsible for regularly reviewing and making recommendations to the Board of Directors concerning the structure, composition and function of the Board of Directors and its committees.

In considering director nominees, the Nominating, Governance and Sustainability Committee considers a number of factors, including:

- the independence, judgment, strength of character, reputation in the business community, ethics and integrity of the individual;
- the business or other relevant experience, skills and knowledge that the individual may have that will enable him or her to provide effective oversight of the Company's business;
- the fit of the individual's skill set and personality with those of the other Board members so as to build a Board that works together effectively and constructively; and
- the individual's ability to devote sufficient time to carry out his or her responsibilities as a director in light of his or her occupation, any other employment, and the number of boards of directors of other public companies on which he or she serves.

When formulating its Board membership recommendations, the Nominating, Governance and Sustainability Committee considers advice and recommendations from stockholders, management and others as it deems appropriate, including a leadership search firm, Spencer Stuart, which was retained by the Nominating, Governance and Sustainability Committee on November 23, 2022 to assist in identifying and evaluating potential candidates. Although we do not have a formal policy regarding Board diversity, when evaluating candidates for nomination as a director, the Nominating, Governance and Sustainability Committee does consider diversity in its many forms, including among others, experience, skills, ethnicity, race and gender. We believe a diverse Board, as so defined, provides for different points of view and robust debate and enhances the effectiveness of the Board. Upon identifying a potential candidate for the Board, members of the Nominating, Governance and Sustainability Committee will interview the candidate, and based upon that interview, reference checks and committee discussions, make a recommendation regarding such candidate to the full Board.

Our Nominating, Governance and Sustainability Committee consists of Mr. George (Chair), Dr. Coben and Ms. Kelley. Our Board of Directors has affirmatively determined that Mr. George, Dr. Coben and Ms. Kelley meet the definition of "independent directors" for purposes of serving on a Nominating, Governance and Sustainability Committee under applicable SEC and Nasdaq rules. Our Nominating, Governance and Sustainability Committee met three times during 2022.

Our Board of Directors has adopted a written charter for the Nominating, Governance and Sustainability Committee, which is available on our corporate website at *www.freshpet.com*. The information contained on our website does not constitute a part of this report.

Compensation Committee

The Compensation Committee is responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans. The Compensation Committee may delegate its responsibilities to a subcommittee formed by the Compensation Committee. The Compensation Committee, in its sole discretion, may also engage legal, accounting, or other consultants or experts, including compensation consultants, to provide advice and assist in carrying out its responsibilities.

Our Compensation Committee consists of Mr. Brewster (Chair), Ms. Priest and Ms. Beck. Our Board of Directors has affirmatively determined that Mr. Brewster, Ms. Priest and Ms. Beck meet the definition of "independent directors" for purposes of serving on a Compensation Committee under applicable SEC and Nasdaq rules. Our Compensation Committee met five times during 2022.

Our Board of Directors has adopted a written charter for the Compensation Committee, which is available on our corporate website at *www.freshpet.com*. The information contained on our website does not constitute a part of this report.

<p align="center">**Risk Oversight**</p>

Our Board of Directors is responsible for overseeing our risk management process. The Board of Directors focuses on our general risk management strategy and the most significant risks facing us and ensures that appropriate risk mitigation strategies are implemented by management. The Board of Directors is also apprised of risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Our Board of Directors does not have a standing risk management committee, but rather administers this oversight function directly through our Board of Directors as a whole, as well as through various standing committees of our Board of Directors that address risks inherent in their respective areas of oversight. In particular, our Board of Directors is responsible for monitoring and assessing strategic risk exposure, our Audit Committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures and our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage unnecessary risk-taking. In addition, our Audit Committee oversees the performance of our internal audit function and considers and approves or disapproves any related-party transactions. Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

We believe good governance at all levels is necessary to drive corporate responsibility, and that our corporate governance is more effective when we consider environmental and social issues as a part of corporate strategy, key risks, and our operations. As a part of this endeavor, the Board oversees the management team fulfilling responsibilities relating to sustainability and corporate social responsibility, particularly those that may affect the stakeholders and stockholders of our Company, and the communities in which we operate. Our Board and its committees play a critical role in oversight of our corporate culture and hold management accountable for its maintenance of high ethical standards, governance practices and compliance programs to protect our business, employees and reputation.

<p align="center">**Leadership Structure of the Board of Directors**</p>

The positions of Chairman of the Board and Chief Executive Officer are presently separated. We believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the Board of Directors in its fundamental role of providing advice to and independent oversight of management. Our Board of Directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman. While our Bylaws and Corporate Governance Guidelines do not require that our Chairman and Chief Executive Officer positions be separate, our Board of Directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is, or has ever been, an executive officer or employee of the Company, nor did they have any relationships requiring disclosure by the Company under Item 404 of Regulation S-K. During 2022, none of our executive officers served as a director or as a member of a compensation committee (or other committee serving an equivalent function) of any other entity that has an executive officer serving as a director on our Board, or as a member of the Compensation Committee.

Commitment to Good Corporate Governance

Business Transformation: 2006 to 2020

Freshpet was founded in 2006 with a single-minded mission to do right by pets, people and the planet, every step of the way from farm to fridge. In 2010, we welcomed a private equity investor who believed in our mission and the power of our platform, and subsequently went public in 2014. In addition to onboarding new directors with financial and industry expertise that we needed as a public company, we welcomed our current CEO, William B. Cyr, in 2016 to support the Board's ambition to rapidly and strategically scale the business. In 2019, our Board added three female directors, who brought deep expertise in retail, digital optimization and strategy to support our 2020 long-term plan.

The following graphic helps illustrate our history, progress and plans for the future.


2006
Freshpet founded
2010
Welcomed a private equity investor
2014
Went public and onboarded new directors
2016
William B. Cyr joined as CEO
2019
Added three women directors to Board
2020
Eliminated supermajority voting rights
Director resignation policy adopted
2021
Majority voting in uncontested elections
Director retirement policy
Vote to declassify board
2022
Independent Chair
Separate CEO & Chair
No poison pill
2022
Shareholder right to call special meeting
Proxy access
2023
Partially declassified board
2025
Fully declassified board

Freshpet's Commitment to Good Corporate Governance: 2020 to 2025 Roadmap

Since our 2014 IPO, Freshpet's market cap has grown from around $300 million to approximately $3.2 billion (as of April 26, 2023). As a young public company in pursuit of sizable long-term goals to disrupt the pet food industry, our IPO-related governance provisions provided protection from market volatility and helped ensure business continuity and organizational stability while our Board and management pursued long-term strategic goals and stockholder value creation.

While these governance provisions were critical to our success as a young public company, our Board recognized that some of these protections provided by our governance structure should be gradually phased out as we reach maturity. Concurrent with setting Freshpet's strategic 2025 long-term plan, the Board during 2019 solicited valuable stockholder feedback to receive direct input as to how to best evolve Freshpet's corporate governance.

In response, the Board has implemented a number of corporate governance updates aimed at allowing our Board and management to still focus primarily on the creation of long-term value for our stockholders while also being responsive to our stockholders, employees and the communities in which we do business. Supporting that philosophy, we have adopted, many leading corporate governance practices over the past several years, including:

STOCKHOLDER RIGHTS	
Freshpet's Corporate Governance Practices	
Independent, Non-Executive Chairman	The positions of Chairman of the Board and Chief Executive Officer are presently separated. While our Bylaws and Corporate Governance Guidelines do not require that our Chairman and Chief Executive Officer positions be separate, we believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business and our Chairman of the Board to lead the Board of Directors in its fundamental role of providing advice to and independent oversight of management.
Board Independence	During 2022, all of our directors (other than our Chief Executive Officer) were independent, and each of our Board committees consisted entirely of independent directors.
Board Refreshment and Commitment to Diversity	In 2019, the Board appointed three new directors, all of whom are female. We believe that fresh perspectives and diversity, in its many forms, and the breadth of perspective that it brings, enhances the effectiveness of the Board.
Single Voting Class	All holders of Freshpet's common stock have the same voting rights (one vote per share of stock).
No Poison Pill	We have not adopted a stockholder rights plan, also known as a poison pill.
2020 Stockholder and Board Actions	
Eliminated Supermajority Voting Provisions from our Certificate of Incorporation	At our 2020 annual meeting of stockholders, our Board submitted a proposal to our stockholders to eliminate all of the supermajority voting provisions from the Company's Certificate of Incorporation, which our stockholders overwhelmingly approved.

STOCKHOLDER RIGHTS	
Director Resignation Policy	Our Board adopted a policy that any incumbent nominee for director who does not receive the affirmative vote of a majority of the votes cast in any uncontested election must promptly offer to resign. The Nominating, Governance and Sustainability Committee will make a recommendation on the offer and the Board will decide whether to accept or reject the offer.
2021 Stockholder and Board Actions	
Majority Voting Standard for Director Elections	Before the Company's 2021 annual meeting of stockholders, our Board amended our Bylaws to implement a majority voting standard for director elections in uncontested elections and a plurality voting standard in contested elections. Our previous Bylaws provided for a plurality voting standard.
Director Tenure Policy	Before the Company's 2021 annual meeting of stockholders, our Board adopted a director retirement policy that provides that non-employee directors will not be nominated for re-election to the Board after reaching age 75.
Declassification of the Board of Directors by 2025	In the Company's 2021 proxy statement, our Board submitted a proposal to be voted on by stockholders to fully declassify the Board by 2025, which our stockholders overwhelmingly approved. Our Certificate of Incorporation currently divides our Board into three classes, with one class being elected each year. Our Board will be fully declassified by the annual meeting to be held in 2025, with each director to be elected on an annual basis thereafter.
2022 Stockholder and Board Actions	
Proxy Access	In June 2022, the Board amended the Company's Bylaws to incorporate a provision that permits a stockholder, or a group of up to 20 stockholders, owning at least 3% of our outstanding common stock for three years, to nominate a certain percentage of the directors for the Company's Board.
Stockholder Right to Request the Company Call a Special Meeting	In the Company's 2022 proxy statement, our Board submitted a proposal to be voted on by stockholders to allow stockholders the ability to make a request to the Company to call special meetings, which our stockholders overwhelmingly approved.

Code of Ethics & Whistleblower Policy

We adopted a written General Code of Ethics ("General Code") which applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and controller. In addition, we adopted a written Code of Ethics for Executive Officers and Principal Accounting Personnel ("Code of Ethics") which applies to our principal executive officer, principal financial officer, controller and other designated members of our management. Copies of each code are available on our corporate website at *www.freshpet.com*. The information contained on our website does not constitute a part of this report. We will provide any person, without charge, upon request, a copy of our General Code or Code of Ethics. Such requests should be made in writing to the attention of our Corporate Secretary at the following address: Freshpet, Inc., 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094.

Freshpet has a zero-tolerance policy for bribery and corruption. The Board established a robust Whistleblower Policy to set optimal procedures with regard to reports of concerns made by employees and other parties, and to protect whistleblowers against harassment or retaliation. The Whistleblower line is monitored directly by our CEO and Senior Vice President of Human Resources and is reported to the Audit Committee quarterly.

Freshpet received four inquiries on the Whistleblower line in 2022 from callers based within our manufacturing Kitchens. The inquiries related to hourly employee shift concerns and were investigated internally or by an independent labor attorney. Remedial actions were taken to address the employee concerns and all inquiries have been closed.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who beneficially own more than 10 percent of the Company's common stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and changes in ownership of the Company's common stock. Based solely on its review of the copies of such reports received or written representations from certain Reporting Persons that no other reports were required, the Company believes that during its fiscal year ended December 31, 2022 all filing requirements applicable to the Reporting Persons were timely met except (i) Mr. Macchiaverna did not timely file Forms 4 in connection with tax withholdings of shares of common stock on March 12, 2022 and April 1, 2022, (ii) Mr. Walsh did not timely file a Form 4 in connection with a tax withholding of shares of common stock on March 12, 2022, and (iii) Mr. Garcia did not timely file Forms 4 in connection with tax withholdings of shares of common stock on March 12, 2022 and April 1, 2022 and receipt of a grant of restricted shares of common stock on March 14, 2022, in each case due to administrative oversight.

Commitment to Human Capital Management

At Freshpet, our vision is to create a happier, healthier world where pets, people and the planet thrive. Our purpose, combined with a focus on delivering on our commitments, allows us to offer a differentiated value proposition to our employees – a place where you can do good and do well at the same time. We know that our people are our enduring advantage and we are obsessed in our mission to ensure that all people who touch Freshpet are better in some way. We strive to be the place where people love to work and we encourage everyone to grow, have fun and deliver on our vision. Our overall people strategy is designed to attract, develop and retain the best qualified employees to meet our business goals on an ongoing basis and to execute our growth strategy. We do this through practices that promote inclusion, provide development opportunities for employees across the organization and provide competitive rewards and benefits. We also believe that having an engaged, diverse and committed workforce not only enhances our culture but also drives our business success.

As of December 31, 2022, Freshpet had employed 1004 team members, an increase of approximately 26% from one year earlier, based across our three locations of Bethlehem, Pennsylvania, Secaucus, New Jersey, and Ennis, Texas. In Europe, Freshpet has also employed seven employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

Our workforce consists of approximately 680 hourly production employees, 217 salaried and managerial employees in manufacturing and 114 salaried and managerial employees in other functions, such as Marketing, Finance, Sales, Consumer Care, and other support and distribution roles.

Employee Engagement

In 2022, Freshpet achieved an engagement score of 78% with a total participation rate of 66%. Our Net Promoter score was 8.0. While this represents a 0.3 point decline from our previous survey (2020), we believe that the positive score continues to demonstrate our employees' positive perception about the future of Freshpet and strong belief in our vision.

At Freshpet, our programs are designed to reward and support employees through competitive pay, creative incentive programs and generous benefits. We strive to ensure that our benefit offerings meet the evolving needs of our diverse workforce across all of our locations. In 2021, labor shortages driven by factors relating to the pandemic forced us to rethink our approach to attracting and retaining the right talent in the business. Freshpet rolled out a wage increase program that was closely tied to skills development and career progression. We wanted to ensure that our entry wages remained competitive, but also provided a clear path for career growth and progression. The program was designed to ensure that we build the right processing and packaging skills in our Freshpet Kitchens, while providing an accelerated path to higher wages and wealth creation through incremental stock grants. We believe that our approach to Human Capital management and work force planning has become a competitive advantage for the company, with clear improvements in the caliber of our new hires and the enhancements to our training which has resulted in reduced labor turnover, improvements in our safety standards, costs and quality. In 2022 the percentage of employees with tenure less than 6-months with the company decreased by 41% from the prior year; and retention of hourly employees with tenure greater that 1-year increased by 49%. This outstanding result has contributed significantly to the stability within the production workforce and impacted employee morale and productivity. In 2022 Freshpet also temporarily relocated and trained 114 hires from our Ennis Facility to our Pennsylvania plant, providing them with the opportunity to work on the production lines and learn how to make the products while Ennis was under construction. This has enabled the company to fast track the employee training and get them ready ahead of a traditional start-up schedule. All of these improvements have led to a stronger, highly skilled and engaged workforce.

To further strengthen the employer value proposition, Freshpet continues to evolve its benefits programs taking into consideration the changing needs of our employees.

Health and Safety

To promote a strong culture of safety and prioritize keeping a safe working environment, we employ comprehensive health, safety and environment management policies and standards throughout the organization. In addition, we strive to continuously improve our work processes, tools and metrics to reduce workplace injuries and enhance safety.

Since Freshpet's founding, safety has been ingrained in our culture. We have invested heavily in maintaining a safe and healthy workplace for our employees and take a proactive approach to ensuring that the work environment supports our "safety first" mission. The safety of our team members is a core value of our operation and will guide us to our goal of becoming a leader in team member safety. We continue to provide the services of bi-lingual on-site industrial athletic trainers who work with our team on health-related issues. This has become a popular and heavily utilized resource for our team for both work-related and non-work-related issues.

In late 2022, we committed to a new "Safety Excellence" program that will drive employee engagement in the safety improvement process. This program formally kicked off in January of 2023 and has already resulted in significant improvements as we have experienced the longest stretch without a lost-time injury since 2018 when we had significantly less team members.

The Freshpet team continues to monitor and evaluate injury rates, safety observations and near-misses, and takes proactive steps to ensure safety is paramount in all our planning. All of these efforts have led to a near **30% reduction** in total reported incidents between 2021 and 2022.

Diversity and Inclusion

We believe that a diverse workforce is critical to our success, and our goal is to create a culture where we provide equal and fair opportunities for all of our employees. Our values are reflected in our diverse workforce, and we believe that our competitive advantage lies in our diversity of thought, creativity in solving systemic problems and strengthening our partnerships with pet-caring organizations and the communities in which we live. All employees have access to opportunities that enable them to contribute and grow. Our focus on diversity helps us connect with our consumers, attract and develop employees who are eager to leverage multiple perspectives to solve complex challenges, and innovate to allow Freshpet to remain competitive.

Our staff across all of our Freshpet locations reflect a diverse mix of approximately 54% white, 32% Hispanic, 9% African American and 5% other ethnicities. Women represent 29% of our total employee population. At the Board level, of the nine non-executive members of the Board, three are women. One of the members of the Board is African American.

Employee Benefits

Freshpet offers a comprehensive collection of benefits designed to make Freshpet competitive within the talent pools from which it recruits. All Freshpet employees are eligible for the same benefits regardless of title. In order to incentivize and engage our workforce, Freshpet provides:

- Industry-leading compensation, including stock compensation for every employee (granted after 12-months of continuous employment for hourly employees)

- Multi-year equity grants to "One-of -a-Kind Talent" employees identified by the Board

- 401(k) matching for every employee

- Industry-leading healthcare offered equitably for every employee (including pet insurance)

- Competitive perquisites, including pet insurance, free healthy snack room and catered lunches (including ice cream Fridays)

- Paid Parental leave

- Tuition reimbursement

We also allow each employee to take home one package of Freshpet each day to feed their pet or the pet of someone close to them.

Recruitment and Talent Management

Freshpet aggressively recruits talent to fill our rapidly growing manufacturing operations. We have three full-time recruiters on staff who screen potential new hires and conduct their on-boarding training. We advertise on social media, billboards and radio and use a variety of job referral services to attract the skilled labor we require.

To fill the increasing managerial roles arising from Freshpet's growth, we also use third-party recruiters who are experts on what makes Freshpet unique and have a deep understanding of our culture and requirements. These recruiters have successfully helped us to fill a wide range of roles with a focus on increasing the diversity of our managerial ranks.

At the executive level, the Compensation Committee, together with the CEO and SVP of HR, regularly reviews senior management talent, including readiness to take on additional leadership roles and developmental opportunities needed to prepare leaders for greater responsibilities. Plans are focused on developing our mid-level next generation of talent into future leaders, and we have invested in their development and retention. We are committed to offering job specific training and general leadership development programs, as well as tuition reimbursement to all of our employees to promote continued professional growth.

ITEM 11. EXECUTIVE COMPENSATION


COMPENSATION DISCUSSION AND ANALYSIS (CD&A)


Introduction

This CD&A describes the material elements of compensation awarded to, earned by, or paid to each of our named executive officers (or NEOs). This CD&A also describes Freshpet's philosophy behind and objectives for executive compensation, as well as the manner in which the Company awards, and our NEOs earn, such compensation. Finally, this CD&A is intended to supplement the data presented in the 2022 Summary Compensation Table and other compensation tables that follow the CD&A.

The following table lists our NEOs for 2022, which is the group consisting of each individual who served as our Chief Executive Officer or Chief Financial Officer during 2022, and our three other most highly compensated executive officers who were serving as executive officers on December 31, 2022.

NAME	PRINCIPAL POSITION
William B. Cyr	Chief Executive Officer
Scott Morris	President and Chief Operating Officer
Todd Cunfer	Chief Financial Officer (Current - Joined 12/01/2022)
Thembeka Machaba	Senior Vice President, Human Resources
Cathal Walsh	Senior Vice President, Managing Director of Europe
Richard Kassar	*Interim Chief Financial Officer (9/8/2022 – 11/30/2022)*
Heather Pomerantz	*Chief Financial Officer (Departed: 9/07/2022)*

Leadership Changes

On September 7, 2022, Freshpet Chief Financial Officer **Heather Pomerantz's** employment ended with the company amicably. Ms. Pomerantz was provided with a severance package, including, amongst other items, 12 months of salary continuation as well as eligibility to continue health insurance under COBRA. See "2022 Summary Compensation Table" for additional disclosure on Ms. Pomerantz's severance arrangements.

On September 8, 2022, Freshpet Vice Chairman and former CFO **Richard Kassar** began serving as Interim Chief Financial Officer. Mr. Kassar served in this position until November 30, 2022, at which time Mr. Kassar resumed his role as Vice Chairman of the Company.

On December 1, 2022, Freshpet appointed **Todd Cunfer** as Chief Financial Officer, bringing with him over 25 years of experience in financial planning and analysis, capital structure, treasury, supply chain management, commercial operations and merger and acquisition activity in the consumer-packaged goods industry.

Freshpet also announced five additional leadership changes in 2022:
- **Jay Dahlgren** former Vice President of Operations at The J.M. Smucker Company joined as a consultant to Freshpet to support the ongoing focus on continuous improvement in the Operations and Supply Chain functions. In January of 2023, Jay Dahlgren was appointed as EVP Manufacturing & Supply Chain.
- VP of Manufacturing, **Ricardo Moreno** was appointed to the position of SVP of Manufacturing & Engineering to further strengthen our focus and coordination across the various operational departments as the company continues to grow and expand.
- **Michael Hieger,** SVP of Engineering, broadened his responsibilities to include all matters relating to capital expansion and Engineering resources.

- Freshpet further announced the addition of a Senior Vice President of Quality Assurance and Technology role, reporting directly to the CEO. This role will be responsible for delivering improvements to our systems so that we can consistently deliver the high-quality standards of our products.
- Finally, Freshpet also announced the appointment of **Dirk Martin** in November 2022, to the role of VP, Logistics & Customer Service, bringing with him over 20 years of experience in logistics and supply chain management including 15 years in food manufacturing.

All of these changes are designed to strengthen organizational capability and better position Freshpet to stay ahead of anticipated rapid growth.

Compensation Philosophy and Objectives

Our philosophy is to align our executive compensation with the interests of our stockholders by basing our fundamental compensation decisions on financial objectives that our Board believes have a significant impact on long-term stockholder value. An important goal of our executive compensation program is to support our ability to hire and retain talented and experienced executives who are motivated to achieve or exceed our short-term and long-term corporate goals. Our executive compensation program is designed to reinforce a strong pay-for-performance orientation and to serve the following purposes:

- to reward our NEOs for sustained financial and operating performance and strong leadership;
- to align our NEOs' interests with the interests of our stockholders; and
- to encourage our successful NEOs to remain with us for the long term.

Underpinning our compensation philosophy is the belief that Freshpet is a growth company with the potential to have a significant impact on the pet food industry. We believe that achieving that potential should result in value creation for our stockholders. Thus, we believe that management's incentives, our annual goals, and our longer-term goals set by the Compensation Committee of the Board (the "Compensation Committee") and the Board should be designed to reflect that growth orientation.

Compensation Strategy

The Compensation Committee has numerous tools at its disposal to help Freshpet accomplish its short- and long-term performance goals. The Committee generally chooses to utilize those tools as follows in its administration and oversight of our executive compensation program.

Relevant Peer Group

The Compensation Committee selects a peer group for compensation comparison purposes that includes a blend of comparably-sized companies in similar industries, including pet-related companies—our most likely sources of talent to support our growth. The Committee also adds to this peer group companies experiencing significant growth to help ensure that our compensation practices are competitive with and relevant to the circumstances found in growth-oriented companies.

The Company considers peer group data for overall compensation and for specific elements of compensation.
(See – "Compensation Discussion and Analysis – Peer Group").

Significant Portion of Compensation as Equity

We award a significant portion of executive compensation in the form of equity awards, as we believe this is an effective way to help management focus on our long-term goals while also aligning stockholder and management interests. A meaningful portion of our executive compensation consists of stock option awards, which have no value to the recipient unless our stock price rises following the date of the grant.

Long-Term Goal Setting

In 2020, the Company set new long-term goals and issued significant multi-year grants to the current leadership and the leading candidates to be the next generation of leadership within the Company. The 2020 program included aggressive growth goals, and the Company believes that delivery of those goals would generate significant long-term value creation for the Company and its investors. For the NEOs, the equity grants were 75% performance-based (with 50% of such performance-based options vesting based on achieving certain Adjusted EBITDA performance-based conditions and 50% vesting based on net sales performance-based conditions) and 25% time-based (with vesting occurring in annual installments over a four-year period of 20%, 40%, 60%, 100%) and replaced all annual grants for the next four years for those individuals. In light of the awards made in 2020, no additional equity grants were made in 2021 or 2022 to NEOs who participated in the 2020 multi-year grant program.

Encouraging Teamwork

We strongly believe that teamwork among our workforce is essential to help us achieve our long-term growth potential. Thus, all bonus-eligible employees—including our NEOs—are compensated using the same bonus formula. All employees earn the same percentage of his or her target award each year, assuming there are no outstanding, individual performance issues. We believe that this creates an "all-for-one and one-for-all" mentality within Freshpet that allows individual employees to make the right choices for the Company without regard to their impact on the achievement of less important functional or personal goals.

Incentivizing Sales Growth

We set what we believe to be aggressive net sales growth and profitability targets for management each year and our annual incentive plan formula places equal value on the achievement of those net sales growth targets versus profitability goals. We believe that this design incentivizes our management to drive sales growth in concert with profit growth.

2022 Say-on-Pay Vote

In its compensation review process, the Compensation Committee considers whether the Company's executive compensation program is aligned with the interests of the Company's stockholders. As part of its review of the Company's executive compensation program, the Compensation Committee considered the approval by approximately 96% of the votes cast for the Company's say-on-pay vote at our 2022 Annual Meeting of Stockholders. The Compensation Committee determined that the Company's executive compensation philosophies and objectives and compensation elements continued to be appropriate and did not make any changes to the Company's executive compensation program in response to the 2022 say-on-pay vote.

How Elements of Our Executive Compensation Program are Related to Each Other

The various components of our compensation program are related but distinct and are designed to emphasize "pay for performance," with a significant portion of total compensation at-risk, tied to our long-term and short-term financial and strategic goals. Our compensation philosophy is designed to foster entrepreneurship at all levels of the organization and is focused on employee value and retention by making long-term, equity-based incentive opportunities a substantial component of our executive compensation. The level for each compensation component is based in part, but not exclusively, on internal equity and consistency, experience, and responsibilities, and other relevant considerations such as rewarding extraordinary performance. The Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Independent Compensation Consultant

From 2019 through 2022, the Compensation Committee retained Korn Ferry ("KF") to advise on compensation practices for our executive officers, including each NEO. Specifically, KF was engaged to review our compensation peer group and our compensation structure for our executive officers, develop and recommend targets for our executive compensation program by analyzing the compensation structures of our peer group companies and market trends, and provide advice to the Compensation Committee on our executive compensation structure and program based on KF's analysis. KF was also engaged to separately review the compensation arrangements applicable to employees at the director level and above, and the non-employee, independent directors of the Board. In 2022, the Compensation Committee, in consultation with KF, decided to include an ESG goal for the Freshpet executive team which would further reinforce the organization's commitment to doing right by Pets, People and the Planet. The compensation committee approved the 2022 goal, which focused on "Employee Retention", as outlined below under Executive ESG Goal.

Peer Group

The Compensation Committee, in consultation with KF, considered several factors in selecting an industry-specific compensation peer group. Considerations generally included the following:

- revenue between 0.4 and 2.5 times Freshpet's revenue;

- companies in the food, beverage, and pet products industries;

- companies with similar location and geographical reach;

- companies with similar span, scope, and vertical integration;

- companies experiencing similar rates of growth;

- companies with similar operating complexity; and

- other publicly traded companies.

Based on the foregoing considerations, the Compensation Committee determined that our compensation peer group for 2022 would consist of the following entities:

Beyond Meat, Inc.	John B. Sanfilippo & Son, Inc.	PetIQ Inc.
Bridgford Foods Corporation	Landec Corporation	PetMed Express, Inc.
Farmer Bros. Co.	Medifast, Inc.	The Simply Good Foods Company
Hostess Brands, Inc.	Natural Alternatives International, Inc.	Tootsie Roll Industries, Inc.
Tattooed Chef, Inc	Nature's Sunshine Products, Inc.	Lancaster Colony Corporation
Central Garden & Pet Company	Yeti Holdings, Inc.	

In early 2022, a significant amount of research was conducted by Korn Ferry to identify additional companies that would be meaningful peers for Freshpet for the purposes of evaluating Freshpet's executive compensation program. Companies reviewed included food, consumer packaged goods, and retail in particular, as these are the closest aligned businesses to Freshpet. Four additional companies were added to the existing group:

Tattooed Chef, Inc., Central Garden & Pet Company, Yeti Holdings, Inc., and Lancaster Colony Corporation. With these additions, the total number of peer group benchmark companies is 17.

We target the total compensation amount for each of our NEOs (based on position) to be competitive with similarly situated executives within our compensation peer group (bearing in mind that we pay a significant portion of our compensation in the form of long-term, performance-based equity awards). We deliberately target a higher percentile within the benchmark peer group for strategically important roles. We believe that this targeting philosophy will help us to achieve an important goal of our executive compensation program, which is to hire and retain talented and experienced executives who are motivated to achieve or exceed our short-term and long-term goals. We also believe that this compensation structure will help us to achieve our objectives of aligning our NEOs' interests with the interests of our stockholders and encouraging our successful NEOs to remain with us for the long term.

Elements of Executive Compensation for 2022

We used three primary elements of compensation in our executive compensation program in 2022: base salary, annual incentive awards, and long-term equity compensation. Annual incentive awards and long-term equity compensation represent the performance-based elements of our compensation program. The performance goals tied to these compensation elements are flexible in application and can be tailored to meet our specific objectives. The amount of a specific individual's annual incentive award for a performance period is intended to reflect that individual's relative contribution to the Company in achieving or exceeding our annual goals, and the amount of an individual's long-term incentive compensation is intended to reflect the individual's expected contribution to the Company over longer performance periods.

Base Salary

We pay our NEOs a base salary based on the experience, skills, knowledge, and responsibilities required of each executive officer. We believe base salaries are an important element in our overall compensation program because base salaries provide a fixed element of compensation that reflects job responsibilities and value to us. None of our NEOs are currently party to any agreement or arrangement that provides for automatic or scheduled increases in base salary. Base salaries for our NEOs are determined by the Compensation Committee.

The following table sets forth each NEO's annual base salary rate for 2022:

Name	Annual Base Salary Rate
William B. Cyr	$ 620,000
Scott Morris	$ 510,000
Todd Cunfer (Current CFO: 12/1/2022)	$ 500,000
Thembeka Machaba	$ 340,000
Cathal Walsh	$ 312,500
Heather Pomerantz (Former CFO – 9/7/2022)	*$ 440,000*
Richard Kassar (Interim CFO – 11/30/2022)	*$ 320,000*

Annual Incentive Awards

The Board initially adopted our current annual incentive plan—in which our NEOs participate—in 2016. Awards under the plan, which are calculated as a percentage of base salary, are designed to motivate our employees to achieve our annual goals based on our strategic, financial, and operating performance objectives. For 2022, the annual target awards as a percentage of base salary were the following:

Name	2022 Annual Bonus Target (%)
William B. Cyr	95%
Scott Morris	60%
Todd Cunfer (Current CFO: 12/1/2022)	60%
Thembeka Machaba	40%
Cathal Walsh	40%
Heather Pomerantz (Former CFO – 9/7/2022)	*50%*
Richard Kassar (Interim CFO – 11/30/2022)	*50%*

In 2022, Freshpet executives (i.e. the Chief Executive Officer and certain top leaders reporting directly to the Chief Executive Officer) adopted an ESG goal as part of the annual incentive program, with a focus on employee retention, with 10% of their total annual incentive award committed to the achievement of this goal.

The operating goal components of our 2022 annual incentive program were based 45% on Adjusted EBITDA and 45% on net sales, with the remaining 10% based on ESG. For each performance metric, the Company then established performance targets and minimum performance thresholds, with a maximum payout of no more than 250% of target for any NEO. Performance above and below each performance metric target results in increases or decreases in the bonuses earned based on pre-determined factors that are based on the economic value added or lost by stockholders due to the over/under performance. To encourage teamwork, the Compensation Committee determines a single Company performance result as an aggregate percentage of the target Company performance metrics. The resulting percentage is then multiplied against each eligible employee's target bonus amount to determine annual incentive compensation.

	Weighting	Target ($ millions)		Minimum Threshold		Result ($ millions)	
Net Sales	45%	$	600	$	565	$	595.3
Adj. EBITDA before bonus accrual	45%	$	66	$	59.6	$	50.2

As noted above, our 2022 targets were as follows: $66 million of Adjusted EBITDA and $600 million of net sales. On a pre-bonus basis, and after adjusting to recognize a previously-reported change in the calculation of Adjusted EBITDA, the Company delivered as follows: $50.2 million of Adjusted EBITDA and $595.3 million of net sales. Adjusted EBITDA is not a financial measure prepared in accordance with U.S. generally accepted accounting principles (or GAAP). This metric is explained in more detail in the section "Non-GAAP Financial Measures" in "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations" in our annual report, where it is reconciled to the closest GAAP measure.

Executive ESG Goal

The Compensation Committee believes that employee retention is both consistent with the Company's social purpose of enriching the lives of our workforce (largely employees performing hourly labor) and an essential strategy necessary to support a fast-growing company. The ESG goal for 2022 was therefore focused on Employee Retention, with three specific measures:

1. Employee satisfaction – measured by the Employee Net Promoter Score, with a target of 8.3.
2. Manufacturing Labor Turnover – with a target of <35% for the year.
3. Most Critical Talent – measured by the percentage (target of 90%) of special equity award recipients who we have retained.

The combination of all three goals would result in the overall ESG bonus target of 10%. For 2022, the ESG goal achievement was 84% as shown in the table below.

Actions taken to achieve this goal inherently strengthen the communities in which we operate by enhancing the lives of our production work force and their families by increasing economic opportunity and enhancing skill development. Those actions include higher wages, long-term equity participation, skills training, and employee benefits that strengthen families (i.e., 18-week maternity leave and 12-week paternity leave, five weeks of vacation, tuition reimbursement). We believe that this program has contributed significantly to the improved performance of our production operations – particularly towards the end of 2022 and into 2023 – demonstrating the long-lasting impact of this goal and its sustainability.

The targets and resulting achievement for these three ESG measures were as follows:

ESG:	Weighting	Target	Minimum Threshold	Result
Employee Net Promoter Score		8.3	7.6	8.0
Manufacturing LTO	10%	≤35%	≤45%	25%
Retention of Key Talent	(approx. 1/3 each)	≥90%	≥80%	96%

For 2022, based on the foregoing operating and ESG goals, we paid annual incentive awards to each NEO as follows:

Name	Operational Goals		Executive ESG Goal	
	Amount of Award	% of Target Awarded	Amount of Award	% of Target Awarded
William B. Cyr	$ 233,244	44%	$ 49,476	84%
Scott Morris	$ 121,176	44%	$ 25,704	84%
Todd Cunfer *	$ 10,090	44%	$ 2,140	84%
Thembeka Machaba	$ 53,856	44%	$ 11,424	84%
Cathal Walsh	$ 49,500	44%	$ 10,500	84%
Heather Pomerantz**	$ 58,500	44%	$ 12,382	84%
Richard Kassar ***	$ 15,998	44%	$ 3,360	84%

Prorated for one month of employment in 2022
**Prorated for eight months of employment in 2022*
****Prorated for three months of employment in 2022*

Long-Term Equity Compensation

Although we do not have a formal policy covering the grant of equity compensation awards to our executive officers, we believe that equity compensation provides our executive officers with a strong link to our long-term performance, creates an ownership culture, and helps to align the interests of our executive officers and our stockholders. Further, we believe that stock option awards with time-based vesting features promote executive retention, as they incentivize our executive officers to remain employed with us for the applicable vesting period. Accordingly, the Compensation Committee (or alternatively, the Board) periodically reviews the equity compensation of our NEOs and from time to time may grant awards as it deems appropriate.

We grant equity awards under our 2014 Omnibus Incentive Plan (or "2014 Plan"), which allows for awards of tax-qualified incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, other stock-based awards, and other cash-based awards to our directors, officers, employees, consultants, and advisors. Each of our NEOs is eligible to participate in our 2014 Plan.

The Compensation Committee (or alternatively, the Board) determines the size and vesting terms of all awards made under our 2014 Plan and administers all other aspects of the plan. In 2022, the Compensation Committee took into account a number of factors when making awards under our 2014 Plan, including, among others, the eligible employee's expected contribution to the long-term success of the Company and information gathered by the Compensation Committee regarding compensation paid to similarly situated executives at companies in our compensation peer group, as well as the amounts of outstanding stock options that each NEO held at such time. In light of the stock options granted to our NEO's in 2020, as described below, no additional stock option grants were granted in 2022 to those NEOs who participated in the 2020 program.

In 2020, we granted certain officers stock options to purchase shares of our common stock under our 2014 Plan, 50% of which are scheduled to vest and become exercisable in equal installments on each of the first three anniversaries of the grant date and 50% of which are scheduled to vest and become exercisable annually according to the achievement of Adjusted EBITDA performance-based conditions (and in each case subject to the NEO's continued employment with us). Upon a termination by the Company other than for "cause" or by the NEO for "good reason", within two years following a "change in control" (as each is defined in the applicable award agreements), the time-vesting options will accelerate and vest.

In 2020, we also granted Mr. Walsh 59,932 stock options to purchase shares of our common stock under our 2014 Plan, 39,932 of which vest and become exercisable in equal installments on each of the first three anniversaries of the grant date and 20,000 of which are scheduled to vest and become exercisable following the achievement of certain annual net sales goals in the 2023 calendar year (and in each case subject to Mr. Walsh's continued employment with us).

In December 2020, we made multi-year grants of stock options under our 2014 Plan to certain officers. These grants were designed to align the most senior management of the Company with the long-term goals established by the Company in early 2020, and cover a four-year performance period ending December 31, 2024. The Committee will not make any additional grants to these individuals during this performance period, so none of these individuals received a grant in 2021 or 2022. For the NEOs, the grants are 75% performance-based and 25% time-based, with the performance targets set in excess of the long-term goals communicated to investors. For competitive reasons, we are not disclosing the specific goals and instead they will be disclosed upon the conclusion of the four-year performance period. Upon a termination by the Company other than for "cause" or by the NEO for "good reason" (each as defined in each applicable award agreements), within two years following a "change in control" (as defined in the applicable award agreements), the time-vesting options will accelerate and vest and the performance-vesting options will in accelerate and vest in part or in full based on actual Company performance through the change in control. Upon termination by the Company other than for "cause" not in connection with a "change in control", the performance-vesting options will accelerate on a prorated basis based on number of days employed during the performance period, based on actual Company performance through the end of the performance period.

In 2021, we granted Mr. Walsh equity awards of $149,977 in RSUs, which are scheduled to vest in three equal annual installments beginning March 12, 2022, with accelerated vesting in full upon termination due to death or "disability", "involuntary termination without cause" or "voluntary resignation with good reason" (each as defined in the award agreement).

In 2022, we granted Mr. Walsh an equity award of $156,235 in RSUs, which are scheduled to vest in three equal annual installments beginning March 14, 2023, with accelerated vesting in full upon termination due to death or "disability", "involuntary termination without cause" or "voluntary resignation with good reason" (each as defined in the award agreement).

For additional information, see "—2022 Outstanding Equity Awards at Fiscal Year-End."

Other Compensation

In addition to base salary and annual and long-term performance-based compensation, our NEOs are also eligible for the following benefits on a similar basis as our other eligible employees:

- health, dental, and vision insurance.

- paid time off, including vacation, personal holidays, and sick days;

- life insurance and supplemental life insurance; and

- short-term and long-term disability insurance.

Retirement Benefits

We maintain a 401(k) retirement savings plan (or 401(k) Plan) under which all of our employees (including our NEOs) are eligible to participate beginning on the first day of the month after their employment with us begins. The 401(k) Plan includes a deferral feature under which a participant may elect to defer his or her compensation by up to the statutorily prescribed IRS limits. Currently, we also match participant contributions to the 401(k) Plan up to 4% of the participant's annual eligible earnings. We believe that providing a vehicle for retirement savings through our 401(k) Plan, and making matching contributions, adds to the overall desirability of our executive compensation program and further incentivizes our NEOs in accordance with our compensation policies.

Other than the 401(k) Plan, we do not maintain any pension plans or non-qualified deferred compensation plans for the benefit of our employees or other service providers.

Employment Agreements with NEOs

The Company is party to an employment agreement with each of Messrs. Cyr, Morris, Cunfer and Walsh. For Messrs. Cyr, Morris and Walsh, each agreement provides for an initial term of one year and for automatic one-year extensions beginning on the expiration of the initial term. Any automatic extension may be cancelled upon at least 90 days' prior written notice from the respective NEO or the Company. Under their agreements, and following past adjustments made in connection with the Board's annual review, Messrs. Cyr, Morris, Cunfer and Walsh are entitled to receive annual base salaries of $620,000, $510,000, $500,000, and $312,500, respectively, subject to annual review by the Board. Further, Messrs. Cyr, Morris, Cunfer and Walsh have the opportunity to earn annual target bonuses equal to at least 95%, 60%, 60% and 40%, respectively, of their base salaries. Each executive is also entitled to participate in the Company's employee and fringe benefit plans as may be in effect from time to time on the same basis as other employees of the Company generally. The Company is also party to an offer letter with Ms. Machaba, which is described further below.

Employment Agreement with William Cyr

The Company entered into an employment agreement with Mr. Cyr in July 2016. In the event of a termination of Mr. Cyr's employment by the Company without "cause," or by Mr. Cyr for "good reason" (each as defined in his employment agreement), he is generally eligible to receive, subject to his timely execution and non-revocation of a general release of claims against the Company: (i) an amount equal to (A) one and one-half times the sum of his (x) base salary and (y) target bonus, for a period of 18 months, payable in equal monthly in accordance with the Company's normal payroll practice; and (ii) Company payment of premiums (at active employee rates) for continuation of group health coverage for him and his eligible dependents for 18 months. In the event of a termination of Mr. Cyr's employment due to "permanent disability" (as defined in his employment agreement), he is generally eligible to receive, subject to his timely execution and non-revocation of a general release of claims against the Company, Company payment of premiums (at active employee rates) for continuation of group health coverage for him and his eligible dependents for 18 months.

Mr. Cyr's employment agreement contains a cutback provision for "parachute payments" under Internal Revenue Code (or Code) Section 280G, under which he may be subject to a cutback of certain change-in-control payments in order to avoid any excise tax or loss of deduction under Code Section 280G, if the cutback would result (after factoring any potential excise taxes under Section 280G) in a larger after-tax payment to Mr. Cyr.

Mr. Cyr's employment agreement contains the following restrictive covenants: (i) a non-compete covenant that prohibits him from competing against the Company for 24 months after employment; (ii) non-solicit covenants that prohibit him from actively soliciting the Company's employees, customers, or suppliers during employment and for 24 months after employment; and (iii) a perpetual confidentiality covenant that protects the Company's proprietary information, developments, and other intellectual property.

Employment Agreements with Scott Morris, Todd Cunfer and Cathal Walsh

The Company entered into employment agreements with Messrs. Morris and Walsh in October 2014, and with Mr. Cunfer in December 2022. Under the agreements, in the event of a termination of the NEO by the Company without "cause," by the NEO for "good reason," or due to "permanent disability" (each as defined in the respective employment agreements), each NEO is generally eligible to receive, subject to his timely execution and non-revocation of a general release of claims against the Company: (i) an amount equal to 12 months of the NEO's base salary in accordance with the Company's normal payroll practice; (ii) Company payment of premiums (at active employee rates) for continuation of group health coverage for the NEO and his eligible dependents for 12 months; and (iii) only in the event of a termination by the Company without "cause" or by the NEO for "good reason" after June 30th during any year in which the employment agreement is effective, a pro-rated annual incentive award based on actual performance for the year in which termination occurs.

Each of the employment agreements with Messrs. Morris and Walsh contains a cutback provision for "parachute payments" under Code Section 280G, under which the NEO may be subject to a cutback of certain change-in-control payments in order to avoid any excise tax or loss of deduction under Code Section 280G, if the cutback would result (after factoring any potential excise taxes under Section 280G) in a larger after-tax payment to the NEO.

Each of the employment agreements with Messrs. Morris, Cunfer and Walsh contains the following restrictive covenants: (i) a non-compete covenant that prohibits the NEO from competing against the Company for 12 months after employment; (ii) non-solicit covenants that prohibit the NEO from actively soliciting the Company's employees, customers, or suppliers during employment and for 12 months after employment; and (iii) a perpetual confidentiality covenant that protects the Company's proprietary information, developments, and other intellectual property.

Arrangements with Thembeka Machaba

The Company entered into an offer letter with Ms. Machaba in August 2020. The offer letter required that Ms. Machaba enter into the Company's confidentiality and no-hire agreement, which includes customary confidentiality and non-solicitation provisions that extend for 12 months after termination or resignation of employment with the Company. On April 17, 2023, Thembeka Machaba was given a one-time cash award with a target value of $456,250, subject to time-and performance-vesting conditions. The grant was made during a period of increased employee turnover and increased demand for executive talent. It was essential to future operations that Freshpet keep the skill set and talents Ms. Machaba brings. This award is intended to preserve Ms. Machaba's employment with the company for a minimum of two years. Given this, 50 percent of this award will cliff vest on March 15, 2025. The remaining 50 percent of the award vests subject to adjusted EBITDA and net sales achievement, the goals for which are not disclosed due to the potential for competitive harm.

Inducement Grants to Todd Cunfer

In December 2022, we granted our CFO, Mr. Cunfer, an inducement grant of stock options in accordance with the Nasdaq Marketplace Rules. Mr. Cunfer's inducement grant consisted of 40,120 time-vesting options and 22,381 restricted stock units.

Policy Prohibiting Hedging

We consider it improper and inappropriate for our directors, officers, and other employees at or above the Vice President level to engage in any transactions that hedge or offset, or are designed to hedge or offset, any decrease in the value of our securities. As such, we have implemented a policy that prohibits our directors, officers, and other employees at or above the Vice President level from engaging in any speculative or hedging transactions or any other transactions that are designed to offset any decrease in the value of our securities.

Accounting Considerations

We consider the accounting impact reflected in our financial statements when establishing the amounts and forms of executive compensation. The forms of compensation that we select are intended to be cost-efficient. We account for all awards settled in equity in accordance with FASB ASC Topic 718, under which the fair value of the grant, net of estimated forfeitures, is expensed over the service/vesting period based on the number of options, shares, or units, as applicable, that vest. The estimated payout amount of performance awards, along with any changes in that estimate, is recognized over the performance period under "liability" accounting. Our ultimate expense for performance awards will equal the value earned by/paid to the award recipients.

Compensation Risk Assessment

As a publicly traded company, we are subject to SEC rules regarding risk assessment. Those rules require a publicly traded company to determine whether any of its existing compensation plans, programs, or arrangements create risks that are reasonably likely to have a material adverse effect on the Company. We do not believe that our compensation plans, programs, or arrangements create risks that are reasonably likely to have a material adverse effect on Freshpet.


COMPENSATION COMMITTEE REPORT


The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth above. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Annual Report and our proxy statement.


The Compensation Committee of Freshpet, Inc.,

Daryl G. Brewster (Chair)

Olu Beck

Leta D. Priest


EXECUTIVE COMPENSATION TABLES

2022 Summary Compensation Table

The following table sets forth the compensation for 2022 for each NEO. Compensation information for 2021 and 2020 is presented for individuals who were also our NEOs in those years.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Options Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
William B. Cyr(6) Chief Executive Officer	2022	620,000	—	—	282,720	12,200	914,920
	2021	600,000	—	—	153,440	11,600	765,040
	2020	600,000	—	14,701,112	545,940	11,400	15,858,452
Scott Morris President and Chief Operating Officer	2022	510,000	—	—	146,880	12,200	669,080
	2021	490,000	—	—	80,556	11,600	582,156
	2020	475,000	—	11,342,468	288,135	11,400	12,117,003
Todd Cunfer(7) Current Chief Financial Officer	2022	41,667	1,500,000	1,500,000	12,230	—	3,053,897
Thembi Machaba Senior Vice President, Human Resources	2022	340,000	—	—	65,280	2,448	407,728
Cathal Walsh Managing Director Europe	2022	348,379	156,235	—	60,000	—	564,614
	2021	429,231	149,977	—	35,275	—	614,483
	2020	285,000	—	3,204,674	103,767	—	3,593,441
Heather Pomerantz(8) Former Chief Financial Officer	2022	294,800	—	—		639,891	934,691
	2021	425,000	—	—	58,225	10,921	494,146
	2020	400,000	—	7,972,163	196,106	9,846	8,578,115
Richard Kassar(9) Interim Chief Financial Officer/Vice Chairman	2022	80,000	—	—	19,358	152,000	251,358
	2021	80,000	—	—	10,960	94,160	185,120
	2020	282,000	—	166,656	80,880	11,400	540,936

(1) Amounts reflect base salary earned during the year, including any amounts voluntarily deferred under our qualified 401(k) plan.

(2) Amounts reflect the aggregate grant date fair value of RSUs granted in the year computed in accordance with FASB ASC Topic 718 and are based on the valuation assumptions described in Note 9 to our consolidated financial statements included in our annual report.

(3) Amounts reflect the aggregate grant date fair value of options granted in the year computed in accordance with FASB ASC Topic 718 and are based on the valuation assumptions described in Note 9 to our consolidated financial statements included in our annual report.

(4) Amounts reflect cash awards earned by our NEOs under the Company's annual incentive plan and with respect to ESG goals established for executives. Please see "Annual Incentive Awards" and "Executive ESG Goals" in the CD&A above for further information about our annual incentive plan.

(5) Amounts reflect matching Company contributions under our 401(k) plan. In addition, includes for Ms. Pomerantz in 2022 amounts received in connection with her separation from the Company.

(6) Mr. Cyr also serves as a member of the Board but does not receive any additional compensation for his service as a director.

(7) Mr. Cunfer began serving as the Company's Chief Financial Officer in December 2022.

(8) Ms. Pomerantz began serving as the Company's Chief Financial Officer in October 2020, at which time she became an NEO. Ms. Pomerantz departed from the Company on September 7, 2022. Ms. Pomerantz's total compensation for 2022 includes $628,099 paid in connection with her separation from the Company.

(9) Mr. Kassar began serving as the Company's Interim Chief Financial Officer in September 2022 and served through November 2022. Mr. Kassar's total compensation for 2022 reflects three months of employment for the year, with the remainder earned as consulting fees in his role as Vice Chairman. Mr. Kassar's total compensation for 2021 reflects six months of employment for the year, with the remainder earned as consulting fees in his role as Vice Chairman.

2022 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards to our NEOs during 2022. Please see "Annual Incentive Awards" in the CD&A above for additional information about the non-equity incentive plan awards reflected in the table below. Please see the "2022 Outstanding Equity Awards at Fiscal Year-End" table below for additional information about the vesting parameters that are applicable to equity awards reflected in the table immediately below.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)				
William B. Cyr	Annual Incentive	—	235,600	589,000	1,472,500	—	—	—	—
Scott Morris	Annual Incentive	—	122,400	306,000	765,000	—	—	—	—
Todd Cunfer	Annual Incentive	—	10,192	25,479(1)	63,698	—	—	—	—
	Inducement Grant (Options)	12/1/2022	—	—	—	—	40,120	67.02	1,500,000
	Inducement Grant (RSUs)	12/1/2022	—	—	—	22,381	—	—	1,500,000
Thembeka Machaba	Annual Incentive	—	54,400	136,000	340,000	—	—	—	—
Cathal Walsh	Annual Incentive	—	50,000	125,000	312,500	—	—	—	—
	RSU Grant under 2014 Plan	3/14/2022	—	—	—	1,852(4)	—	—	156,235(5)
Heather Pomerantz	Annual Incentive	—	59,068	147,671(2)	369,178	—	—	—	—
Richard Kassar (Interim CFO)	Annual Incentive	—	16,131	40,329(3)	100,822	—	—	—	—
Richard Kassar (Vice Chairman)	Annual Incentive	—	24,000	60,000(3)	150,000	—	—	—	—

(1) Mr. Cunfer's target bonus opportunity was prorated at 8% for 2022, based upon the number of full months during the year which he was employed with the Company.

(2) Ms. Pomerantz's target bonus opportunity was prorated at 67% for 2022, based upon the number of full months during the year which she was employed with the Company.

(3) Mr. Kassar's target bonus opportunity for his work as Interim Chief Financial Officer was prorated at 25% for 2022, based upon the time in which he served in that role. Mr. Kassar also received a bonus as Vice Chair, which was $60,000 for the remaining 75% of the year.

(4) Scheduled to vest in three equal annual installments beginning March 14, 2023.

(5) Amount reflects the aggregate grant date fair value of RSUs granted in the year computed in accordance with FASB ASC Topic 718 and is based on the valuation assumptions described in Note 9 to our consolidated financial statements included in our annual report.

2022 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2022. Vesting of awards reflected in the table is generally subject to continuous service with the Company, with accelerated vesting in certain circumstances, as reflected in the footnotes to the table.

		Option Awards					Stock Awards			
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Unexercisable (#)**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
William B. Cyr	9/6/2016	1,000,000	—	—	10.23	9/6/2026	—	—	—	—
	12/24/2020	27,344	41,016(1)	205,079(2)	142.79	12/24/2030	—	—	—	—
Scott Morris	9/27/2016	123,000	—	—	8.90	9/27/2026	—	—	—	—
	4/3/2017	81,949	—	—	11.00	4/3/2027	—	—	—	—
	4/1/2020	7,808	2,603(3)	2,604(4)	63.87	4/1/2030	—	—	—	—
	12/24/2020	20,508	30,762(1)	153,809(2)	142.79	12/24/2030	—	—	—	—
Todd Cunfer	12/1/2022	—	40,120(5)	—	67.02	12/1/2032	—	—	—	—
	12/1/2022	—	—	—	—	—	22,381(5)	1,181,045(6)	—	—
Thembeka Machaba	8/1/2020	3,333	1,667(5)	—	96.05	8/1/2030	—	—	—	—
	12/24/2020	10,936	16,408	82,031(2)	142.79	12/24/2030	—	—	—	—
Cathal Walsh	5/10/2016	20,463	—	—	9.05	5/10/2026	—	—	—	—
	4/3/2017	15,449	—	—	11.00	4/3/2027	—	—	—	—
	3/30/2018	16,092	—	—	16.45	3/30/2028	—	—	—	—
	4/1/2019	6,820	—	—	42.29	4/1/2029	—	—	—	—
	4/1/2020	3,287	1,645(3)	—	63.87	4/1/2030	—	—	—	—
	10/1/2020	23,330	11,670(7)	—	111.65	10/1/2030	—	—	—	—
	10/1/2020	—	—	20,000(8)	111.65	10/1/2030	—	—	—	—
	3/12/2021	—	—	—	—	—	638(9)	33,667(6)	—	—
	3/14/2022	—	—	—	—	—	1,852(9)	97,730(6)	—	—
Richard Kassar	9/27/2016	79,800	—	—	8.90	9/27/2026	—	—	—	—
	4/3/2017	18,940	—	—	11.00	4/3/2027	—	—	—	—
	3/30/2018	9,723	—	4,471(4)	16.45	3/30/2028	—	—	—	—
	4/1/2019	11,447	—	—	42.29	4/1/2029	—	—	—	—
	4/1/2020	5,478	1,371(3)	1,371(4)	63.87	2/1/2030	—	—	—	—
	3/12/2021	552	1,105(3)	1,658(4)	—	—	—	—	—	—
	3/14/2022	—	—	—	—	—	1,481(5)	78,152(6)	—	—
Heather Pomerantz	1/12/2020	10,000	5,000(3)	—	60.70	1/12/2030	—	—	—	—
	4/1/2020	4,930	1,645(3)	3,289(4)	63.87	4/1/2030	—	—	—	—
	12/24/2020	13,672	20,508(1)	102,539(2)	142.79	12/24/2030	—	—	—	—

(1) Scheduled to vest annually in approximately equal installments on the first four anniversaries of the grant date, subject to continued employment, with accelerated pro rata vesting based on the number of days worked following the grant date upon a termination of employment by the Company without cause or upon a resignation by the executive for good reason (as defined in the grant agreement) within two years after a change in control of the Company.

(2) Eligible to vest based upon the achievement of performance goals upon the conclusion of a four-year performance period, subject to continued employment, with (a) the opportunity to vest in a pro rata portion based on the number of days employed during the performance period upon a termination by the Company other than for cause, based on actual Company performance through the end of the performance period, and (b) the opportunity to vest in part or in full upon a termination of employment by the Company without cause or upon a resignation by the executive for good reason (as defined in the grant agreement) within a two years after a change in control of the Company, based on actual Company performance through the change in control. For competitive reasons, these performance goals shall not be disclosed until the end of the performance period.

(3) Scheduled to vest annually in approximately equal installments on the first three anniversaries of the grant date, subject to continued employment, with accelerated vesting in full upon termination of employment by the Company without cause or upon a resignation by the executive for good reason (as defined in the grant agreement) within two years after a change in control of the Company.

(4) Eligible to vest in equal annual installments based upon the achievement of performance goals that the Compensation Committee considers moderate to difficult to achieve, subject to continued employment through each vesting date.

(5) Scheduled to vest annually in approximately equal installments on the first three anniversaries of the grant date, subject to the Executive's continued employment through such vesting dates.

(6) Amount reflects the value as of December 31, 2022 based on the Company's closing stock price of $52.77 as of December 30, 2022, the last trading day during 2022.

(7) Scheduled to vest annually in approximately equal installments on the first three anniversaries of the grant date, with accelerated vesting if, in connection with a change of Control of the Company, the options are not assumed, repurchased by the Company, or terminated.

(8) Eligible to vest based upon the achievement of a net sales goal for 2023 that the Compensation Committee considers moderate to difficult to achieve, with the opportunity to (i) upon a termination of employment by the Company without cause or upon a resignation by the executive for good reason (as defined in the grant agreement), vest on a pro-rated basis based on the number of days employed during the performance period, based on actual Company performance through the end of the performance period and (ii) vest in full upon a change in control of the Company if, in connection with a change of Control of the Company, the options are not assumed, repurchased by the Company, or terminated.

(9) Scheduled to vest in three equal annual installments on the first three anniversaries of the grant date, with accelerated vesting in full upon termination due to death or Disability, Involuntary Termination Without Cause or Voluntary Resignation with Good Reason (as each is defined in the award agreement).

2022 Options Exercises and Stock Vested

The following table sets forth certain information regarding vesting of stock awards owned by one of our NEOs during 2022. None of our NEOs exercised of stock options by our NEOs in 2022.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
William B. Cyr	—	—
Scott Morris	—	—
Todd Cunfer	—	—
Thembi Machaba	—	—
Cathal Walsh	318	29,170
Richard Kassar	—	—
Heather Pomerantz	—	—

(1) Reflect the market value of the underlying shares on the vesting date based on $91.73, the closing price of the common stock on March 11, 2022, the last trading date prior to the vesting date.

Pension Benefits

Currently, the Company does not sponsor or adopt any pension plans (other than our 401(k) plan).

Nonqualified Deferred Compensation

Currently, the Company does not sponsor or adopt a nonqualified deferred compensation plan.

Potential Payments Upon Termination or Change in Control

The following table sets forth information regarding the severance payments and the change in control payments that could have been made to our NEOs had they experienced a termination of employment or a change in control as of December 30, 2022. The fair market value of a share of our common stock on December 30, 2022, was $52.77. The table only includes information for employment termination and change in control events that trigger vesting or severance-related payments, and assumes that each NEO will take all action necessary to receive the maximum available benefit, such as execution of a release of claims. Any amounts payable to the NEOs in the event of a change in control of the Company may be subject to reduction under Code Sections 280G and 4999. The amounts below are estimates of the incremental amounts that could be received upon a change in control or termination of employment; the actual amount could be determined only at the time of any actual change in control or termination of employment.

In connection with Ms. Pomerantz's departure from the Company, on October 13, 2022, the Company and Ms. Pomerantz entered into a Separation Agreement and General Release of Claims (the "Separation Agreement") pursuant to which Ms. Pomerantz is entitled to receive (i) a continuation of her annual base salary until September 30, 2023, (ii) payment for the employer portion of the premiums for her continued health coverage until the earliest of September 30, 2023, the date that she becomes eligible for coverage under a subsequent employer's plan, or the date that she ceases to be eligible for continued coverage, (iii) a pro-rated annual bonus for fiscal year 2022 (if any), to be paid in 2023, in an amount to be determined based upon the actual level of achievement of any applicable performance goals as identified by the Company, its board of directors or a committee thereof and (iv) a sum of $75,000, payable in three equal monthly installments over a period of three months, beginning in October 2022 and ending in December 2022, for her consultancy services during such time in assisting with the orderly transition of her former duties.

Name	Cash ($)	COBRA ($)	Equity ($)(15)	Total ($)
William B. Cyr				
Termination due to permanent disability	—	46,363(1)	—(5)	46,363
Involuntary termination (13)	2,720,250(2)	46,363(1)	—(5)	2,766,613
Change in control	—	—	—	—
Involuntary termination after change in control	2,720,250(2)	46,363(1)	—(6)	2,766,613
Scott Morris				
Termination due to permanent disability	—	30,908(3)	—(7)	30,908
Involuntary termination (14)	656,880(4)	30,908(3)	—(7)	687,788
Change in control	—	—	—	—
Involuntary termination after change in control	656,880(4)	30,908(3)	—(8)	687,788
Heather Pomerantz				
Termination due to permanent disability	—	—	—	—
Involuntary termination (13)	392,421(11)	—	—(9)	392,421
Change in control	—	—	—(9)	—
Involuntary termination after change in control	—	—	—(10)	—
Todd Cunfer				
Termination due to permanent disability	—	30,908(3)	—	30,908
Involuntary termination (13)	512,230(4)	30,908(3)	580,839(12)	1,123,977
Change in control	—	—	580,839(12)	580,839
Involuntary termination after change in control	512,230(4)	30,908(3)	580,839(12)	1,123,977
Cathal Walsh				
Termination due to permanent disability	—	---	—	---
Involuntary termination (13)	348,513(4)	---	82,004(14)	430,518
Change in control	—	—	82,004(14)	82,004
Involuntary termination after change in control	348,513(4)	---	82,004(14)	430,518
Richard Kassar				
Termination due to permanent disability	—	—	---	---

Involuntary termination (13)	—	—	78,152(15)	78,152
Change in control	—	—	78,152(15)	78,152
Involuntary termination after change in control	—	—	78,152(15)	78,152
Thembeka Machaba				
Termination due to permanent disability	—	—	—	—
Involuntary termination (13)	—	—	—(16)	—
Change in control	—	—	—(16)	—
Involuntary termination after change in control	—	—	—(16)	—

(1) Amount reflects the cost of COBRA premiums for 18 months following termination.

(2) Amount reflects 1.5 times the sum of Mr. Cyr's base salary and target bonus for a period of 18 months.

(3) Amounts reflect the cost of COBRA premiums for one year following termination.

(4) Amounts reflect (i) one year of base salary and (ii) pro-rated bonus based on actual performance for the 2022 performance year.

(5) As of December 31, 2022, Mr. Cyr held unvested performance-vesting options to purchase 205,079 shares of stock with an exercise price of $142.79 which would have accelerated on a pro-rata basis upon a termination by the Company other than for cause.

(6) As of December 31, 2022, Mr. Cyr held unvested (i) performance-vesting options to purchase 205,079 shares of stock with an exercise price of $142.79 which would have accelerated upon an Involuntary Termination within two years after a change in control of the Company, based on actual Company performance through the change in control and (ii) unvested time-vesting options to purchase 41,016 shares of stock with an exercise price of $142.79 which would have accelerated on a pro-rata basis upon an Involuntary Termination within two years after a change in control of the Company.

(7) As of December 31, 2022, Mr. Morris held unvested performance-vesting options to purchase 153,809 shares of stock with an exercise price of $142.79 which would have accelerated on a pro-rata basis upon a termination by the Company other than for cause.

(8) As of December 31, 2022, Mr. Morris also held unvested (i) performance-vesting options to purchase 153,809 shares of stock with an exercise price of $142.79 which would have accelerated upon an Involuntary Termination within two years after a change in control of the Company, based on actual Company performance through the change in control and (ii) unvested time-vesting options to purchase 30,762 shares of stock with an exercise price of $142.79 which would have accelerated on a pro-rata basis upon an Involuntary Termination within a two years after a change in control of the Company.

(9) As of December 31, 2022, Ms. Pomerantz held unvested performance-vesting options to purchase 102,539 shares of stock with an exercise price of $142.79 which would have accelerated on a pro-rata basis upon a termination by the Company other than for cause.

(10) As of December 31, 2022 Ms. Pomerantz held 6,646 time-vesting options which would fully accelerate upon an Involuntary Termination within two years following a change in control at prices greater than $52.77 per share. As of December 31, 2022, Ms. Pomerantz also held unvested (i) performance-vesting options to purchase 102,539 shares of stock with an exercise price of $142.79 which would have accelerated upon an Involuntary Termination within a two years after a change in control of the Company, based on actual Company performance through the change in control and (ii) unvested time-vesting options to purchase 20,508 shares of stock with an exercise price of $142.79 which would have accelerated on a pro-rata basis upon an Involuntary Termination within two years after a change in control of the Company.

(11) As of December 31, 2022, Ms. Pomerantz had terminated employment with the company. In connection with Ms. Pomerantz's departure from the Company, on October 13, 2022, the Company and Ms. Pomerantz entered into a Separation Agreement and General Release of Claims (the "Separation Agreement") pursuant to which Ms. Pomerantz is entitled to receive (i) a continuation of her annual base salary until September 30, 2023, (ii) payment for the employer portion of the premiums for her continued health coverage until the earliest of September 30, 2023, the date that she becomes eligible for coverage under a subsequent employer's plan, or the date that she ceases to be eligible for continued coverage, (iii) a pro-rated annual bonus for fiscal year 2022 (if any), to be paid in 2023, in an amount to be determined based upon the actual level of achievement of any applicable performance goals as identified by the Company, its board of directors or a committee thereof and (iv) a sum of $75,000, payable in three equal monthly installments over a period of three months, beginning in October 2022 and ending in December 2022, for her consultancy services during such time in assisting with the orderly transition of her former duties.

(12) As of December 31, 2022, Mr. Cunfer held unvested (i) time-vesting options to purchase 40,120 shares of stock with an exercise price of $67.02 which would have fully accelerated in connection with a change of control occurring on December 31, 2022 if the options had not been assumed, repurchased by the Company, or terminated. Mr. Cunfer also had 11,007 restricted stock units which would have fully accelerated in connection with a change of control occurring on December 31, 2022.

(13) An "Involuntary Termination" means a termination by the Company without cause or by the NEO for good reason.

(14) As of December 31, 2022, Mr. Walsh held unvested (i) time-vesting options to purchase 11,670 shares of stock with an exercise price of $111.65 which would have fully accelerated in connection with a change of control occurring on December 31, 2022 if the options had not been assumed, repurchased by the Company, or terminated and (ii) performance-vesting options to purchase 20,000 shares of stock with an exercise price of $111.65 which would have vested in full upon a change in control of the Company if, in connection with a change of Control of the Company, the options were not assumed, repurchased by the Company, or terminated. Mr. Walsh also held 1,554 shares of restricted stock shown at a value of $52.77 per share which would have vested in full upon a change in control of the Company if, in connection with a change of Control of the Company, the options were not assumed, repurchased by the Company, or terminated.

(15) As of December 31, 2022, Mr. Kassar held unvested (i) performance-vesting options to purchase 3,029 shares of stock with an exercise price greater than $52.77 which would have accelerated upon an Involuntary Termination within two years after a change in control of the Company, based on actual Company performance through the change in control and (ii) unvested time-vesting options to purchase 2,467 shares of stock with an exercise price greater than $52.77 which would have accelerated on a pro-rata basis upon an Involuntary Termination within two years after a change in control of the Company. Mr. Kassar also held 1,481 shares of restricted stock shown at a value of $52.77 per share which would have vested in full upon a change in control of the Company if, in connection with a change of Control of the Company, the options were not assumed, repurchased by the Company, or terminated.

(16) As of December 31, 2022, Ms. Machaba held unvested (i) performance-vesting options to purchase 82,031 shares of stock with an exercise price of $142.79 which would have accelerated upon an Involuntary Termination within two years after a change in control of the Company, based on actual Company performance through the change in control and (ii) unvested time-vesting options to purchase 16,408 shares of stock with an exercise price of $142.79 and 1,667 shares of stock with an exercise price of $96.05 which would have accelerated on a pro-rata basis upon an Involuntary Termination within two years after a change in control of the Company.

(17) No equity value was attributable to options with an exercise price at or above the December 31, 2022 stock price of $52.77.

CEO PAY RATIO

To determine the ratio of our CEO's annual total compensation to the median annual total compensation of all our employees excluding the CEO, we identified, as of December 31, 2022, the median employee using annual base salary. We sorted the data set from lowest to highest salary using salary amounts calculated as of December 31, 2022, noting that all salaries were annualized for employees who were new hires or worked a partial year and without excluding any employees from the data set. We believe this measure reasonably reflects the typical annual compensation of our employee population and is a consistently applied compensation measure for all employees.

We estimate that the median employee's 2022 total compensation was $63,045, as calculated pursuant to the Summary Compensation Table Rules. Mr. Cyr's 2022 total compensation was $891,360 which was approximately 14 times that of the median of the annual total compensation of all our employees (1:14 ratio).

DIRECTOR COMPENSATION

The full Board approved director compensation for 2022, based on the recommendation of the Compensation Committee with assistance from KF, and in accordance with the Company's non-employee director compensation program. For 2022, each non-employee member of the Board who served for the entire year received an annual cash retainer of $60,000, paid quarterly. In 2022, each Board member was also granted an award of restricted shares under our 2014 Plan, which vest on the first anniversary of the grant date, subject to continued service, with an upfront grant date value of $119,960 (or $169,985 for the Chair of the Board). In addition, certain directors who served as Chairs of Board committees received additional cash payments for 2022 as follows: $15,000 for the Chair of the Company's Audit Committee and $7,500 each for the Chairs of the Compensation Committee and the Nominating, Governance and Sustainability Committee. Certain directors who served on multiple committees also received additional cash payments for 2022 of $5,000.

The following table shows compensation paid to each of our non-employee directors who served during 2022. Mr. Cyr, our Chief Executive Officer, also serves as a director of the Company, but did not receive any additional compensation for his service as a director. Please see the "2022 Summary Compensation Table" for the compensation received by Mr. Cyr as Chief Executive Officer of the Company.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Charles A. Norris (2)	60,000	169,985	229,985
J. David Basto	60,000	119,960	179,960
Olu Beck (6)	65,000	119,960	184,960
Daryl G. Brewster (3)	67,500	119,960	187,460
Lawrence S. Coben	60,000	119,960	179,960
Walter N. George III (4)	67,500	119,960	187,460
Jacki S. Kelley	60,000	119,960	179,960
Leta D. Priest	60,000	119,960	179,960
Craig D. Steeneck (5)	75,000	119,960	194,960

(1) Represents the aggregate grant date fair value of shares of restricted Common Stock granted under our 2014 Plan without regard to forfeitures, computed in accordance with FASB ASC Topic 718 and is based on the valuation assumptions described in Note 9 to our consolidated financial statements included in our annual report. This amount does not reflect the actual economic value realized by the director. The stock awards reflected in the table comprise all outstanding equity awards held by our non-employee directors at the end of 2022. As of December 31, 2022, each of the non-employee directors held 1,422 unvested restricted shares, (or, in the case of Mr. Norris, 2,015 shares).

(2) Charles A. Norris serves as Chair of the Board.

(3) Daryl G. Brewster serves as Chair of the Compensation Committee.

(4) Walter N. George III serves as Chair of the Nominating, Governance and Sustainability Committee.

(5) Craig D. Steeneck serves as the Chair of the Audit Committee.

(6) During 2022, Olu Beck served on two committees: the Audit Committee and the Compensation Committee.

Stock Ownership Guidelines for Non-Employee Directors

Stock ownership guidelines are in place for our non-employee directors to encourage significant ownership of our common stock by our non-employee directors and to further align the personal interests of our non-employee directors with the interests of our stockholders. Non-employee directors are expected to own common stock valued at an amount at least three times the cash retainer, as calculated for each calendar year on the first trading day of each calendar year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management

The following table shows information about the beneficial ownership of our common stock, as of April 24, 2022, by:

- each person known by us to beneficially own 5% or more of our outstanding common stock;
- each of our directors and named executive officers; and
- all of our directors and executive officers as a group.

The numbers listed below are based on 48,111,646 shares of our common stock outstanding as of April 24, 2022. Unless otherwise indicated, the address of each individual listed in this table is c/o Freshpet, Inc., 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
Principal Stockholders:		
The Vanguard Group, Inc. (2)	4,423,502	9.2%
JANA Partners LLC (3)	4,145,087	8.6%
Wasatch Advisors LP (4)	3,353,636	7.0%
FMR LLC (5)	2,660,064	5.5%
Wellington Management Group LLP (6)	2,443,050	5.1%
Named Executive Officers and Directors:		
William B. Cyr (7)	1,104,695	2.3%
Charles A. Norris (8)	597,869	1.2%
J. David Basto	35,147	*
Olu Beck	6,483	*
Daryl G. Brewster	54,761	*
Lawrence S. Coben	51,738	*
Walter N. George III	46,176	*
Jacki S. Kelley	8,566	*
Craig D. Steeneck	29,384	*
Leta D. Priest	9,640	*
Todd E. Cunfer	11,007	*
Scott Morris (9)	355,645	*
Cathal Walsh	91,502	*
Thembeka Machaba	14,269	*
Richard Kassar	41,246	*
Heather Pomerantz	6,000	*
Executive Officers and Directors as a Group (14 persons) (10)	**2,464,128**	**5.1%**

---

*   Less than 1%

(1)   A "beneficial owner" of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

- voting power, which includes the power to vote, or to direct the voting of, such security; and/or
- investment power, which includes the power to dispose, or to direct the disposition of, such security.

Unless otherwise indicated, each person named in the table above has sole voting and investment power, or shares voting and investment power with his or her spouse (as applicable), with respect to all shares of stock listed as owned by that person. Shares issuable upon the exercise of options exercisable on April 24, 2023 or within 60 days thereafter are considered outstanding and to be beneficially owned by the person holding such options for the purpose of computing such person's beneficial ownership percentage but are not deemed outstanding for the purposes of computing the beneficial ownership percentage of any other person.

(2)	Represents shares of common stock beneficially owned as of December 30, 2022, based on a Schedule 13G filed on February 9, 2023, by The Vanguard Group, Inc., pursuant to which The Vanguard Group, Inc. reports sole voting power over zero shares, shared voting power over 19,446 shares, sole dispositive power over 4,357,754 shares and shared dispositive power over 65,748 shares. In such filing The Vanguard Group, Inc., lists its address as 100 Vanguard Blvd., Malvern, PA 19355.
(3)	Represents shares of common stock beneficially owned as of December 13, 2022, based on Amendment No. 2 to a Schedule 13D filed on December 13, 2022, by JANA Partners LLC. In such filing, JANA Partners LLC lists its address as 767 Fifth Avenue, 8
(4)	Represents shares of common stock beneficially owned as of December 31, 2022, based on Amendment No. 2 to a Schedule 13D filed on February 8, 2023, by Wasatch Advisors LP. In such filing, Wasatch Advisors LP lists its address as 505 Wakara Way, Salt Lake City, UT 84108.
(5)	Represents shares of common stock beneficially owned as of December 30, 2022, based on a Schedule 13G filed on February 9, 2023, by FMR LLC. In such filing, FMR LLC lists its address as 245 Summer Street, Boston, Massachusetts 02210.
(6)	Represents shares of common stock beneficially owned as of December 30, 2022, based on a Schedule 13G filed on February 6, 2023, by Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP (together, "Wellington"), pursuant to which Wellington reports shared voting power over 2,139,722 shares and shared dispositive power over 2,443,050 shares. In such filing, Wellington lists its address as 280 Congress Street, Boston, MA 02210.
(7)	Includes 77,351 shares of common stock and 1,027,344 options to purchase common stock held by Mr. Cyr directly, 55,000 options to purchase shares of common stock held by his spouse, 107,500 options to purchase shares of common stock held by Irrevocable Spousal Trust for Linda W. Cyr, and 95,000 options to purchase shares of common stock held by Linda W. Cyr 2020 Irrevocable Trust for Descendant.
(8)	Includes 32,188 shares of common stock held by Mr. Norris directly, 503,568 shares of common stock held by Norris Trust Ltd 6/18/02, 30,000 shares of common stock held by the Charles Norris 2020 Annuity Trust and 30,000 shares held by the Margaret Norris 2020 Annuity Trust.
(9)	Of this amount, Mr. Morris has indicated that 95,530 shares of common stock are pledged as collateral in a brokerage account.
(10)	Excludes Ms. Pomerantz and Mr. Kassar, as they are no longer executive officers of the Company.

EQUITY COMPENSATION PLAN INFORMATION

The Company administers three current equity compensation plans: our 2014 Plan, a 2016 inducement grant of stock options to Mr. Cyr, and a 2022 inducement grant of stock options and restricted stock units to Mr. Cunfer. The following table provides information as of December 31, 2022 regarding shares of our common stock that may be issued under the plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (#) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights ($) (b)(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
Equity Compensation Plans Approved by Security Holders	2,593,468(2)	—	383,883
Equity Compensation Plans Not Approved by Security Holders	1,077,501(3)	14.23	—
Total	3,670,969		383,883

(1) RSUs reflected in column (a) are not reflected in these weighted-average exercise prices.

(2) Includes 2,317,468 options outstanding under our 2014 Plan with a weighted average exercise price of $90.30; and 276,000 RSUs outstanding under our 2014 Plan;

(3) Reflects a September 2016 inducement grant to our CEO, Mr. Cyr, a December 1, 2022 inducement grant to our CFO, Mr. Cunfer, which grants are described below, and a January 2020 inducement grant to our former CFO, Ms. Pomerantz.

2014 Omnibus Plan

Our 2014 Plan was adopted by the Board in connection with our initial public offering and approved by our stockholders in October 2014. Our 2014 Plan allows for awards of tax-qualified incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, other stock-based awards, and other cash-based awards to our directors, officers, employees, consultants, and advisors. Upon the adoption of our 2014 Plan, we discontinued our 2010 Plan, as described below.

Inducement Grant to Mr. Cyr

In September 2016, we granted our CEO, Mr. Cyr, an inducement grant of stock options in accordance with the Nasdaq Marketplace Rules. Mr. Cyr's inducement grant consisted of 500,000 performance-vesting options and 500,000 time-vesting options, which have all vested.

Inducement Grant to Mr. Cunfer

In December 2022, we granted our CFO, Mr. Cunfer, an inducement grant of stock options in accordance with the Nasdaq Marketplace Rules. Mr. Cunfer's inducement grant consisted of 40,120 time-vesting options and 22,381 restricted stock units.

2010 Stock Option Plan

Our 2010 Plan was adopted by the Board and approved by our stockholders in December 2010. Our 2010 Plan allowed for the grant of tax-qualified incentive stock options and nonstatutory stock options to our employees, officers, directors, consultants, and advisors. We discontinued our 2010 Plan in March 2014 and no new awards have been granted under the plan since that time. Any award outstanding under our 2010 Plan at the time of its discontinuance will remain in effect until the award is exercised or has expired in accordance with its terms.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for Approval of Related Party Transactions

There are no related person transactions that require reporting under SEC rules. Our Board of Directors has adopted a written related party transaction policy, which sets forth the policies and procedures for the review and approval or ratification of related party transactions. This policy is administrated by our Audit Committee. These policies provide that, in determining whether or not to recommend the initial approval or ratification of a related party transaction, the relevant facts and circumstances available shall be considered, including, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction.

DIRECTOR INDEPENDENCE

See "Item 10. Directors, Executive Officers and Corporate Governance—Corporate Governance and Board Structure" and "Item 10. Directors, Executive Officers and Corporate Governance—Board Committees."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for Services Rendered by Independent Registered Public Accounting Firm

Our independent registered public accounting firm is KPMG LLP, Short Hills, New Jersey, Auditor ID: 185

The following table presents fees for professional services rendered by our current independent registered public accounting firm, KPMG, for the fiscal years ended December 31, 2022 and 2021.

	2022	2021
Audit Fees (1)	$ 1,759,000	$ 1,085,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees (2)	1,900	1,900
Total	$ 1,760,900	$ 1,086,900

(1) Audit Fees: Includes fees related to the audit of the Company's annual financial statements and review of the Company's quarterly financial statements as well as services that are normally provided by independent registered public accounting firms in connection with statutory and regulatory filings or engagements.

(2) All Other Fees: Includes fees related to KPMG's Accounting Research Online ("ARO") Subscription.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services
Performed by the Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent auditor and to not engage the independent auditor to perform the non-audit services proscribed by law or regulation. The Audit Committee may adopt pre-approval policies and procedures detailed as to particular services and delegate pre-approval authority to a member of the Audit Committee. The decisions of any Audit Committee member to whom pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting.

All services provided by KPMG for 2022 and 2021 were pre-approved by the Audit Committee.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as a part of this report:

(1) Financial Statements—All financial statements are omitted for the reason that they are not required or the information is otherwise supplied in Item 8. "Financial Statements and Supplementary Data" in the 2022 10-K filed on February 28, 2023.

(2) Financial Statement Schedules—None.

(3) Exhibits—The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

Exhibit No.	Description
3.1	Sixth Amended and Restated Certificate of Incorporation of Freshpet, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2022)
3.2	Amended and Restated Bylaws of Freshpet, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the SEC on October 4, 2022)
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (previously filed)
10.1	Sixth Amended and Restated Loan and Security Agreement Amendment, dated February 19, 2021, by and among the Company and City National Bank, a national banking association, as the arranger and administrative agent, and the lenders thereto (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on February 19, 2021)
10.2+	Freshpet, Inc. Second Amended and Restated 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed with the SEC on October 7, 2020)
10.3+	First Amendment to Freshpet, Inc. Second Amended and Restated 2014 Omnibus Incentive Plan (incorporated by reference to the Company's Annual Report on Form 10-K filed on February 22, 2021)
10.4+	Professor Connor's, Inc. 2010 Stock Option Plan (incorporated by reference to the Company's Registration on Form S-8 filed on December 12, 2014)
10.5+	Professor Connor's, Inc. 2006 Stock Plan (incorporated by reference to the Company's Registration on Form S-8 filed on December 12, 2014)
10.6+	Form of Restricted Stock Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on October 27, 2014)
10.7+	Form of Restricted Stock Unit Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on October 27, 2014)
10.8+	Form of Incentive Stock Option Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on October 27, 2014)
10.9+	Form of Nonqualified Stock Option Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on October 27, 2014)
10.10+	Form of Stock Appreciation Rights Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on October 27, 2014)
10.11+	Summary of Non-Employee Director Compensation Arrangements (previously filed)
10.12+	Employment Agreement, dated as of July 27, 2016, by and between Freshpet, Inc. and William B. Cyr (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 8, 2016)
10.13+	Form of Employment Agreement between Scott Morris and Freshpet, Inc. (incorporated by reference to Amendment No. 3 to the Company's Registration Statement on Form S-1 filed on November 4, 2014)
10.14+	Offer Letter Agreement, dated as of December 16, 2019, by and between Freshpet, Inc. and Heather Pomerantz (incorporated by reference to the Company's Annual Report on Form 10-K filed on February 22, 2021)

10.15+	Separation Agreement and General Release of Claims, dated October 13, 2022, by and among the Company and Heather Pomerantz (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 19, 2022)
10.16	First Amendment to Sixth Amended and Restated Loan and Security Agreement, dated April 29, 2022, by and among the Company and City National Bank, as the arranger and administrative agent, and the lenders thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 2, 2022)
10.17+	Employment Agreement, dated October 27, 2022, by and among the Company and Todd Cunfer (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2022)
10.18+	Employment Agreement, dated as of July 6, 2015, by and between Freshpet, Inc. and Stephen Weise (incorporated by reference to Exhibit 10.18 to the Company's 10-K, Amendment No. 1, filed on April 30, 2019)
10.19+	Form of Employment Agreement between Cathal Walsh and Freshpet, Inc. (incorporated by reference to Amendment No. 3 to the Company's Registration Statement on Form S-1 filed on November 4, 2014)
10.20+	Nonqualified Stock Option Inducement Award Agreement by and between Freshpet, Inc. and William B. Cyr, dated September 6, 2016 (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed with the SEC on October 7, 2020)
10.21+	Nonqualified Stock Option Inducement Award Agreement by and between Freshpet, Inc. and Heather Pomerantz, dated January 12, 2020 (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed with the SEC on October 7, 2020)
10.22+	Form of Indemnification Agreement between Freshpet, Inc. and each of its directors and executive officers (incorporated by reference to Amendment No. 3 to the Company's Registration Statement on Form S-1 filed on November 4, 2014)
21.1	List of Subsidiaries (previously filed)
23.1	Consent of KPMG LLP (previously filed)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (previously filed)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (previously filed)
31.3*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2022, relating to the Registrant's Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2022
31.4*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2022, relating to the Registrant's Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2022
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (previously filed)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Schema Documents
101.CAL*	Inline XBRL Calculation Linkbase Document
101.LAB*	Inline XBRL Labels Linkbase Document
101.PRE*	Inline XBRL Presentation Linkbase Document
101.DEF*	Inline XBRL Definition Linkbase Document
EX-104	Inline XBRL Formatted Cover Page (formatted as Inline XBRL and contained in Exhibit 101).

*   Filed herewith.
+   Indicates a management contract or compensatory plan or agreement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on May 1, 2023.

FRESHPET, INC.

By: /s/ Todd Cunfer
Name: Todd Cunfer
Title: Chief Financial Officer

Exhibit 31.3

CERTIFICATIONS

I, William B. Cyr, certify that:

1. I have reviewed this Amendment No. 1 to the Annual Report on Form 10-K of Freshpet, Inc. for the year ended December 31, 2022; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: May 1, 2023

/s/ William B. Cyr
William B. Cyr
Chief Executive Officer

Exhibit 31.4

CERTIFICATIONS

I, Todd Cunfer, certify that:

1. I have reviewed this Amendment No. 1 to the Annual Report on Form 10-K of Freshpet, Inc. for the year ended December 31, 2022; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: May 1, 2023


/s/ Todd Cunfer
Todd Cunfer
Chief Financial Officer


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